Form 20-F
period 2002-12-31
CLONDALKIN INDUSTRIES PLC
filed 2003-05-15
CIK 1116543

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

 -------------------------------------------------------------------------------

                                    FORM 20-F
(Mark One)

____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

__X__ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                            CLONDALKIN INDUSTRIES PLC
                 (Translation of Registrant's Name Into English)

                               Republic of Ireland
                 (Jurisdiction of incorporation or organization)

                                 Monastery Road,
                                   Clondalkin,
                                   Dublin 22,
                                    Ireland.
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                          10.625% Senior Notes due 2010

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 38,095 ordinary shares of (euro)1.00 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      ___X__   No       _____

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17  _____    Item 18  __X___

                                TABLE OF CONTENTS

                                                                                              Page

Introduction                                                                                    2

                                     PART I

Item 3.             Key Information                                                             4
Item 4.             Information on the Company                                                  7
Item 5.             Operating and Financial Review and Prospects                               20
Item 6.             Directors, Senior Management and Employees                                 36
Item 7.             Major Shareholders and Related Party Transactions                          40
Item 8.             Financial Information                                                      41
Item 9.             The Offer and Listing                                                      41
Item 10.            Additional Information                                                     42
Item 11.            Quantitative and Qualitative Disclosures About Market Risk                 48

                                     PART II

Item 13.            Defaults, Dividend Arrearages and Delinquencies                            50
Item 14.            Material Modifications to the Rights of Security Holders and
                    Use of Proceeds                                                            50
Item 15.            Controls and Procedures                                                    50



                                    PART III

Item 17.            Financial Statements                                                       51
Item 18.            Financial Statements                                                       51
Item 19.            Exhibits                                                                   51




Signatures                                                                                     52
Certifications                                                                                 53
Exhibits Index                                                                                 55

Omitted items are not applicable

INTRODUCTION

Annual Report for 2002

    This Annual Report for Clondalkin Industries PLC ("the Company" or "Clondalkin Industries") contains the financial information required in a filing with the Securities and Exchange Commission on Form 20-F. The presentation of the annual results in this reporting format is prescribed in undertakings given by the Company further to its issue on January 28, 2000 of (euro)125 million fixed rate 10.625% senior notes repayable January 2010 ("the senior notes").


Currency and Presentation of Information

    On January 1, 1999, eleven participating member nations of the European Union, including the Republic of Ireland, adopted the Euro as their official legal currency, and fixed conversion rates were established between the Euro and the existing national currencies. The Company publishes its consolidated financial statements in Euro ("(euro)"). Clondalkin Group Limited, formerly Clondalkin Group PLC, ("Clondalkin Group (Predecessor)"), adopted the Euro as its reporting currency in its financial statements for the year ended December 31, 1998 by translating all Irish pound amounts at IEP 0.787564 to (euro)1.00, being the Irish pound fixed conversion rate with effect from January 1, 1999, as permitted by accounting principles generally accepted in Ireland ("Irish GAAP"). Prior to this, the consolidated financial statements were published in Irish pounds. The Euro currency was adopted on January 1, 2002 to replace the national currencies of the eleven participating nations of the European Union, at the rate established on January 1, 1999.

    In this Annual Report, unless otherwise specified or unless the context otherwise requires, all references to "Euro", "(euro)" and "c" are to the single currency of participating member states of the European Union as contemplated by the Treaty on European Union. All references to "Irish pounds" or "IEP" are to the lawful currency of Ireland. All references to "U.S. dollars," "dollars" or "$" are to the lawful currency of the United States of America ("U.S."). All references to "sterling pounds", "(pound)" or "British pounds" are to the lawful currency of the United Kingdom ("U.K."). All references to "CHF" or "Swiss francs" are to the lawful currency of Switzerland.

    The following table sets forth, for the periods and dates indicated, the average, high, low and end of period Noon Buying Rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Euro, expressed in U.S. dollars per (euro)1.00 (to the nearest cent). For 1998 and earlier years, the rates have been arrived at by converting the Noon Buying Rate for Irish pounds into Euro at the fixed conversion rate of (euro)1.00 = IEP 0.787564.

     Years ended December 31,            Period End      Average rate*          High              Low
     ------------------------            ----------      -------------          ----              ---
     1998                                   1.17              1.12              1.22              1.06
     1999                                   1.00              1.07              1.18              1.00
     2000                                   0.94              0.92              1.03              0.83
     2001                                   0.89              0.90              0.95              0.84
     2002                                   1.05              0.94              1.05              0.86

* The average of the Noon Buying Rate on the last business day of each month during the relevant period.

    Unless otherwise indicated, the financial information presented in this Annual Report has been prepared in accordance with Irish GAAP. Irish GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). A discussion of the differences between Irish GAAP and U.S. GAAP that affect the consolidated financial statements of the Company is set forth in Note 33 of the Notes to the Consolidated Financial Statements.

    Amounts stated in Items 3 to 5 in relation to financial results for 1999 are for Clondalkin Industries adjusted for the effect of the acquisition of Clondalkin Group (Predecessor) as if the acquisition had occurred on January 1, 1999.
                                       2

Forward-Looking Statements

    Clondalkin Industries PLC and subsidiaries ("Clondalkin" or the "Group") and its affiliates and representatives may from time to time make written or verbal statements which, to the extent they are not historical fact, constitute "forward-looking statements". The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides safe harbor for such forward-looking statements made by or on behalf of Clondalkin Industries PLC, and any such statements are intended to be subject to the safe harbor protection provided by the Reform Act.

    By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

    o consolidation in the industries and markets in which Clondalkin operates may affect demand and supply conditions;
    o changing technology may impact on the functionality of Clondalkin's products and production processes;
    o raw material availability and cost volatility may affect normal supply terms;
    o economic downturns may constrain demand and pricing;
    o competitor actions may impact customer relationships, pricing and margins;
    o changes in laws and regulations may affect production processes and product delivery methods; and
    o future currency exchange rates, interest rates and tax rates may have a significant impact on the results of Clondalkin.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

    Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

PART I
------

ITEM 3 - KEY INFORMATION
------------------------

Selected Financial Data

    The Company acquired Clondalkin Group (Predecessor) on November 9, 1999. Prior to its acquisition of Clondalkin Group (Predecessor), the Company did not have operations.

    The selected historical consolidated financial data presented for Clondalkin Industries as at December 31, 2002, 2001 and 2000 and for the years then ended and the period from its inception on July 22, 1999 to December 31, 1999, and at December 31, 1999 are extracted or derived from its consolidated financial statements. The consolidated financial statements as at December 31, 2002, 2001 and for each of the years in the three year period ending December 31, 2002 are included elsewhere in this Annual Report. The selected historical consolidated financial data presented below for Clondalkin Industries for the period from July 22, 1999 to December 31, 1999 and as at December 31, 2000 and 1999 is extracted or derived from its consolidated financial statements which are not included in this Annual Report. The selected historical consolidated financial data presented below for Clondalkin Group (Predecessor) for the 44 weeks ended November 9, 1999 and for the 12 months ended December 31, 1998 is extracted or derived from its consolidated financial statements which are not included herein. The selected consolidated financial data for 1998 has been arrived at after translating the previously reported Irish pound amounts to Euro using the fixed conversion rate of IEP 0.787564 to (euro)1.00, being the Irish pound to Euro fixed conversion rate with effect from January 1,1999 as permitted under Irish GAAP.

    The consolidated financial statements are prepared in accordance with Irish GAAP which differs in some respects from U.S. GAAP. A summary of the significant differences between Irish GAAP and U.S. GAAP applicable to Clondalkin Industries is set forth in Note 33 to the consolidated financial statements.

    This information should be read in conjunction with "Operating and Financial Review and Prospects" and the consolidated financial statements of Clondalkin Industries and accompanying notes included elsewhere in this Annual Report.

Selected Historical Financial Data
((euro)thousands, except per share data and                   Clondalkin Industries                     Clondalkin Group
number of shares in issue)                                                                               (Predecessor)
                                                                                    Period from  |
                                                                                     July 22,    |                Year ended
                                              Year ended    Year ended  Year ended    1999 to    |  44 weeks to    December
                                               December      December    December   December     |    November     31, 1998
Amounts in accordance with Irish GAAP          31, 2002    31, 2001(2) 31, 2000(2)  31, 1999(2)  |   9, 1999(2)     (1)(2)
-------------------------------------      -------------- ------------ ----------- ------------  |  ------------ -------------
Profit and Loss Account Data                                                                     |
Sales                                          710,458      710,816      639,400       91,405    |     496,103      513,184
                                           ----------------------------------------------------  | ---------------------------
                                                                                                 |
Operating profit                                55,992       43,444       38,070        6,154    |      46,421       44,729
Exceptional items                                                                                |
  Profit on disposal of land and buildings          --           --           --           --    |          --        4,502
  Income from financial assets                      --           --        3,426           --    |          --           --
  Business termination and rationalization costs    --           --       (2,085)          --    |      (1,762)      (1,244)
                                           ----------------------------------------------------  | ---------------------------
                                                                                                 |
Profit before interest and taxation             55,992       43,444       39,411        6,154    |      44,659       47,987
Net interest payable                           (46,127)     (49,594)     (47,550)      (4,804)   |      (4,507)      (5,877)
                                           ----------------------------------------------------  | ---------------------------
Profit  (loss) on ordinary activities                                                            |
 before taxation                                 9,865       (6,150)      (8,139)       1,350    |      40,152       42,110
Taxation on profit  (loss) on ordinary                                                           |
 activities(2)                                  (8,018)      (2,002)      (1,939)        (714)   |     (10,189)     (11,175)
                                           ----------------------------------------------------  | ---------------------------
Profit  (loss)  on ordinary activities                                                           |
 after taxation                                  1,847       (8,152)     (10,078)         636    |      29,963       30,935
                                           ====================================================  | ===========================

Selected Historical Financial Data                             Clondalkin Industries                     |    Clondalkin Group
(Continued)                                                                                              |     (Predecessor)
((euro)thousands, except per share data and                                                 Period from  |
number of shares in issue)                                                                   July 22,    |               Year ended
                                              Year ended     Year ended      Year ended       1999 to    |  4 weeks to    December
                                               December       December       December        December    |   November     31, 1998
                                              31, 2002       31, 2001(2)    31, 2000(2)     31, 1999(2)  |  9, 1999(2)     (1)(2)
                                             -----------    ------------     ----------     -----------  |  ----------   -----------
Dividends                                          Nil            Nil             Nil          Nil       |     4.05c       10.14c
                                                                                                         |
Earnings (loss) per share                  (euro)48.48  ((euro)213.96)  ((euro)264.55)   (euro)18.87     |    71.01c       73.69c
                                                                                                         |
Diluted earnings (loss) per share          (euro)48.48  ((euro)213.96)  ((euro)264.55)   (euro)18.87     |    69.84c       72.32c
                                                                                                         |
Balance Sheet Data                                                                                       |
Tangible fixed assets                          195,310        203,154         189,651        194,606     |               160,239
Financial fixed assets                           1,888          1,888           1,888          1,888     |                 1,888
                                                                                                         |
Intangible fixed assets                        229,999        255,722         234,595        231,194     |                    --
                                                                                                         |
Net current assets(3)                           50,282         69,445          72,046         92,413     |                85,047
Total assets                                   638,512        690,786         640,212        676,185     |               382,106
Creditors (amounts falling due after more                                                                |
 than one year)(4)                             481,698        534,831         494,689        501,838     |               115,495
Deferred income - capital grants                    --             --              --             --     |                   789
Provisions for liabilities and charges -                                                                 |
Deferred taxation                               12,733         13,845          12,796         18,143     |                 7,851
                                              ------------------------------------------------------     |          --------------
Shareholders' funds                            (16,952)       (18,467)         (9,305)           120     |               123,039
                                              ======================================================     |          ==============
Other data                                                                                               |
Number of shares in issue ('000s)                   38             38              38             38     |                42,026
Cash flow from operating activities             92,098         82,395          79,645         25,327     |   38,362       66,426
                                                                                                         |
Returns on investments and servicing of                                                                  |
 finance                                       (29,928)       (35,857)        (25,809)        (2,501)    |   (4,530)      (6,530)
Cash flow from financing activities            (47,569)        21,306         (33,277)       517,750     |  (60,723)     (52,324)
                                                                                                         |
Purchase of tangible fixed assets               17,555         19,977          11,054          2,818     |   13,320       19,168
                                                                                                         |
Depreciation and amortization                   37,808         38,097          34,688          4,729     |   18,723       18,811
                                                                                                         |
Amounts in Accordance with U.S. GAAP (5)                                                                 |
----------------------------------------                                                                 |
Profit and Loss Account Data                                                                             |
Operating profit                                72,841         41,270          41,934          2,140     |   38,462       46,109
Net income  (loss) attributable to                                                                       |
 shareholders                                   20,744        (11,884)         (8,524)        (3,330)    |   25,060       31,695
Dividends per share                                 --             --              --            --      |    10.49c        9.55c
                                                                                                         |
Basic earnings  (loss) per share          (euro)544.53  ((euro)311.96)  ((euro)223.76)  ((euro)98.81)    |    59.39c       75.50c
Diluted earnings  (loss) per share        (euro)544.53  ((euro)311.96)  ((euro)223.76)  ((euro)98.81)    |    58.41c       74.10c
Balance Sheet Data                                                                                       |
Fixed assets                                                                                             |
Tangible fixed assets                          192,845        203,154         189,651        194,606     |               160,239
Financial fixed assets                           1,888          1,888           1,888          1,888     |                 1,888
Intangible fixed assets - goodwill             249,008        258,671         238,207        234,184     |               273,255
Intangible fixed asset - finance costs           4,381          4,978           4,542             --     |                    --
Non-current liabilities                        486.079        539,809         499,231        501,838     |               115,495
                                                                                                         |
Shareholders' funds                             (5,206)       (25,618)        (13,760)        (5,220)    |               173,975
                                                                                                         |
Capital expenditure                             17,755         19,977          11,054          2,818     |   13,320       19,168
                                                                                                         |
Depreciation and amortization                   24,444         39,338          35,801          4,827     |   19,924       20,032


Notes
-----
(1) The Euro amounts have been arrived at by converting the underlying Irish pound figures at the fixed conversion rate of (euro)1.00 = IEP 0.787564.
(2) Amounts presented for comparative periods in accordance with Irish GAAP have been restated to reflect the adoption of FRS 19. This resulted in an increased deferred tax charge of (euro)1,481,000, (euro)554,000 and
     (euro)758,000 in the periods ended December 31, 2000, 1999 and 1998 respectively and a deferred tax credit in the year ended December 31, 2001.
(3) Net current assets comprise stocks, debtors, bank and cash balances less accounts payable and accrued liabilities.
(4) Creditors falling due after more than one year solely comprise long term debt except for the inclusion of other creditors of (euro)2,067,000
     (euro)3,837,000, (euro)12,908,000, (euro)26,506,000 and (euro)42,413,000 at December 31, 1998, 1999, 2000, 2001 and 2002, respectively.
(5) Amounts shown in accordance with U.S. GAAP as of and for the year ended December 31,2002 reflect the adoption of SFAS 142 on January 1, 2002. The comparative figures have not been restated in this regard. The effects of the adoptions of SFAS 142 are discussed in Note 33 to our consolidated financial statements.

Exchange Rates

    The following table sets forth, for the periods and dates indicated, the average, high, low and end of period Noon Buying Rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Euro, expressed in U.S. dollars per (euro)1.00 (to the nearest cent). For 1998 and earlier years, the rates have been arrived at by converting the Noon Buying Rate for Irish pounds into Euro at the fixed conversion rate of IEP 0.787564 to
(euro)1.00. The exchange rate on April 29, 2003 was (euro)1.00 = U.S.$1.131.

   Years ended December 31,             Period End      Average rate *        High              Low
   -------------------------------------------------------------------------------------------------
   1998                                    1.17              1.12             1.22              1.06
   1999                                    1.00              1.07             1.18              1.00
   2000                                    0.94              0.92             1.03              0.83
   2001                                    0.89              0.90             0.95              0.84
   2002                                    1.05              0.94             1.05              0.86

* The average of the Noon Buying Rate on the last business day of each month during the relevant period.

   Month                                Period End       Average rate         High              Low
   -------------------------------------------------------------------------------------------------
   September 2002                         0.9879            0.9806           0.9959            0.9685
   October 2002                           0.9881            0.9812           0.9881            0.9708
   November 2002                          0.9932            1.0013           1.0139            0.9895
   December 2002                          1.0485            1.0194           1.0485            0.9927
   January 2003                           1.0739            1.0622           1.0861            1.0361
   February 2003                          1.0779            1.0785           1.0875            1.0708
   March 2003                             1.0895            1.0807           1.1030            1.0606

Risk Factors

    The operating results are affected by a number of external factors, including fluctuations in currency exchange rates, changes in the prices of the raw materials used to make products, macroeconomic conditions in the principal markets supplied and consolidation trends in the industry. Each of these factors is described briefly below.

Fluctuations in currency exchange rates

    With the introduction of the Euro on January 1, 1999, Clondalkin's exposure to fluctuations in exchange rates has been somewhat reduced. The Group has significant non-Euro denominated businesses, in the U.S., Britain and Switzerland, which collectively accounted for approximately 44.1% of sales in the year ended December 31, 2002. A stronger Euro will reduce the Euro reported figures of the non-Euro businesses and conversely a weaker Euro will increase the reported figures of the non-Euro businesses. As a result, comparability of the Group's performance between financial periods can be significantly affected by fluctuations in the Euro against the other currencies with which the Group transacts.

    The Group is also exposed to currency transaction risk whenever one of the subsidiaries enters into transactions using a currency other than its functional currency. This risk is reduced as far as possible by matching revenues and costs in each currency, for example by buying raw materials predominantly in the local market in the functional currency. Where this is not possible, it is the Group's policy to enter into currency hedging from time to time, to the extent needed to cover any unmatched currency positions. The primary transaction currency exposures relate to purchases of U.S. dollar denominated aluminum materials by the European flexible packaging operations. Aluminum material purchases vary between 3% and 5% of Group sales on a year to year basis.

Prices of raw materials

    The most important materials used are polymer resins and other plastics, paper, paperboard and aluminum foil. These materials are all commodities and follow cyclical price movements that are, especially in the case of polymers, subject to significant volatility. For the most part, these materials are purchased at market rates, although from time to time, aluminum foil is bought on a forward price basis against known customer commitments. Other raw materials used include coatings, lacquers, adhesives and inks. Large inventories of raw materials are not generally maintained beyond the amounts needed to meet actual orders from customers. Furthermore, changes in raw material costs, both increases and decreases, are typically passed on to customers within a short period of time after such changes. The period required to implement selling price increases varies depending on the rate and frequency of raw material cost increases experienced and on general demand conditions. Generally, most increases in the cost of raw materials are reflected relatively quickly in both sales revenues and cost of sales.

    Considerable attention is devoted to managing the purchase of raw materials. In addition, the operating subsidiaries target their business with those customers who require high quality and on higher value-added products which generally allow greater scope to incorporate increases in raw material prices into the prices at which products are sold. As a result, operating margins in value terms have not been greatly affected by volatility in commodity prices over the years. However, future volatility in commodity prices may still adversely affect the results of operations.


Macroeconomic and industrial conditions in the principal markets supplied

    We believe that operating performances in our businesses are more directly affected by management initiatives, such as investments, asset utilization, new product introductions and cost-efficiency measures than by macroeconomic conditions. However, macroeconomic conditions do affect the overall demand for and supply of products. This is because many products are incorporated into consumer goods whose sales volumes may vary with the fluctuations in disposable income that are associated with changes in the macroeconomic environment. Other factors that may affect results of operations in specific markets include the level of competition and scope for expansion of particular markets. Therefore any severe or prolonged future downturn, or increase in competition, in principal markets would be likely to have an adverse impact on the results of operations.

Consolidation in the packaging industry

    Consolidation in the industries and markets in which Clondalkin's businesses operate could have adverse consequences for our constituent businesses. Our strategy is to sell higher value-added packaging products to a large number of customers to mitigate the effect that individual customers may exert by applying significant price pressure or by reducing their activity levels with us. Consolidation among our customers could increase their ability to apply price pressure, thereby causing our operations to reduce their selling prices or lose sales. Consolidation among customers could also affect volume and product requirements, causing them to source from competing suppliers with a cost structure better suited to the production of higher volumes. Finally, consolidation among competitors could facilitate their access to more sophisticated packaging technologies than we typically employ and therefore challenge some of the Group's competitive strengths, such as our existing level of technical competence and product reliability.


ITEM 4 - INFORMATION ON THE COMPANY
-----------------------------------

History and Development of the Company

Overview

    The Company was incorporated on July 22, 1999 in the Republic of Ireland. Our corporate offices are located at Monastery Road, Clondalkin, Dublin 22, Ireland (telephone: ++ 353 1 4591559). The Company is the holding company of the Group, with direct share, indirect share and loan interests in subsidiaries. As described below, the Company is a wholly owned subsidiary of Clondalkin Group Holdings Limited, whose offices are also located at the above address.

    The Company and its subsidiaries form an international group of companies producing flexible and specialist packaging products. The Group has operating subsidiaries in Ireland, the U.K., the Netherlands, Belgium, Germany, Switzerland and the U.S. Clondalkin supplies value-added packaging products to a diversified customer base principally in the food and beverage, consumer products, industrial, healthcare, agricultural/horticultural and services/distribution sectors. The Group manufactures and distributes products through approximately 40 operating companies, all wholly owned subsidiaries, in 41 locations, and employs more than 4,000 employees. Each operating company is managed by its autonomous and experienced management team.

    Clondalkin's operations manufacture a wide range of plastic, foil and paper-based flexible packaging products and folding cartons. Flexible packaging accounted for 66.7% of sales and specialist packaging accounted for 33.3% of sales in 2002, (2001: 65.3% and 34.7% respectively). The operations convert raw materials, including paper, paperboard, aluminum foil and plastic film and resin into finished products through a range of manufacturing processes including extrusion, laminating, lacquering, metalizing, printing, slitting and die cutting. The higher value-added packaging products are usually designed to satisfy highly technical operating specifications and have sophisticated preservation and presentation features. In addition, they typically meet stringent qualification standards because they are closely integrated with our customers' production processes. These factors have facilitated the development of long-lasting technology partnership relationships with many of our packaging customers.

    We believe that the distinguishing characteristics of our business are:

    o Our businesses are non-cyclical and focus on value-added products and services;
    o Our flexible packaging operations, convert all three main raw materials; polymer, aluminum and paper, and can substitute them to better service the product applications and customer requirements;
    o We use advanced technologies throughout our operations;
    o We achieve flexibility and efficiency of operations by paying attention to increasing asset utilization rates, by implementing better work practices and improving material usage efficiency.
    o Our businesses are market driven, pursuing advantage and differentiation in product innovation, changing material substrates, new applications, pre-press and finishing capabilities and delivery systems;
    o Our businesses are cash generative; and
    o Our businesses are diversified by product, market and currency.

    On December 19, 2002, we acquired the business and assets of Spiralkote, a flexible packaging company located in Orlando, Florida in the United States for a consideration of (euro)2.1 million. The consideration was financed from our cash balances.

    In April 2001, we acquired the flexible packaging and folding carton businesses formerly owned by European Packaging Holdings BV ("the EPH companies") for a consideration of (euro)46.5 million before expenses and professional fees.

    The consideration payable was financed as to (euro)20 million with an intercompany loan advanced by Clondalkin Group Holdings Limited to Clondalkin Industries, wholly owned subsidiary Edgemead Limited. This loan was funded by newly issued subordinated shareholders' loans due July 2010. The intercompany loan advanced to Edgemead Limited is subordinate to the 10.625% senior notes due January 2010, with respect to interest and principal payments. The interest rate on the intercompany loan, fixed at 10% per annum, is non-cash payable, which is accrued for on a cumulative basis until maturity in July 2010. The balance of the consideration payable was funded by additional bank debt of (euro)30 million drawn by Edgemead Limited by way of an amendment to the existing Senior Credit Facility. The (euro)30 million bank loan is repayable over seven years, maturing December 2007. The intercompany loan and bank debts are Euro denominated.

    The EPH companies supply a range of plastic, foil and paper-based flexible packaging products and folding cartons mainly to major European food and confectionery manufacturers and comprise a group of six separate operating subsidiaries located in the Netherlands and Germany.

Acquisition of Clondalkin Group (Predecessor)

    In July 1999, Candover Partners, Candover Investments PLC and Candover (Trustees) Limited (together "Candover") supporting the management and executive directors (together "the Managers") of Clondalkin Group (Predecessor), caused Clondalkin Group Holdings Limited, Clondalkin Industries and Edgemead Limited to be incorporated, for the purpose of acquiring all of the outstanding shares in Clondalkin Group (Predecessor). Edgemead Limited, which made the offer, is a wholly owned subsidiary of Clondalkin Industries, which in turn is a wholly owned subsidiary of Clondalkin Group Holdings Limited. All three companies were incorporated in the Republic of Ireland. Edgemead Limited made a cash offer for the shares in Clondalkin Group (Predecessor) on September 14, 1999. The offer was recommended to the shareholders by the independent directors of Clondalkin Group (Predecessor), who were not involved in making the offer.

    On November 9, 1999 the offer was declared unconditional in all respects. On November 19, 1999 Clondalkin Group Holdings Limited made an offer to holders of options over shares in Clondalkin Group (Predecessor). Under the terms of this offer, options over shares which had a value of (euro)1.5 million, being the excess of the offer price over the option exercise price, were exercised. The remaining options were exchanged for rights to acquire preference shares of
(euro)99,625 and subordinated loan notes of (euro)12,453,125 in Clondalkin Group Holdings Limited at a future date.

    To finance the acquisition of Clondalkin Group (Predecessor), Candover subscribed (euro)109.2 million for fixed rate subordinated loan stock and
(euro)0.9 million for shares in Clondalkin Group Holdings Limited. The Managers subscribed (euro)3.4 million for fixed rate subordinated loan stock and
(euro)1.0 million for shares in Clondalkin Group Holdings Limited. Clondalkin Industries drew down a mezzanine loan facility of (euro)120 million. Edgemead Limited and a subsidiary of Clondalkin Group (Predecessor) borrowed a further
(euro)265 million, denominated in U.S. dollars, British pounds, Swiss francs and Euro, under a senior credit facility provided by a syndicate of banks. These funds were applied to purchase shares and refinance the existing bank indebtedness of Clondalkin Group (Predecessor) and its subsidiaries and to pay fees and expenses in connection with the acquisition.

    On January 28, 2000 Clondalkin Industries raised (euro)125 million by way of an issuance of 10.625% senior notes due January 2010 to refinance the mezzanine loan facility of (euro)120 million and pay issue expenses and costs of (euro)5 million. These senior notes are guaranteed by Edgemead Limited. They are listed on the Luxembourg Stock Exchange.

    A Registration Statement on Form F-4 was submitted on a confidential basis to the Securities and Exchange Commission, in Washington D.C., under the Securities Act of 1933 to have the exchange notes registered in substitution for the senior notes. On July 28, 2000 the Registration Statement was declared effective by the Securities and Exchange Commission and the Company offered the exchange notes to all existing note holders.

History of Clondalkin

    Clondalkin traces its origins back to the formation of Clondalkin Paper Mills Limited in Ireland in 1936, which was set up to manufacture pulp and paper products for the Irish market. This remained the predominant activity until the late 1970's, when profitability was adversely affected by the removal of trade and tariff barriers following Ireland's accession to the European Economic Community. Responding to these changed circumstances, Clondalkin, under new management, implemented a business strategy aimed at reducing dependencies. This new strategy focused on expanding the Group's activities outside of Ireland and repositioning the business away from low-margin commodity businesses and toward higher value-added market segments closer to end-users. The Group exited from pulp and paper manufacture and developed its down-stream converting businesses by organic investment and by acquisition.

    The table below lists the principal acquisitions over the last 15 years.

 Company                         Principal Activity                     Year of Acquisition     Location
------------------------------------------------------------------------------------------------------------------------
 Fortune Plastics                Flexible packaging                            1987           United States
 Art Litho                       Printing                                      1988           United States
 Ditone Labels                   Specialist packaging                          1989           England
 BBF                             Specialist packaging                          1989           United States
 WBF                             Specialist packaging                          1989           United States
 Vaassen Flexible Packaging      Flexible packaging                            1994           Netherlands
 Nyffeler Corti                  Flexible packaging                            1994           Switzerland
 Boxes Group                     Specialist packaging                          1995           England
 Van der Windt                   Flexible packaging                            1996           Netherlands
 Wentus                          Flexible packaging                            1996           Germany
 Ritchie                         Printing                                      1997           Scotland
 Chadwicks                       Flexible packaging                            1997           England
 Velsen/Flexoplast               Flexible packaging                            1999           Netherlands
 EPH Companies                   Flexible and Specialist packaging             2001           Netherlands/Germany
 Spiralkote                      Flexible Packaging                            2002           United States

    Clondalkin also has a 16.3% stake in the Kelvinside Group Limited, a holding company that invests primarily in smaller specialist printing companies in England.

Business Strategy

    Clondalkin's principal strategic objective is to continue to achieve earnings and cash flow growth. Management plan to pursue this objective through both organic developments of our existing businesses and by acquiring new businesses. The principal elements of our strategy are:

Focus on producing higher value-added products

    Our businesses are focused on producing specialized, higher value-added products to facilitate competition based on product quality and customer service rather than price. By offering and delivering a discriminating product, we hope to reduce our exposure to competitive pressures. This facilitates passing through increases in the prices of raw materials to customers. As a result, our businesses have generally been able to maintain stable operating profits in the face of an unstable commodity price environment. For these reasons we are constantly refining and adding to our product mix and service capability.

Continue to Diversify

    We seek to diversify our constituent operations as much as possible by entering new markets, introducing new products, adding new customers and cross-selling existing products to our customers. Product development is an ongoing requirement to maintain and improve operating margins. The diversification objective is implemented as follows:

    Geography and currency. We seek to achieve a balance by geographic region and currency in order to avoid becoming overly dependent upon the economic or monetary performance of any one country or region. In 2002, continental Europe represented 54.8% of sales (2001: 51.4%), the U.K. and Ireland represented 24.0% (2001: 24.7%) and the U.S. represented 21.2% (2001: 23.9%). Similarly, in 2002,
55.9% of sales were in currencies that comprise the Euro (2001: 53.2%), 21.2% of sales were in dollars (2001: 23.9%), 17.5% of sales were in sterling pounds (2001: 17.5%) and 5.4% of sales were in other currencies (2001: 5.4%). We also seek to match sales and expenses by currency. Given this broad currency spread, we believe that the Group's trading activities are naturally hedged against most currency movements.

    Raw materials. We seek to achieve a balance among the raw materials used to produce our products, which we believe assists us in servicing customer requirements while also improving our ability to cross-sell products to existing customers. In 2002, plastics/polymers based products represented 41.2% (2001:
43.5%), paper/paperboard based products represented 33.5% (2001: 33.7%) and foils/coated products represented 25.4% of sales (2001: 22.8%), respectively. Our competence in converting these three classes of raw material helps us differentiate our Group from competitors that typically work in one or two of the material substrates.

    End-user markets. We seek to diversify sales to end-user markets in order to reduce reliance on any single industry segment. The largest end user market supplied is the food and beverage sector accounting for approximately 30% of sales, followed by other consumer products which account for approximately 20% of sales. Services account for approximately 18% of sales. The other principal markets supplied, accounting for between 8% and 12% of sales, are the industrial, healthcare and agricultural/horticultural. Our remaining end-user markets represent much smaller percentages of sales.

    Customers and suppliers. We seek to avoid becoming reliant on sales to any single customer or on purchases from any single supplier. In 2002, the largest customer represented approximately 2.9% of sales (2001: 2.6%) and the top 20 customers collectively represented less than 17.5% of sales (2001: 19.2%). Given that the raw materials used are largely commodities traded on world markets, our operations are not dependent on any single supplier.

Improve Competitive Position and Customer Relationships

    We seek strong market shares in each of the niche markets in which our businesses operate. Leading positions include the supply of plastic flower sleeves in Continental Europe; waxed papers in Continental Europe; cut dairy lids in the U.K. and Continental Europe; specialist labels and inserts in Ireland for the pharmaceutical industry; business documentation systems in the South Eastern U.S. states; and betting forms and materials for racing and soccer betting in the U.K. We intend to maintain and, where possible, enhance these positions in specialty markets by leveraging existing customer relationships, technical expertise and the high quality of the products and services supplied. In particular, we will invest in existing operations where appropriate to reposition them to meet customers' changing demands and exploit new opportunities in the markets we service.

    Our customers demand high levels of performance from our products and support from our technical service personnel. We produce a great number of separate products to exacting delivery schedules. To meet these demands, we maintain close links with our customers. In addition, we intend to continue to improve our production processes and technological expertise to expand our flexibility in manufacturing a wide array of products and our ability to manufacture new products, especially time-sensitive products to meet our customers' changing needs.

Maintain Low Costs of Production

    Although our businesses seek to avoid competition based primarily on selling price, we keep our unit costs of production low by continuing to increase the productivity and flexibility of our production processes. For example, operating companies seek to maximize capacity utilization by organizing around-the-clock production when demand allows and moving under-utilized machinery to other operating locations where it can be used more efficiently and profitably.

Continue to Pursue Selective Acquisitions

    Over the last five years, a significant portion of Clondalkin Group's growth has come from acquired companies. In general, the Group seeks to acquire companies that operate as stand-alone entities or that complement specific aspects of our existing business. For example, acquired businesses may complement existing businesses by expanding existing product lines, improving technological expertise, adding distribution channels or customers, improving efficiency by reducing overhead costs or achieving critical mass in a market segment. The companies that we seek to acquire typically have the following characteristics:

    o focused on manufacturing higher value-added products;
    o history of strong positive cash flows;
    o sustainable operating profit margins greater than 7% of sales;
    o lack of major dependencies with respect to markets, products, customers and suppliers;
    o management teams that intend to stay with and develop the business; and
    o potential for growth.

    Following these preferences, we have been successful in developing the profitability of acquired businesses and integrating them into the Group. The added value packaging segments, in which our businesses specialize, are highly fragmented. This fragmentation will continue to offer consolidation and acquisition opportunities going forward.

Recent Developments

    Total investment expenditure in the last five years was (euro)123.9 million, which was divided 50.9% as to acquisitions (as adjusted for timing of deferred consideration payments) and 49.1% on developing existing operations.

    The most important developments in the last five years are summarized below.

    Acquisition of Spiralkote. In December 2002, the Group acquired the business and assets of Spiralkote, a flexible packaging company located in Orlando, Florida in the United States. Spiralkote represents an initial foothold for the Group's existing foils & laminates operations and provides an opportunity to market their innovative products in the extensive North American market through a domestic U.S. base.

    Acquisition of the EPH companies. In April 2001, we acquired the flexible packaging and folding cartons businesses of the former EPH Group. These businesses, with manufacturing operations in the Netherlands and Germany, complement our existing activities and expand the range of specialist packaging products and specialist technologies we offer our customers, thereby enhancing the market position of our laminating - coating and folding cartons businesses.

    Acquisition of Van der Windt and Velsen Flexoplast in flexible packaging. In July 1996, we acquired the Van der Windt group of flexible packaging companies, with manufacturing operations in the Netherlands and Germany. This acquisition expanded our market position and distribution capability in continental Europe and achieved a significant market share in important niche markets, such as plastic flower and potted plant sleeves and agricultural packaging products. Following this acquisition, measures were taken to improve Van der Windt's asset utilization, to impose clear profit responsibility on its management and to expand its operations into new higher value-added markets in the agricultural, retail and industrial sectors. In February 1999, we acquired Velsen Flexoplast, a flexible packaging manufacturer based in the Netherlands. This acquisition further expanded our flexible packaging product range and customer service capability and created purchasing, production and marketing synergies with the Van der Windt group.

    Integration and expansion of our European coating and laminating operations. In January 1997, we acquired Chadwicks and thereby expanded the product offerings to include short-run printed foil-based lids and closures. Extensive actions were taken at Nyffeler Corti to reduce costs through headcount reductions, improved material usage and significant reductions in laminate-coating capacity, strengthening its sales force and phasing out unprofitable product lines. Investment was made in state-of-the-art lacquering and metalizing technology at Vaassen, which has enabled the Group to consolidate continental European lacquering production in one location to achieve lower unit costs of production and to begin producing more environmentally friendly water-based lacquers. We also integrated the management and sales forces of Vaassen, Nyffeler Corti and Chadwicks to form a cohesive European coatings and packaging division within our Group. The acquisition of the EPH companies flexible packaging manufacturing businesses in April 2001 and Spiralkote in December 2002 further expanded the product, market and customer reach of this division. Our coatings and laminating division offers a full range of long run and short-run lacquering, printing and laminating converting solutions for most foil, plastic derivative and laminate based packaging products.

    Development of the U.S. specialist packaging operations. BBF, which operates in the specialist documentation end of the print market, has repositioned its business in recent years, withdrawing from the lower margin standard forms market and by promoting its development in the higher-margin value added segments of its market. These include form/label combinations for the direct mail industry, label products for industrial, healthcare and retail application and documentation management systems for healthcare and subscription products. Recently, the production operations have been all centralized at the main BBF facility in Florida.

    Reorganization of our specialist packaging businesses. The following steps have been taken to improve the competitive position in the U.K. folding cartons market. A new managing director was appointed to the Boxes Group in early 1999 and more management responsibility and accountability was devolved to the subsidiaries within this group. Unprofitable product lines were phased out and production was reoriented toward higher-margin products for the fast-moving consumer goods, healthcare and toiletries/cosmetics markets. In 2001, new state-of-the-art press equipment was added.

    In the labels business, additional capacity was added by opening a new factory and investing in advanced digital origination equipment, and high-speed rotary and multicolor presses. The marketing and sales staff of this business was rebuilt. A central warehouse and logistics center was established at Boxes (Ditone) in 1999 to streamline operations and to provide a single source of supply over the full product range. These actions have improved the position of the Boxes Group in the U.K. folding cartons and labels markets. Guy & Company in Ireland also relocated in 1999 to new extensively re-equipped modern facilities. These investments have provided a platform for the ongoing development of these businesses.

    The acquisition of the former EPH Group businesses in April 2001 has also added three new production locations in Continental Europe to these specialist packaging businesses. The provision of pan-European supply capability to our customers is becoming an increasingly important market requirement and this acquisition addresses this trend.

    Development of Fortune Plastics. In recent years, Fortune has added production facilities in Arizona and in Illinois increasing its number of locations to five in total. The remaining locations are in Connecticut, Tennessee and Florida. This geographical production representation enables Fortune to supply nationally throughout the U.S. market and has also proved to be a successful development strategy. Fortune has supplemented this development with ongoing plant and machinery investment and by expanding its product range, through new own manufacture products and also using bought in finished products.

Business Overview

    The Group operates a decentralized management structure with considerable autonomy vested in local management. The decentralized structure facilitates managing by profit responsibility; the structure is flat to ensure quick responses where guidance and approval are necessary. The decentralized structure works within a framework of coordination, control, strategy formulation and approval from the center. This approach fosters motivation and ongoing evaluation of operating policies, as well as ensuring responsiveness to changing market conditions. Local management is required to take responsibility for the development of the businesses under its control and to identify and promote development opportunities, as well as bring forward initiatives to increase the production output from the asset base.

    To facilitate management communications and control, operating companies are organized broadly around products and regions. For financial reporting purposes, the business is organized into two segments, namely flexible packaging and specialist packaging. Each of these segments is described below.

Products

Flexible packaging products

    We manufacture flexible packaging products in the U.S., the U.K., the Netherlands, Germany and Switzerland. The flexible packaging products include lids and seals for dairy product containers, plastic flower sleeves, agricultural produce bags, plastic bags, wraps, and other similar products designed for the hospital and healthcare market, the food and delicatessen markets and the services and janitorial markets, as well as metalized paper and foil/paper inner liners for product freshness. Plastic, paper, foil and combinations of these materials are used to make these products.

Specialist packaging products

    We manufacture specialist packaging products in the U.K., Ireland, the Netherlands and the U.S., including folding cartons, labels and leaflets, and paper bags and sacks. The principal markets supplied are in the pharmaceutical and healthcare industry, primarily for packaging medicines and prescription drugs, and in the fast moving consumer goods industry for packaging food and beverage products, as well as high quality presentation boxes for cosmetics, giftware and confectionery products.

    Paper bags and sacks are supplied to customers in the agriculture, horticulture, dairy and construction industries. As these markets are generally mature markets, with limited growth potential, we focus on maintaining low unit costs of production.

Product Development

    Our research and development activities are focused on improving the products that are already produced and increasing the efficiency of the manufacturing processes to reduce production costs. The operating companies work closely with customers to tailor products to their specifications, as well as to develop innovative products to meet their emerging needs. In 2002, (euro)3.6 million (2001: (euro)2.5 million, 2000: (euro)2.9 million, 1999: (euro)4.6 million and 1998: (euro)4.9 million) was spent on product development, most of which related to the employment of technical support staff who interact closely with our customers' production staff.

Principal Operating Subsidiaries

Flexible packaging

    The principal operating subsidiaries that comprise the flexible packaging operations are described briefly below.

    Van der Windt. Van der Windt is based in the Netherlands and focuses primarily on supplying flexible packaging products to customers in the horticultural, agricultural and industrial sectors in the Netherlands and other parts of Europe. Van der Windt's main product-market combination is plastic flower sleeves for the transportation, protection and presentation of cut flower bouquets and potted plants. We believe that Van der Windt is a leading supplier of such sleeves and that its proximity to the major flower markets of the Netherlands allows it to maintain close relationships with growers, auctioneers and exporters/wholesalers. Van der Windt purchases some of its products from other Clondalkin companies, principally Wentus and Form Plastics. Van der Windt supplements its product range by purchasing and on-selling certain ready-made products which it sources world-wide from third party suppliers.

    Wentus. Wentus is based in Germany and specializes in the production of a wide range of printed and unprinted plastic-based flexible packaging in sheet, roll, sleeve and bag forms including flower sleeves, industrial packaging and consumer goods packaging products. Since it was acquired in 1996 by Clondalkin, Wentus has developed its sales to third party customers. In 2002, 69% of its sales were to third party customers.

    Velsen Flexoplast. Velsen Flexoplast, acquired in February 1999, is based in the Netherlands. This business consists of two separate operations, the Velsen plastics extrusion business and the Flexoplast printing and conversion business. Its major products include flexible packaging for use by customers in the consumer goods, agricultural and horticultural industries, and industrial applications principally for continental European customers. Velsen's extrusion and Flexoplast's printing and conversion operations create purchasing and marketing synergies with some of the Group's other flexible packaging operations.

    Form Plastics. Form Plastics is based in the Netherlands and produces a wide range of printed and unprinted polymer-based flexible packaging in sheet, roll, sleeve and bag form. It has extensive conversion capabilities for the production of flower sleeves and confectionery products.

    Vaassen Flexible Packaging. Vaassen Flexible Packaging is based in the Netherlands and produces foil-based products for its customers in the European dairy and tobacco industries. These products include lacquered foil packaging for dairy lids and seals, lacquered foil wrappers for butter and cheese, and lacquered foil and metalized packaging for cigarette box liners. We believe that Vaassen is the only company in Europe that can manufacture, in one location, both lacquered foil and metalized paper inner liners, meeting the statutory requirements for every European jurisdiction. Vaassen also produces water-based lacquered materials and coatings that address environmental concerns associated with traditional solvent-based lacquering processes.

    LPF Flexible. LPF Flexible Packaging based the Netherlands, is a supplier of high quality gravure-printed laminated flexible packaging serving markets for convenience food, dried soup and sauces, edible fats and confectionery.

    Cats Flexible. Cats Flexible Packaging BV, based in the Netherlands, is a specialist producer of coated and laminated waxed papers and foils mainly for the confectionery market and is one of the largest producer of specialist waxed packaging in Europe.

    Hansel Flexible Packaging. Hansel Flexible Packaging, based in Germany is a specialist producer of coated and laminated waxed papers and foils mainly for the confectionery market.

    Nyffeler Corti. Nyffeler Corti is based in Switzerland and produces lacquered foil and polyester packaging principally for the Swiss dairy and confectionery markets. Its leading product-market combination is dairy product lids supplied to continental European markets. Nyffeler Corti's products are characterized by high quality print work and high performance, through the use of sophisticated rotogravure printing machinery that is most efficiently used for large production runs.

    Chadwicks. Chadwicks is based in England and is a leading provider of cut dairy lids in the U.K. and Ireland. It also produces foil-based seals for the food, fruit, beverage and chemical industries. Chadwicks specializes in short-run sales orders typically required by the fragmented U.K. dairy products market.

    Fortune Plastics. Fortune Plastics manufactures more than 2,000 different flexible packaging products for the hospital and healthcare, the food and delicatessen, and the service and janitorial markets in the U.S. Fortune's manufacturing facilities are located in Connecticut, Tennessee, Florida, Arizona and Illinois. Fortune extrudes polymer resin into film and converts it into finished products. Fortune operates a computerized warehouse management system that allows it to offer flexible ordering and delivery of multiple product items in each consignment.

    Spiralkote. Spiralkote is located in Orlando Florida in the United States and is the market leader in the flexographic spiral label segment of the frozen concentrate, refrigerated dough, and snack markets.

Specialist Packaging

    The principal operating subsidiaries that comprise the specialist packaging operations are described briefly below.

    The Boxes Group. The Boxes Group, which focuses on the U.K. folding cartons market, is composed of four principal operating companies, all based in England. Boxes (Edsons) is a supplier of folding cartons and leaflets to the U.K. pharmaceutical, healthcare and household goods markets. Boxes (Prestige) is a supplier of folding cartons to the cosmetics, toiletries and confectionery markets. Boxes (GH) is a supplier of folding cartons for fast moving consumer goods such as food and beverage cartons. Boxes (Ditone) supply self-adhesive labels principally to the toiletries and household sectors.

    LPF Folding Cartons. LPF Folding Cartons based in the Netherlands was acquired in April 2001 and produces packaging mainly for the confectionery, household and personal care, food and photography markets.

    Linde Vouwkartonnage. Linde Vouwkartonnage based in the Netherlands, produces small order quantities of specialist folding cartons for a wide cross-section of industries.

    Nimax. Nimax, based in the Netherlands, specializes in the manufacture of labels and leaflets mainly for the coffee, tea, yarns and household sectors.

    Guy & Company. Guy & Company is located in Ireland and produces self-adhesive labels, leaflets and inserts for the pharmaceutical, healthcare and electronics industries in the U.K. and Ireland. Guy & Company also manufactures labels for the food and beverage markets in Ireland.

    Other U.K. and Irish businesses. There are a number of other subsidiaries in the U.K. and Ireland that manufacture other specialist packaging products. These include A.P. Burt, which manufactures paper and plastic bags in the U.K., and CB Packaging and Munster Paper Sacks, which manufacture paper sacks for customers in the construction, agricultural, horticultural and dairy sectors.

    BBF. BBF is located in Florida and is primarily engaged in printing business documentation and packaging components with a particular focus on the healthcare industry. Its products include direct mail products, pre-printed business forms, labels and hospital patient tracking materials. BBF operates web-fed and sheet-fed presses. Starting in 1996, BBF began to refocus its printing business away from the low value-added computer stationery sector to higher-value added products addressing the direct mail industry and in more recent years to labels and other packaging components.

Manufacturing Processes

The principal flexible packaging manufacturing processes are as follows:

    Extrusion. The primary manufacturing process used in the plastic flexible packaging businesses is extrusion. Extrusion involves melting polymer resins and forcing the molten polymer through a die to form plastic film. This film can be single-layer or multi-layer and can be in the form of a tube, in the case of blown extrusion, or in sheet form in the case of cast extrusion. In either instance, the resulting film is rapidly cooled and wound onto reels ready for printing, conversion and finishing.

    Rolling, coating and laminating. Rolling, coating and laminating technologies are used to produce foil-based packaging products. The principal raw material used in the foil business is aluminum. Aluminum ingots are purchased from commodity suppliers and third-party rolling mills are contracted to roll the aluminum to a thickness of approximately 250 microns. We then take delivery of aluminum rolls and further process them to produce much thinner foils. In addition, many foil-based products require lamination or coating. In the lamination process, two or more materials, typically aluminum foil and either paper or plastic film, are bonded together in order to produce packaging of two or more layers, frequently incorporating heat sealing and/or protective characteristics.

    Metalizing. The metalizing process is used primarily to manufacture cigarette box inner liners. This process involves vaporizing a metal, which is then condensed and applied as a thin veneer onto a 'cold' surface, typically paper, using electrolysis. As a result of recent technological advances, the product preservation performance of metalized materials is often very close to that of aluminum foil.

    Lacquering. Lacquering involves the application of a thin film of lacquer onto a finished product in order to give it protective properties, to provide a smooth surface for printing, a high gloss finish and/or sealing properties. The Group produces both water-based and solvent-based lacquers. Most foil-based flexible packaging products are lacquered.

    Rotogravure printing. This printing process is used to manufacture high-quality printed flexible packaging at Nyffeler Corti in Switzerland. It uses etched metal cylinders to apply ink directly to aluminum foil or plastic film in order to reproduce a high-quality printed image. Given the expense and long preparation times associated with this process, it is most efficiently used for large production runs where a high standard of color fidelity is required.

    Flexographic printing. This printing process is used primarily to print flexible packaging for confectionery, frozen food, beverage and household products. This technology uses a pliable printing plate that transfers ink directly onto the aluminum foil, plastic film or paper and entails lower costs and shorter preparation times than rotogravure printing. It is thus better suited to small and medium-size production runs.

The principal specialist packaging manufacturing processes are as follows:

    There are three principal processes in producing folding cartons: sheet-fed lithographic offset printing, cutting and creasing, and gluing. The sheet-fed lithographic offset printing process is used for its high quality image reproduction. After printing, the paperboard sheets are often varnished for protection, then cut, creased and glued for ease of assembly on customers' packing lines.

    Sheet and web-fed printing presses are used to print both labels and leaflets that are delivered to customers in sheet, reel or folded form. In addition, specialized label presses are used to produce high quality self-adhesive labels delivered to customers in reel form.

    Paper sacks are produced using flexographic printing to print the outer layer. Multiple layers of paper are then formed into a tube and the sacks are finished by cutting, folding and sealing.

Sales and Marketing

    The sales and marketing strategy of our operating companies is focused on its own product-market combinations. Packaging customers are typically corporations who regularly place orders. The sales staff consists of external sales representatives and internal customer service representatives. External sales representatives are focused on maintaining relationships with existing customers and identifying new customers. They do this by making regular visits to existing customers to discuss their requirements and by extending their contact base to include other major purchasers within their principal product market combinations. Internal customer service representatives are responsible for processing sales orders, expediting production and liaising with customers on order status. Sales staff are supported by technical staff who also interact directly with the customers.

    Our sales staff employees are compensated via salary and / or commissions and many are entitled to the use of company cars.

    The European flexible packaging operations employ approximately 130 sales staff. The sales staff are assigned to product-market combinations which, are generally focused within market sectors. For example, the Van der Windt sales staff is divided between the agricultural, horticultural and industrial sectors. Internal customer service representatives and technical support staff are based at the various production facilities, while external sales representatives are principally based in regional sales offices. The external sales representatives are paid fixed salaries and incentives and the internal customer service representatives and technical support staff are principally paid fixed salaries.

    U.S. flexible packaging operations employ approximately 20 sales staff. Manufacturing representatives are also employed to sell products in the U.S. pursuant to non-exclusive agency agreements on a commission basis. Regional sales representatives are employed to manage the relationships with manufacturing representatives. In contrast to the European strategy of selling directly to end-users, most packaging sales in the U.S. are made through independent distributors who supply the end-users with a complete range of ancillary products. In particular, Fortune Plastics has a number of exclusive distribution arrangements with distributors in particular regions. Although the primary sales relationships are typically with distributors, U.S. sales and technical support staff maintain relationships directly with the distributors' customers to ensure that they are satisfied with the quality of our products and to facilitate product development.

    Our Specialist packaging sales staff in the U.K. and Ireland total approximately 150 employees and 110 employees in the U.S. Each company has its own sales staff that targets specific product-market combinations focused within the fast moving consumer goods, pharmaceutical and healthcare, electronics and luxury goods sectors. Compensation for the sales staff is by salary.

Distribution

Packaging products

    The finished packaging products are delivered to customers either directly or through contract carriers. In both cases customers take ownership of the products upon receipt. In Europe, the services of third party carriers are generally used to deliver packaging products to customers. However, some companies, such as Wentus and Van der Windt, operate their own fleet of trucks for deliveries. In the U.S., third party carriers are principally used to deliver packaging products to customers. In order to maintain cost efficiencies, products are not typically distributed outside a radius of 600 miles. However, packaging products for local U.S. customers are typically delivered by our own trucks. No long-term delivery contracts are held with any U.S. carriers.

Raw Materials

    Although the purchase of some materials is coordinated between plants, each of the operating subsidiaries is responsible for its own raw material purchases. The materials are typically purchased from suppliers local to the operations to reduce transportation costs. Ownership generally transfers upon receipt of goods at production facilities. Generally supply contracts for raw materials are not entered into. However, the flexible packaging businesses operate minimum purchase arrangements to secure volume discounts. These minimum supply contracts do not have fixed price stipulations nor do they impose minimum purchase obligations. To reduce obsolescence risk, raw materials are generally purchased to fulfill orders from customers. The supplier payment terms vary by geographic region.

    Our flexible packaging businesses convert polymer resins, aluminum foil and paper. Significant quantities of lacquer and ink are also purchased. These materials are used in a variety of manufacturing processes including extrusion of polymer resins, rolling of aluminum foil, metalization of paper, lamination of aluminum and paper or plastic, and lacquering.

    The principal raw materials used in the specialist packaging businesses are paper and paperboard in sheet form, which is made in single and multi-layer grades from wood pulp and recycled wastepaper, paper, self-adhesive labels and resins. Typically paper is purchased from mills in continental Europe and the U.S. and paperboard from board merchants in the U.K.

Key Suppliers

    The raw materials used by the Group are mainly commodity materials in readily available supply, supplied by a large number of alternative suppliers. Accordingly, whereas the Group does promote long-term partnership relationships with suppliers, it does not have significant supplier dependencies.

Competition

    Competitors to our businesses are generally local to each of the markets we operate in. There is no single competitor we compete with in all our markets. Competition in the markets in which we operate is based principally on quality, product performance and characteristics, service and price. There are additional competitive pressures in some sectors due to increasing consolidation among our customers and, in limited circumstances, due to foreign currency fluctuations.

    Both higher value-added products and high volume-lower margin products are made. With respect to higher value-added products, competitive strength is based on factors such as technological competence and support capability, the ability to produce sophisticated products tailored to the specific needs of customers, the ability to maintain confidentiality, a wide product range, product innovation and the ability to deliver time-sensitive products in an efficient manner. In addition, there is close involvement in developing the products that customers need, as it can often be costly for them to change suppliers. With respect to higher volume products, the competition is mainly on quality and price as low costs of production are maintained through efficient use of plant.

    The principal competitive strengths promoted by our operations include: low unit costs, ability to interchange material substrates, strong customer relationships, manufacturing economies of scale, advanced technologies, technological expertise in production processes and new product development, a wide product range and efficient logistics and delivery systems. While customers include large international companies and substantial organizations, the top 20 customers accounted for less than 17.5% of sales in 2002 (2001: 19.2% of sales) and the largest customer accounted for approximately 2.9% of sales in 2002 (2001: 2.6% of sales).

Insurance

    Comprehensive insurance policies are maintained with respect to property damage, business interruption, employers' liability, public/products liability and contract works for all European subsidiaries. The U.S. subsidiaries self-insure against claims up to $500,000 while the European subsidiaries self-insure against claims of up to (euro)250,000. Claims greater than these amounts are insured by third parties. The appropriate level of insurance is maintained for the risks of the business and is comparable to that maintained by other companies in the packaging industry.

Property, Plants and Equipment

    Clondalkin owns freehold title to 28 of the 36 principal properties used in the businesses and leases the remaining properties. The following table sets out certain information about the principal properties.

 Facilities by Industry                                      Owned /        Plant /             Building
 and Country                       Subsidiary                Leased         Warehouse           (square feet)
----------------------------------------------------------------------------------------------------------------
 Flexible Packaging
 Belgium
    Hoogstraten                    Van der Windt              Leased         Warehouse              8,320

 England
    Bury                           Chadwicks                  Leased         Plant                 26,000
 Germany
    Hoxter                         Wentus                     Owned          Plant                237,775
    Dresden                        Hansel                     Leased         Plant                107,600


 Netherlands
    Harlingen                      Flexoplast                 Owned          Plant                114,097
    Grootegast                     Form Plastics              Owned          Plant                 61,246
    Honselersdijk                  Van der Windt              Owned          Warehouse            175,129
    Vaassen                        Vaassen Flexible Packaging Owned          Plant                280,906
    Weiringerwerf                  Velsen                     Owned          Plant                 92,569
    Leeuwarden                     LPF Flexibles              Leased         Plant                110,261
    Rotterdam                      Cats                       Leased         Plant                118,360

 Switzerland
    Kirchberg                      Nyffeler Corti             Owned          Plant                269,098

 United States
    Chicago, Illinois              Fortune Plastics           Leased         Plant                 30,000
    Lebanon, Tennessee             Fortune Plastics           Owned          Plant                 81,000
    Old Saybrook, Connecticut      Fortune Plastics           Owned          Plant                 97,367
    Orlando, Florida               Fortune Plastics           Owned          Plant                 42,000
    Phoenix, Arizona               Fortune Plastics           Owned          Plant                 47,000
    Orlando, Florida               Spiralkote                 Owned          Plant                 68,000

Specialist Packaging
 Ireland
    Dublin                         Cahill Printers            Owned          Plant                118,000
    Clonmel                        Munster Paper Sacks        Owned          Plant                 40,000
    Dublin                         CB Packaging               Owned          Plant                 92,000
    Cork                           Guy & Company              Owned          Plant                 72,000
    Dublin                         Wilkes-Cerdac              Leased         Plant                 23,500

England
    Blackburn                      Boxes (GH)                 Owned          Plant                 82,128
    Burnley                        Cakeboards                 Owned          Plant                 99,996
    Kimbolton                      Boxes (Ditone)             Owned          Plant                 22,000
    Leicester                      Cavendish Press            Owned          Plant                 28,000
    Bristol                        A P Burt                   Owned          Plant                 90,000
    Northampton                    Boxes (Prestige)           Leased         Plant                 42,000
    Watford                        Boxes (Edson)              Owned          Plant                 41,990

Netherlands
    Leeuwarden                     LPF Cartons                Leased         Plant                 73,507
    Denekamp                       Linde                      Owned          Plant                 32,280
    Elst                           Nimax                      Owned          Plant                 15,064

Scotland
    Kilmarnock                     Ritchie (U.K.)             Owned          Plant                 65,000

 United States
    Baltimore, Maryland            Art Litho                  Owned          Plant                 61,000
    Tampa, Florida                 BBF                        Owned          Plant                200,000
    Winston Salem, North Carolina  BBF                        Owned          Plant                 78,000

    To secure bank borrowings, fixed and floating charges have been given in respect of all freehold properties except the properties in Germany and Switzerland and the Netherlands.

    All of the properties are well maintained and in good condition. Each property is adequate for its immediate and future anticipated business needs.

    The aggregate annual lease payments in 2002 for leased properties were approximately (euro)1,380,000 (2001: (euro)2,112,000 and 2000: (euro)1,520,000).
Except for the lease on Chadwicks' main plant (which expires in 2113), the leases on properties expire between 2003 and 2009.


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion and analysis should be read in conjunction our consolidated financial statements, which are included in this Annual Report beginning on page F-3. These financial statements are prepared in accordance with Irish GAAP, which differs in certain significant respects from U.S. GAAP. The main differences between Irish GAAP and U.S. GAAP, as they relate to us are described in Note 33 to these consolidated financial statements.


2002 RESULTS COMPARED TO 2001

    The following discussion relates to the financial condition and results of operations of Clondalkin Industries PLC and its subsidiaries for the year ended December 31, 2002 compared to the results for the year ended December 31, 2001.

    In this commentary, the operating review is analyzed as between flexible packaging and specialist packaging activities, which we adopted first for our quarterly review of results for the quarter ended March 31, 2002.

    This change in commentary analysis, which replaces the packaging and printing analysis we used in previous years, was prompted by the expansion of our specialist packaging activities and the reduction in our printing activities. In 2001, the expansion in specialist packaging has been propelled by the EPH speciality packaging business acquisition and by BBF's increasing emphasis on packaging manufacture in substitution for print manufacture.

Sales

Flexible Packaging

    Our flexible packaging businesses include our plastic / polymer based businesses and our foils and laminate businesses. Our specialist packaging businesses include folding cartons, labels and paper packaging and printing businesses.

    Flexible packaging sales increased by (euro)10.1 million, or by 2.2%, from
(euro)463.8 million in the year ended December 31, 2001 compared to sales of
(euro)473.9 million in the year ended December 31, 2002. The increase is primarily attributable to:

    o The acquisition of the EPH flexible packaging businesses in April 2001 contributed an extra(euro)13.6 million to sales in the year ended December 31, 2002; and
    o Increases in activity and improved sales mix.
    o These increases were offset by the depreciation of the U.S. dollar and sterling against the euro at December 31, 2002, compared to the corresponding exchange rates at December 31, 2001. This caused reported sales to decrease by (euro)6.9 million.
    o Additionally, lower selling prices in the year caused by lower average raw material costs for the year ended December 31, 2002 compared to the average costs in 2001 caused sales to decrease. The net price and volume increase effects caused sales to increase by (euro)3.4 million.

     We observed increased activity in our flexible packaging operations, with the biggest increases reported in our foils and laminating businesses, reflecting increased capacity as well as successful product and customer developments.

    Our flexible packaging sales accounted for 66.7% of our total sales in 2002, compared to 65.2% in 2001.

Specialist Packaging

    Specialist packaging sales decreased by (euro)10.4 million or by 4.2% from
(euro)247.0 million in the year ended December 31, 2001 to (euro)236.6 million in the year ended December 31, 2002. The decrease is primarily attributable to:

    o The depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 caused reported sales to decrease by (euro)9.0 million; and
    o Reported sales also declined due to lower selling prices caused by lower average raw material costs in the year ended December 31, 2002 compared to 2001. These decreases were partly compensated by volume increases achieved in our folding cartons businesses. The net effect of the price and volume effects caused sales to decrease by (euro)7.3 million.
    o These decreases were partly offset by the acquisition of the EPH specialist packaging businesses in April 2001, which contributed an extra (euro)5.9 million to sales in the year ended December 31, 2002.

    The strongest advances compared to the prior year were recorded in our folding cartons businesses due primarily to new business gains. The printing operations recorded improved results, notwithstanding lower levels of activity due to planned withdrawals from lower profitability work.

    Our specialist packaging sales accounted for 33.3% of our total sales in 2002, compared to 34.8% in 2001.

Cost of Sales

    Our cost of sales decreased by (euro)14.1 million, or by 2.4%, to
(euro)565.3 million which represents 79.6% of sales for 2002 compared to
(euro)579.4 million representing 81.5% of sales in 2001. The decrease in cost of sales is primarily attributable to:

    o The depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 caused reported cost of sales to decrease by
      (euro)12.3 million; and
    o Lower raw material costs obtained during the year ended December 31, 2002 compared to 2001, across most of the materials we use. Increased activity in our businesses, mainly in our coating and laminating and folding cartons and resin converting businesses reflecting additional production throughput caused cost of sales to increase. The net effect of these price volume effects is that cost of sales decreased by
      (euro)17.5 million.
    o These decreases were offset by increases due to the acquisition of the EPH companies in April 2001 that resulted in an additional (euro)15.7 million in cost of sales in the year ended December 31, 2002.

    At December 31, 2002, plastic resins, paper and paperboard materials were at a higher cost level than at December 31, 2001 whereas the foil materials used in our coating and laminating businesses were at a lower cost level at December 31, 2002 compared to December 31, 2001.

Flexible Packaging

    Our flexible packaging cost of sales decreased from (euro)380.9 million, equivalent to 82.1% of sales, in 2001, to (euro)378.9 million, or 80.0% of sales, in 2002. The increase in gross profit as a percentage of sales, up from 17.9% of sales to 20.0% of sales reflects many factors, mainly cost efficiency gains and improved value added content in our mix of products.

    Gross profit increased in the year ended December 31, 2002 by (euro)12.1 million or by 14.6%, to (euro)95.0 million, compared to (euro)82.9 million for the year ended December 31, 2001.

Specialist Packaging

    Our specialist packaging cost of sales decreased from (euro)198.4 million, equivalent to 80.3% of sales in 2001, to (euro)186.4 million, or 78.8% of sales in 2002. This represents an improvement in the gross profit margin from 19.7% of sales in 2001 to 21.2% of sales in 2002. The gross profit improvement is mainly due to cost efficiency gains and the higher value added content in our product mix.

    Gross profit increased in the year ended December 31, 2002 by (euro)1.6 million or by 3.2%, to (euro)50.1 million, compared to (euro)48.6 million for the year ended December 31, 2001.

Net Operating Costs

    The following table provides a breakdown of our net operating costs in the year ended December 31, 2002 compared to the prior year.

                                                     December 31,        % of          December 31,        % of
                                                          2002           sales             2001            sales
                                                  -------------------------------------------------------------------
                                                   (euro)thousands)                  (euro)thousands)
Distribution costs                                       34,879           4.9%             36,414           5.1%
Administrative expenses                                  41,084           5.8%             38,741           5.5%
Profit on disposal of tangible fixed assets                (922)         (0.1%)              (813)         (0.1%)
Goodwill amortization                                    14,108           2.0%             13,681           1.9%
                                                  -------------------------------------------------------------------
Net operating costs                                      89,149          12.6%             88,023          12.4%
                                                  ===================================================================

    Our 2002 net operating costs were (euro)89.1 million compared to (euro)88.0 million in 2001. Operating costs before goodwill amortization were (euro)75.0 million and (euro)74.3 million in 2002 and 2001 respectively. As a percentage of sales, excluding goodwill amortized, our net operating costs increased from 10.5% to 10.6% of sales. In aggregate terms, our net operating costs before goodwill amortization increased by (euro)0.7 million in 2002 compared to 2001. This increase is primarily attributable to:

    o The acquisition of the EPH companies in April 2001 contributed an additional(euro)1.6 million to net operating costs in 2002 compared to 2001; and
    o Inflationary and higher activity effects caused operating costs to increase by (euro)1.2 million.
    o These net cost increases were offset by profits realized on the disposal of tangible fixed assets increased by (euro)0.1 million; and
    o The depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the corresponding exchange rates at December 31, 2001 which caused reported operating costs to decrease by (euro)2.2 million.

Amortization of Goodwill

    Clondalkin Industries PLC recorded goodwill of (euro)254.4 million on the acquisition by its subsidiary, Edgemead Limited, of Clondalkin Group Limited in November 1999. In April 2001, an additional goodwill amount of (euro)31.2 million was recorded mainly related to the acquisition of the EPH group businesses. Subject to impairment reviews, goodwill is amortized over 20 years. In 2002, the Group acquired Spiralkote, a U.S. based foil and laminate packaging business and recorded a discount on this acquisition of (euro)2.5 million. The goodwill amortization charge for 2002 was (euro)14.1 million compared to
(euro)13.7 million charged in 2001. The increase of (euro)0.4 million in the charge relates mainly an additional three months amortization charge in 2002 in respect of the EPH goodwill on acquisition.

Operating profit

    The net effect of the above revenue and cost developments caused operating profits to increase by (euro)12.5 million, or by 28.9%, to (euro)56.0 million in the year ended December 31, 2002 compared to (euro)43.4 million in the year ended December 31, 2001.

Exceptional items

    There were no exceptional income or costs recorded in 2002 or 2001.

Net Interest Payable

    The following table shows the composition of our interest payable in the year ended December 31, 2002 compared to the prior year.

                                                                       December 31,        December 31,
                                                                           2002                2001
                                                                   --------------------------------------
                                                                              (euro) thousands)
         Bank and other loans - net interest expense                      16,344              21,663
         Senior notes of(euro)125 million at 10.625% coupon
         interest rate                                                    13,281              13,281
                                                                   --------------------------------------
         Cash interest payable                                            29,625              34,944

         Subordinated shareholders' loans 10% coupon                      15,907              13,981
         Debt issue cost amortization                                        595                 669
                                                                   --------------------------------------
         Net interest payable                                             46,127              49,594
                                                                   ======================================

    The net cash interest payable decreased by (euro)5.3 million to (euro)29.6 million for the year ended December 31, 2002, compared to (euro)34.9 million for 2001. The decrease in the cash interest payable charge is mainly due to lower interest rates and reflects the repayment of term borrowing of (euro)47.6 million in 2002 and (euro)27.8 million in 2001.

    The interest charge payable on the senior notes did not change in 2002 compared to 2001 as the loan amount of (euro)125 million and interest coupon of 10.625% are both fixed for the borrowing period until maturity in January 2010. The annual interest charge of (euro)13.3 million is payable in two installments each year, in January and July.

    The (euro)1.9 million increase in non cash payable interest on the subordinated shareholders' loans is due mainly to the roll-up effects of adding 1999, 2000 and 2001 non cash interest payable accrued on shareholders' loan at December 31, 2001. This roll-up effect caused the interest charge to increase by
(euro)1.4 million. Also, the draw down of non cash payable 10% interest coupon parent company loans of (euro)20 million to part finance the EPH businesses acquired in April 2001, caused the interest expense to increase by (euro)0.5 million in 2002 compared to 2001.

    The shareholders' loans annual interest rate coupon is 10%, payable as to a maximum 5% per annum, subject to the various restrictions under the senior credit facility and senior note financing documents. The practical effect of the various financing undertakings is that the maximum annual interest payment on shareholders' loans will not be greater than (euro)5.5 million and payments are restricted until the Group's consolidated retained earnings are positive.

    The interest accrued on the shareholders' loans to December 31, 2002 is all non-cash payable which results in it being accrued for on a cumulative basis. Interest not paid is compounded with the loan principal at December 31 each year.


Provisions for Income Taxes

    The provision for income taxes recorded for the year ended December 31, 2002 was (euro)8.0 million compared to (euro)2.0 million for the prior year 2001. Excluding the effect of non-tax deductible goodwill amortization and other non-deductible charges, mainly accrued interest, the effective tax rate for 2002 was 33.4% compared to 33.7% in 2001 before the deferred taxation restatement effect. The restatement of the 2001 tax charge, prompted by the adoption of Financial Reporting Standard 19 "Deferred Tax" caused the prior year tax charge to be restated from (euro)2.8 million to (euro)2.0 million which is an effective tax rate of 26.7%.

Profit/(Loss) on Ordinary Activities after Taxation

    The profit after taxation for the year ended December 31, 2002 was (euro)1.8 million compared to a loss after taxation of (euro)8.2 million for 2001.

OVERVIEW OF 2001 RESULTS COMPARED TO 2000

    The following discussion, which has been restated to comply with the segmental format adopted in the year ended December 31, 2002, relates to the financial condition and results of operations of Clondalkin Industries PLC and its subsidiaries for the year ended December 31, 2001 compared to the results for the year ended December 31, 2000.

Sales

Flexible Packaging

    Our flexible packaging businesses include our plastic / polymer based businesses and our foils and laminate businesses. Flexible packaging sales increased by (euro)48.1 million, or 11.6%, from (euro)415.6 million in 2000 to
(euro)463.8 million in 2001. This increase was primarily attributable to:

    o the acquisition of the EPH group flexible packaging businesses in April 2001 contributed an extra(euro)39.0 million to sales;
    o the appreciation of the U.S. dollar, sterling pound and Swiss franc against the Euro at December 31, 2001 compared to the corresponding rates at December 31, 2000 used to translate the non Euro denominated results caused reported sales to increase by (euro)6.5 million; and
    o existing activities, with acquisition and translation effects removed, contributed a net (euro)2.8 million of the sales increase. This increase is attributable to higher activity that fully compensated lower average raw material prices that prevailed for most of 2001 compared to 2000.

    Our flexible packaging sales accounted for 65.2% of our total sales in 2001, compared to 65.0% in 2000.

Specialist Packaging

    Our specialist packaging businesses include folding cartons, labels, paper packaging and commercial print businesses. Specialist packaging sales increased by (euro)23.2 million, or 10.4%, from (euro) 223.8 million in 2000 to
(euro)247.0 million in 2001 and was attributable to:

    o the acquisition of the EPH group cartons and labels businesses in April 2001 contributed an extra(euro)16.5 million to sales;
    o the appreciation of the sterling pound and U.S. dollar against the Euro at December 31, 2001 compared to the corresponding rate at December 31, 2000 used to translate the non Euro denominated results caused reported sales to increase by (euro) 6.6 million;
    o Sales from existing operations, excluding acquisition and translation effects, increased by (euro)0.1 million with increased sales in our cartons and labels businesses offsetting lower sales in our commercial print operations.

    Our specialist packaging sales accounted for 34.8% of the Group's total sales in 2001 compared to 35.0% in 2000.


Cost of Sales

    The cost of sales includes the cost of the raw materials used in the production process, the cost of goods purchased for resale, labor costs directly associated with production, depreciation and certain other production costs, such as energy costs. It does not include costs incurred in the distribution of products.

    The cost of sales increased from (euro)522.5 million, or 81.7% of sales in 2000, to (euro)579.3 million, or 81.5% of sales in 2001. The increase of
(euro)56.8 million in cost of sales is primarily attributable to:

    o the acquisition of EPH group businesses in April 2001 and the resultant increases in raw materials and labor costs associated with their manufacturing activities amounting to approximately (euro)46.6 million;
    o the 2001 currency translation effects, mainly due to the appreciation of the U.S. dollar and sterling pound against the Euro at December 31, 2001 compared to the corresponding rates at December 31, 2000 used to translate the non Euro denominated results caused reported cost of sales to increase by (euro)8.3 million; and

    o increased volume throughput activity achieved entirely in our packaging operations caused cost of sales to increase by (euro)1.9 million. The increase in our packaging activities fully compensated lower average raw material prices that prevailed for most of 2001 compared to 2000 and lower print throughput.


Flexible Packaging

    Flexible packaging cost of sales decreased from 83.3% of segment sales in 2000 to 82.1% in 2001, equivalent to an increase in gross profit margin from 16.7% to 17.9%. The gross profit recorded in the year ended December 31, 2001 was (euro)82.9 million compared to (euro)69.3 million in 2000, up 19.6% or
(euro)13.6 million on sales up 11.6%.

    The gross profit achieved in flexible packaging businesses in the year ended December 31, 2001 is up (euro)13.6 million or 19.6% on the prior year. The gross profit increase is due to EPH group acquisition effects of (euro)6.4 million and organic activity increases of (euro)7.3 million. We benefited in 2001 from new production capacity added in recent years. We also benefited from increased production efficiency, the expansion of the product range towards higher value added products and from better coordination of activities between the companies comprising these businesses. The easing raw material costs experienced in 2001 presented a more benign environment, compared to the pressure on gross profit experienced in 2000 due to abnormally high raw material cost escalation in that year.

Specialist Packaging

    Specialist packaging cost of sales increased from 78.7% of segment sales in 2000 to 80.3% in 2001, equivalent to a decrease in gross profit margin from 21.3% to 19.7%. The gross profit recorded in the year ended December 31, 2001 was (euro)48.6 million compared to (euro)47.6 million in 2000, up 2.0% equivalent to (euro)1.0 million, on sales up 10.4%.

    The EPH group cartons and labels businesses accounted for (euro)2.5 million of this increase. The remaining organic activity increase was modest primarily reflecting increased gross profits achieved in our folding cartons and specialist label businesses, offset by lower gross profit margins recorded in our commercial print operations and one off additional trading costs arising on our withdrawal from certain segments not producing an adequate return.


Net Operating Costs

    The following table provides a breakdown of our net operating costs in the year ended December 31, 2001 compared to the prior year.

                                                    December 31,         % of         December 31,         % of
                                                        2001             sales            2000             sales
                                                 --------------------------------------------------------------------
                                                  (euro)thousands)                  (euro)thousands)
Distribution costs                                       36,414           5.1%             32,714           5.1%
Administrative expenses                                  38,741           5.5%             35,808           5.6%
Profit on disposal of tangible fixed assets                (813)         (0.1%)            (2,103)         (0.3%)
Goodwill amortization                                    13,681           1.9%             12,440           1.9%
                                                  -------------------------------------------------------------------
Net operating costs                                      88,023          12.4%             78,859          12.3%
                                                  ===================================================================

    Our 2001 net operating costs were (euro)88.0 million compared to (euro)78.9 million in 2000. As a percentage of sales, excluding goodwill amortized, our net operating costs increased from 10.4% to 10.5% of sales. In aggregate terms, our net operating costs before goodwill amortization increased by (euro)7.9 million in 2001 compared to 2000. This increase is primarily attributable to:

    o the acquisition of the EPH group businesses in April 2001 added(euro)4.7 million to operating costs;
    o the appreciation of the U.S. dollar, sterling pound and Swiss franc against the Euro at the end of 2001 compared to the exchange rates at the end of 2000 accounted for(euro)1.3 million of the increase in reported net operating costs;
    o the decrease in profits on disposal of tangible fixed assets to(euro)0.8 million in 2001 compared to(euro)2.1 million in 2000 caused net operating costs to increase by(euro)1.3 million; and
    o other net operating costs increased by (euro)0.6 million, which is less than 1%. This modest increase reflects our operating companies' close attention to effecting cost savings.

Amortization of Goodwill

    Clondalkin Industries PLC recorded goodwill of (euro)254.4 million on the acquisition by its subsidiary, Edgemead Limited, of Clondalkin Group Limited in November 1999. In 2001, an additional goodwill amount of (euro)31.2 million was recorded mainly related to the acquisition of the EPH group businesses. Subject to impairment reviews, goodwill is amortized over 20 years. The goodwill amortization charge for 2001 was (euro)13.7 million compared to the 2000 amortization of (euro)12.4 million. The increase of (euro)1.3 million in the goodwill amortization charge relates mainly to the acquisition of the EPH group businesses in April 2001.


Operating profit

     The net effect of the above revenue and cost developments caused operating profits to increase by (euro)5.4 million, or by 14.1%, to (euro)43.4 million in the year ended December 31, 2001 compared to (euro)38.1 million in the year ended December 31, 2000.


Exceptional items

    There were no exceptional income or costs recorded in 2001.

    The exceptional costs incurred in the year ended December 31, 2000 amounted to (euro)2.1 million and related to business termination costs, mainly employee settlement costs, due to the restructuring of our print operations. An exceptional gain of (euro)3.4 million was recorded in the year ended December 31, 2000 relating to a distribution received on the Group's financial investment in the Kelvinside Group Limited.

Net Interest Payable

    The following table shows the composition of our interest payable in the year ended December 31, 2001 compared to the prior year.

                                                                       December 31,        December 31,
                                                                          2001                2000
                                                                   --------------------------------------
                                                                              (euro) thousands)
         Bank and other loans - net interest expense                      21,663              22,470
         Senior notes 10.625% coupon interest rate and
          mezzanine finance                                               13,281              13,369
                                                                   --------------------------------------
         Cash interest payable                                            34,944              35,839

         Subordinated shareholders' loans 10% coupon                      13,981              11,253
         Debt issue cost amortization                                        669                 458
                                                                   --------------------------------------
         Net interest payable                                             49,594              47,550
                                                                   ======================================

    The net interest charge, including accrued interest on shareholders' loans, increased by (euro)2.0 million to (euro)49.6 million for the year ended December 31, 2001 compared to (euro)47.6 million for 2000. The main changes in the composition of the interest charges between 2001 and 2000 are as follows:

    o Before the EPH group acquisition debt financing effects, cash payable interest on the senior credit bank facility decreased by approximately
      (euro)2.9 million in the year ended December 31, 2001 compared to the 2000 interest payable. This is mainly due to the repayment of debt. In the two years ended December 31, 2001, we have repaid (euro)44.3 million bank term debt. Also we have not drawn on the (euro)35 million revolver facility in year ended December 31, 2001 compared to between (euro)15 million and (euro)20 million regular usage during 2000;
    o The draw down of (euro)30 million senior credit bank facility in April 2001 to part finance the acquisition of the EPH group caused interest payable to increase by (euro)1.5 million in the year;
    o The appreciation of the U.S. dollar and sterling pound and the Swiss franc against the Euro at December 30, 2001 compared to the corresponding rates at December, 2000, caused the interest charge to increase by
      (euro)0.7 million in the year; and
    o The interest expense on the senior notes at(euro)13.3 million in 2001 is down modestly due the repayment of the mezzanine finance with the senior note proceeds in January 2000.

    In aggregate, the net effect of the above movements is that the net cash payable interest decreased by (euro)0.9 million to (euro)34.9 million in 2001 compared to (euro)35.8 million in 2000.

    Non cash payable interest on shareholder loans increased by (euro)2.7 million to (euro)14.0 million in the year ended December 31, 2001 compared to
(euro)11.3 million for the previous year. This increase is due to the draw down of non cash payable 10% coupon interest shareholders' loans of (euro)20 million to part finance the acquisition of the EPH group in April 2001 causing a
(euro)1.5 million interest increase. Also, the roll-up effects of adding 1999 and 2000 non cash interest payable accrued on shareholders' loan at December 31, 2000 caused interest to increase by (euro)1.2 million in 2001.


    The (euro)125 million senior note interest rate coupon is fixed at 10.625% per annum and is payable in two installments each year in January and July until maturity in January 2010.

    The shareholders' loans annual interest rate coupon is 10%, payable as to a maximum 5% per annum, subject to the various restrictions under the senior credit facility and senior note financing documents. The practical effect of the various financing undertakings is that the maximum annual interest payment on shareholders' loans will not be greater than (euro)5.5 million and payments are restricted until the Group's consolidated retained earnings are positive. The interest on the shareholders' loans to December 31, 2001 is all non-cash payable and is accrued for on a cumulative basis every year. Interest not paid is compounded with the loan principal at December 31 each year.


Provisions for Income Taxes

    The provision for income taxes recorded for the year ended December 31, 2001 was (euro)2.0 million compared to (euro)3.2 million for the prior year 2000. Excluding the effect of non-tax deductible goodwill amortization and other non-deductible charges, mainly accrued interest, the effective tax rate for 2001 was 33.7% compared to 32.4% in 2001 before the deferred taxation restatement effect. The restatement of the 2001 tax charge, prompted by the adoption of Financial Reporting Standard 19 "Deferred Tax" caused the 2001 tax charge to be restated from (euro)2.8 million to (euro)2.0 million and the 2000 tax charge to be restated from (euro)458,000 to (euro)1.9 million. The effective tax rates for 2001 and 2000 including the FRS 19 restatement effect were 26.7% and 45.1% respectively.


Loss on Ordinary Activities after Taxation

    The loss after taxation for the year ended December 31, 2001 was (euro)8.2 million compared to (euro)10.1 million for the prior year 2000.

Liquidity and Capital Resources

    The following table provides a summary of our cash flows since the Group was privatized in November 1999:

                                                                                                             Eight weeks
                                                                                 Year ended                        ended
                                                                                December 31,                 December 31,
                                                        ------------------------------------------------------------------
                                                             Total        2002         2001        2000             1999
                                                        ------------------------------------------------------------------
                                                        (euro)'000                     (euro) thousands
Cash flow from operating activities                        279,465      92,098       82,395      79,645           25,327
Sale of assets held for disposal                            24,569       6,475           --      18,094               --
Sale of tangible fixed assets                                6,057       1,722        1,469       2,866               --
Distribution received on financial assets                    3,426          --           --       3,426               --
Proceeds from share issued                                      10          --           --          --               10
Loan from parent company                                   134,333          --       20,000       2,133          112,200
                                                        ------------------------------------------------------------------
Total cash inflow                                          447,860     100,295      103,864     106,164          137,537
                                                        ------------------------------------------------------------------

Interest paid net of interest receipts                     (97,521)    (29,928)     (35,857)    (29,235)          (2,501)
Taxation paid                                              (16,837)     (3,983)      (3,136)     (7,606)          (2,112)
Purchase of tangible fixed assets                          (51,404)    (17,555)     (19,977)    (11,054)          (2,818)
Subsidiaries acquired                                      (50,890)     (2,054)     (48,836)         --               --
Clondalkin Group acquired                                 (499,627)         --         (346)    (12,117)        (487,164)
Deferred acquisition consideration paid                     (9,081)       (330)        (608)     (8,143)              --
Business termination costs                                  (2,085)         --           --      (2,085)              --
                                                        ------------------------------------------------------------------
Total cash outflow                                        (727,445)    (53,850)    (108,760)    (70,240)        (494,595)
                                                        ------------------------------------------------------------------

(Increase) decrease in debt net of cash                   (279,585)     46,445       (4,896)     35,924         (357,058)
                                                        ==================================================================

(Funded) applied as follows
Mezzanine finance repaid (drawn)                                --          --           --     120,000        (120,000)
Issue of senior notes                                     (125,000)         --           --    (125,000)              --
Payment of fees in respect of acquisition financing            706          --          706          --               --
Finance costs paid including legal costs                     5,000          --          900       4,100               --
Bank debt repaid - term and revolver                       111,673      47,569       27,794      36,310               --
Bank debt drawn                                           (315,540)         --      (30,000)         --         (285,540)
Increase (decrease) in cash and bank deposits               43,576      (1,124)      (4,296)        514           48,482
                                                        ------------------------------------------------------------------
(Increase)  decrease in debt net of cash                  (279,585)     46,445       (4,896)     35,924         (357,058)
                                                        ==================================================================

    Cash Flow

    The following cash flow milestones have been achieved over the past three years:

    o The Group's operating cash inflow since it was privatized just over three years ago is (euro)279.5 million;
    o The operating cash inflow includes a reduction of funds tied up in working capital in the period of (euro)30.0 million;
    o We realized proceeds on surplus asset disposals of (euro)24.6 million;
    o We invested (euro)51.4 million in our existing operations to add new technologies and additional capacities;
    o We invested (euro)50.9 million in acquiring new businesses to complement our existing Product Market Combinations in our preferred operating segments;
    o We repaid debt and debt equivalents of(euro)111.7 million;
    o We paid (euro)9.1 million of deferred payments due in respect of acquisitions completed before the privatization; and
    o Our cash balances increased by (euro)43.6 million since the privatization.

    At December 31, 2002 our gross senior bank debt was (euro)206.1 million and our net senior bank debt was (euro)163.4 million. This compares with gross bank facilities provided by our bank syndicate of (euro)330 million to fund the acquisition of Clondalkin Group Limited and the subsequent acquisition of the EPH Group of companies.

    Cash flow developments in 2002 compared to 2001

    Our principal source of liquidity is operating cash flow. Our operating cash flow increased from (euro)82.4 million in the year ended December 31, 2001 to
(euro)92.1 million in the year ended December 31, 2002, due to the increase in operating profit as explained in Management Discussion and Analysis.

    Our other main cash inflows in 2002 were:

    o Proceeds from the disposal of tangible fixed assets arising in the ordinary course of asset replacement and retirement were (euro)1.7 million (2001:(euro)1.5 million); and
    o We sold surplus assets during the year and realized(euro)6.5 million (2001: nil).

    The total cash inflows, described above, from operating activities, from shareholder financing and from asset sales amounted to (euro)100.3 million in the year ended December 31, 2002 compared with (euro)103.9 million in the year ended December 31, 2001.

    The main cash outflows in the period were as follows:

    o Interest costs paid in 2002 were (euro)29.9 million compared to (euro)35.9 million in 2001. The decrease in interest payments of (euro)6.0 million is mainly due to the decrease in the cash interest charge as already explained;
    o Taxation paid in 2002 was(euro)4.0 million compared to(euro)3.1 million in 2001;
    o Payments in respect of tangible fixed asset additions were (euro)17.6 million in 2002 compared to (euro)20.0 million paid in 2001. The investments in tangible fixed assets in both years were mainly production capacity additions;
    o Payments for subsidiaries acquired, at (euro)2.1 million, relates to the Spiralkote acquisition in December 2002; and
    o Deferred acquisition consideration payments in respect of acquisitions completed by Clondalkin Group Limited before December 31, 1999 were
      (euro)0.3 million in 2002, compared to (euro)0.6 million in 2001. At December 31, 2002, there are no further deferred consideration entitlements due.

    The above cash inflows and outflows produced a net cash inflow surplus of
(euro)46.4 million. We used this surplus to repay bank borrowings, including
(euro)23.2 million prepaid early on a voluntary basis.

    Gross indebtedness under the senior bank facilities decreased from
(euro)277.0 million at December 31, 2001 to (euro)206.1 million at December 31, 2002. The decrease of (euro)70.9 million comprises loans repaid of (euro)47.5 million and currency translation effects of (euro)23.4 million which caused our debt to decrease, due to the depreciation of the U.S. dollar and sterling against the euro at December 31, 2002 compared to the exchange rates at December 31, 2001. Our senior credit bank facility debt is denominated in U.S. dollars, sterling, Swiss francs and euro to align the debt servicing requirements with underlying cash flows in these currencies.

    Cash balances decreased from (euro)46.5 million at December 31, 2001 to
(euro)42.6 million at December 31, 2002, a decrease of (euro)3.9 million. Of this decrease, (euro)2.8 million represents currency translation effects. The remaining decrease of (euro)1.1 million represents cash balances we used, in addition to cash generated by our businesses, to repay debt.


Sources of Finance

    At December 31, 2002 the Group had drawn term loans of (euro)195.6 million drawn under the senior credit facility agreement and (euro)10.5 million due under Industrial Development Revenue Bonds, secured by letters of credit issued under the senior credit facility agreement. The term loans were drawn in U.S. dollars, sterling pounds, Swiss francs and Euro to align the Group's total long term debt service requirements with approximate annual cash flows by currency denomination.

    The total borrowings available under the term loan facilities have been fully drawn down. Interest is payable on the bank debt at a margin of between 1.5% and 3% above the inter-bank offer rates appropriate to the currency of draw down.

    At December 31, 2002, the Industrial Development Revenue Bonds carried an interest of 1.75% as to (euro)5.7 million of the outstanding debt and 1.56% on the remainder of (euro)4.8 million.

    In addition to the term loan facilities, revolving credit facilities up to
(euro)35.0 million may be utilized in connection with short period borrowings of one, three and six months and for letters of credit and lender guarantees and other working capital and foreign exchange requirements. At December 31, 2002 we had no drawings under this facility except to cover outstanding foreign exchange contracts and letters of credit.

The following provides a description of the financing instruments available or outstanding at the year end:


10.625% Senior notes

    On January 28 2000, the Group issued (euro)125,000,000 10.625% fixed interest senior notes due in January 2010. The maturity may be accelerated at the option of the note holders in certain limited circumstances, such as change of control of Clondalkin Industries. The annual interest charge on the senior notes is payable in two installments in January and July each year. The senior notes are unsecured obligations of Clondalkin Industries, the issuer. Edgemead has guaranteed the senior notes. The guarantee is a general obligation that becomes due 179 days after a payment default or earlier in limited circumstances and is subordinated to the rights of the lenders under the senior credit facility agreement. The guarantee ranks equally with or senior to any other current or future subordinated indebtedness of Edgemead. Additionally, under the terms of the senior note indenture agreement, the Group has entered into various covenants, which place restrictions on the incurrence of additional indebtedness and dividend and other shareholder payments and liens.

Shareholders' loans

    The shareholders' loans, which mature in 2010, are subordinated to the prior rights of the bank debt and the senior notes and do not qualify for repayment until the bank debt is repaid and while the senior notes are unpaid, significant restrictions on repayment are also applied. The shareholder loan notes carry a coupon interest rate of 10%, payable as to 5%, subject to various restrictions under the senior credit facility and senior note indenture agreements. Interest accrued in the year ended December 31 2002 and earlier periods are not payable. Interest not paid is compounded with the principal amount outstanding each year.

    The Group has provided a combination of first priority fixed and floating charges over most of its tangible and intangible assets as collateral for the bank loans, including the revolving credit facilities. Where such charges were not attached to assets, alternative security enforcement rights such as share pledges have been given. In addition, the security agent for the bank syndicate holds an A ordinary share in Edgemead. This share entitles the agent to withhold consent to proceed with an insolvency procedure for a specified standstill period of 179 days. The senior credit facility agreement also prescribes operating and financial covenants. These include requirements to maintain minimum ratios of earnings to interest charges, cash flow to total debt service requirements, maximum indebtedness conditions and capital expenditure maintenance.


Credit Statistics

    The credit statistics for the year ended December 31, 2002 are as follows:

    o The EBiTDA times cash interest payable cover for the year ended December 31, 2002 was 3.17 and is improved from 2.33 in 2001;

    o The year end bank debt net of cash balances and senior notes times EBiTDA ratio was 3.11 for the year ended December 31, 2002 and is improved from
      4.29 in 2001; and

    o The EBiTDA minus net capital expenditures times cash interest expense returned at 2.63 compared to 1.81 in 2001.

    For the year ended December 31, 2002, we met our bank covenant conditions with EBiTDA headroom clearances ranging from (euro)26.9 million to (euro)35.7 million.

    Based on our operating cash flow and on the commitments of which we are aware of at this time we believe that the facilities available are sufficient to meet our short term and long term requirements.

Contractual Obligations and Commercial Commitments

                                                                        Payments Due by Period
                                                               Less than                                     Due after
Contractual Obligations                             Total       one year   1 - 3  years     4 -5 years      five years
                                        -------------------------------------------------------------------------------
                                                                           (euro) thousands
Long term debt  (1), (2)                          206,053         21,720         82,099         61,539          40,695
Senior notes (1)                                  125,000              -              -              -         125,000
Shareholders' loans                               132,547              -              -              -         132,547
Interest due on shareholders' loans                42,413              -              -              -          42,413
Operating leases (2)                               11,739          3,237          3,704            963           3,835
Capital expenditure contracted for (2)              4,838          4,838              -              -               -
                                        -------------------------------------------------------------------------------
Total contractual cash obligations                522,590         29,795         85,803         62,502         344,490
                                        ===============================================================================


                                                                  Amount of Commitment Expiration Per Period
                                            Total Amounts      Less than                                     Due after
Other Commercial Commitments                    Committed       one year   1 - 3  years     4 -5 years      five years
                                        -------------------------------------------------------------------------------
                                                                     (euro) thousands
Foreign currency contracts (3)                      8,821          8,186            635              -               -
Standby letters of credit                             942            942              -              -               -
                                                                                                                     -
                                        -------------------------------------------------------------------------------
Total                                               9,763          9,128            635              -               -
                                        ===============================================================================

    Notes

    (1) These debt instruments are subject to certain restrictive financial covenants. If there is any violation of such covenants, these payments could be accelerated.

    (2) These payments represent the Euro conversion of the actual obligations, which are based on varying currencies, using the December 31, 2002 exchange rate. The amount of Euro payments is subject to changes based on variation in the exchange rates, however the actual cash payment (in local currency) is fixed.

    (3) These commitments are based on the maturity value of equivalent instruments at the balance sheet date. The amount is subject to change based the actual exchange rate variances in the future.

Critical accounting policies

    The preparation of financial statements in conformity with Irish GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Significant accounting policies employed by the Group, including the use of estimates, are presented in the Notes to Consolidated Financial Statements. Critical accounting policies are those that are most important to the portrayal of Group's financial condition and results of operations, and require management's most difficult, subjective or complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Corporation's most critical accounting policies are discussed below. Actual results could differ from estimates used in employing the critical accounting policies, although the Corporation does not believe that any differences would materially affect its financial condition or results of operations.

Revenue recognition

Revenue is derived from product sales to customers.

Revenue is recognized when all of the following criteria are met; persuasive evidence of an arrangement exists; delivery has occurred; vendor's fee is fixed or determinable; and collectibility is reasonably assured.

Accordingly, revenue is recognized where a binding purchase order exists, shipment has occurred and title to product has passed to the customer, net of allowances for estimated future returns, provided no collection uncertainties remain. The establishment of allowances for estimated returns and the assessment of collection require our management to exercise judgment, which will be primarily based on historical trends, payment history and specific credit information. While historical losses have been within our expectations and provisions, if these estimates are revised in the future based on additional facts, this may result in the recording of additional allowances in future periods which would reduce income in that period.

Goodwill

Goodwill represents the difference between

(i) The fair value attributable to the net separable assets of undertakings acquired, and;

(ii) The fair value of the acquisition consideration.

Goodwill is capitalized and classified as an asset on the balance sheet. Goodwill is amortized on a straight line basis over its useful economic life (not exceeding twenty years), which has been determined by reference to the periods over which the value of the underlying businesses are expected to exceed the values of their identifiable net assets.

Reviews are performed on an annual basis to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired.

The Company assesses the recoverability of goodwill by comparing the projected undiscounted cash flows of the entity acquired against the respective carrying amount of goodwill. Impairment, if any, is based on the fair value of the goodwill and will result in the carrying value of the goodwill being reduced by the estimated shortfall of cash flows. No impairment has been indicated to date. The financial information used in this impairment analysis is based on the best estimates at the time the impairment analysis is completed. Although we currently believe that the estimates used in the evaluation of goodwill are reasonable, differences between actual and expected revenue, operating results, and cash flow could cause these assets to be deemed impaired. If this were to occur, we would be required to charge to earnings the write-down in value of such assets, which could have a material adverse effect on our results of operations and financial position.

Stocks

Stocks are stated at the lower of cost and net realizable value on a first-in-first out basis. Cost includes direct costs and applicable production and other relevant overheads. Net realizable value is actual or estimated selling price less trade discounts, all further costs to completion and all costs to be incurred in marketing, selling and distribution. Our management are required to make estimates of net realizable value of stocks at each balance sheet date based on their experience and judgment. Management frequently reviews inventory to determine the necessity of reserves for excess, obsolete or unsaleable inventory. These reviews require management to assess customer and market demand. These estimates may prove to be inaccurate, in which case we may have overstated or understated the reserve required for excess, obsolete or unsaleable inventory.

Deferred taxation

On January 1, 2002 the Group adopted Financial Reporting Standard 19 'Deferred Tax' (FRS 19). Under FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.

Timing differences are differences between profit as computed for taxation purposes and profit as stated in the financial statements which arise between certain items of income and expenditure in the financial statements which are dealt with in different periods for taxation purposes.

Deferred tax assets are regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to reverse based on tax rates and laws enacted or substantially enacted at the balance sheet date. Deferred tax is measured on a non-discounted basis.

On adoption of FRS 19, the Group has changed its accounting policy in respect of deferred taxation for all years presented and restated prior year results accordingly. The cumulative effect of the adoption of FRS 19 for the years prior to the years presented has been booked directly to equity. The impact of this restatement is set out in Note 21.

Deferred tax is provided for based on current tax legislation in the jurisdictions in which the Group operates. Changes in tax legislation and/or changes in the tax rates applied in each jurisdiction could have a significant effect on the deferred tax liability recorded in the balance sheet and on the deferred tax charge recorded in the profit and loss account.

Pensions

Contributions to defined benefit pension schemes are based on the advice of independent professional actuaries and are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives as a level percentage of pensionable pay. Contributions to defined contribution pension schemes are charged on an accruals basis. The Group continues to use SSAP 24 "Accounting for pension costs" to account for pension costs and provides the required disclosures under FRS 17 "Retirement Benefits". The actuarial assessments are based on certain assumptions including the return on assets, discount rates, and other variables. The assumptions used in determining the pension cost are subject to judgement and may change based on actual results in the future. Changes to these assumptions may result in additional costs to be recorded in future periods in order to revise these estimate.



Differences between Irish GAAP and U.S. GAAP

    The profit on ordinary activities after taxation for 2002 of (euro)1.8 million, loss on ordinary activities after taxation for 2001 of (euro)8.2 million and 2000 of (euro)10.1, under Irish GAAP, compares with a net profit
(euro)20.7 million and a net loss of (euro)11.9 million and (euro)8.5 million respectively under U.S. GAAP.

    Shareholders' equity for 2002 of ((euro)17.0) million and 2001 of ((euro)18.5) million, under Irish GAAP, compare with shareholders' equity of ((euro)5.2) million and (euro)25.6) million, respectively, under U.S. GAAP.

    The differences between Irish and U.S. GAAP are disclosed in Note 33 in the Notes to the Consolidated Financial Statements. They arise principally from the differing accounting treatment for amortization of goodwill and other intangible assets, deferred income taxes and pensions follows:

Goodwill

Goodwill under Irish GAAP is amortized over the estimated life (not to exceed twenty years).

Under U.S. GAAP goodwill is accounted for as follows:

    o Periods ending on or before December 31, 2001

    For periods ending on or before December 31, 2001 goodwill was amortized on a straight line basis over its useful economic life.

    Goodwill recognized in respect of each significant business combination was amortized over a period of 20 years on a straight line basis depending on the nature of the goodwill, and was evaluated for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. Impairments of goodwill were recognized if expected undiscounted cash flows were not sufficient to recover the goodwill. If a material impairment was identified, goodwill was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated by the business, discounted using a rate commensurate with the risks involved.

    o Periods commencing January 1, 2002

    Effective January 1, 2002, the Group adopted SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. Going forward, the Company will carry out an annual impairment review of goodwill as of the September 30 anniversary date unless any events occur which trigger the need for an earlier impairment review.

    With the introduction of FASB statement no 142 "Goodwill and Other Intangible Assets" goodwill is not required to be amortized over its useful economic life under U.S. GAAP. Impairment reviews are required to be performed and the value of goodwill must be written down where the review indicates that impairment has occurred. The requirements of FASB statement number 142 have been applied from January 1, 2002.

    The transitional provisions of SFAS 142 require disclosure of reported net income in all periods presented, exclusive of amortization expense recognized in those periods related to goodwill and the effects of other accounting changes pursuant to the adoption of SFAS 142. Those disclosures are set forth below, presented as a reconciliation from net income as stated.


In addition, there is a difference between the amount recorded as goodwill for Irish GAAP and U.S. GAAP. Upon the original formation in 1999 there were certain items, described below, which resulted in a different goodwill balance and the acquisition in 2002 there was negative goodwill which is reflected in the net goodwill balance for Irish GAAP which has reduced tangible fixed assets for U.S. GAAP purposes. This difference has a direct impact on the amortization expense reflected for each period presented.

Pension costs

Under Irish GAAP, pension costs in respect, of defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the pension benefits promised.

U.S. GAAP, pension costs are determined in accordance with SFAS 87 "Employers Accounting for Pensions" ("SFAS 87") and SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88").

Differences between the Irish GAAP and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets, the required use of projected benefit unit credit method for costing purposes under U.S.GAAP and a different method of amortizing surpluses or deficits.

Deferred taxation

Under Irish GAAP, deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.

Under U.S. GAAP, deferred tax liabilities relating to temporary timing differences are fully provided for and future benefits are recognized as deferred tax assets to the extent that their realization is more likely than not.

Under Irish GAAP, FRS 19 requires deferred tax to be provided on all liabilities. Deferred tax assets are recognized only to the extent that it is considered more likely than not there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted. In certain circumstances, where it is expected to take some time for tax losses to be relived, it may not be appropriate to recognize the deferred tax assets at all.

Under U.S. GAAP, deferred tax assets and liabilities are recognized for the estimated future consequences of events attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credits forward. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized. This may result in deferred tax assets being recognized for U.S. GAAP purposes which do not comply with Irish GAAP criteria. There were no such items in the periods presented.

Under Irish GAAP, deferred tax is not provided on the revaluation of fixed assets. Under U.S. GAAP such a provision is made. The quantitative effect in the difference between the standards is (euro)8,044,000 (2001:(euro)8,350,000).

Under Irish GAAP, deferred tax is provided on the pension surpluses arising on acquisition of companies. Under U.S. GAAP, such a provision is not made. The quantitative effect in the difference between the standards is (euro)1,624,000 (2001: (euro)1,739,000).

Under Irish GAAP, deferred tax is based on tax rates and laws that have been enacted or substantively enacted. For U.S. GAAP, only tax rates and laws that have been enacted have been taken into account. This difference has not resulted in any material difference in 2002, 2001 and 2000.

Under Irish GAAP, passing certain criteria, the group may net deferred tax liabilities and assets and present a net balance in the balance sheet, within provisions for liabilities and charges. Additionally, under Irish GAAP the tax rate reconciliation is performed to the current tax charge for the year.

Under U.S. GAAP deferred taxes are classified between current and non-current, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction. Additionally, under U.S. GAAP the tax rate reconciliation is performed to the total tax charge for the year.

New U.S. accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of a liability for asset retirement obligations be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group has assessed the potential impact of the adoption of SFAS. 143 and concluded that there is no impact.

In April 2002, the FASB issued SFAS. 145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections" ("SFAS 145"). The principal change is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS 4 will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Group plans to adopt SFAS 145 for its fiscal year ending December 31, 2003.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses accounting and processing for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)" (Issue 94-3). SFAS 146 requires that a liability for a cost associated with an exit or disposal liability be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Group does no expect the adoption of SFAS. 146 to have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the Group does not have any outstanding stock options there will be no impact of the adoption off SFAS 148.

In November 2002, the FASB issued Interpretation FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Group is assessing, but at this point does not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations

In January 2003, the FASB issued Interpretation FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Group is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    The following table sets out certain information about the members of the boards of directors of Clondalkin Group Holdings Limited, Clondalkin Industries, Edgemead Limited and Clondalkin Group Limited.

         Name                                                              Age

         Directors of Clondalkin Group Holdings Limited
         Henry Lund                                                         61
         Norbert McDermott                                                  52
         Colman O'Neill                                                     45
         Marek Gumienny                                                     44
         Ian Gray                                                           41

         Directors of Clondalkin Industries PLC
         Norbert McDermott                                                  52
         Colman O'Neill                                                     45
         Liam Bergin                                                        44

         Directors of Edgemead Limited
         Norbert McDermott                                                  52
         Colman O'Neill                                                     45
         Liam Bergin                                                        44

         Directors of Clondalkin Group Limited
         Norbert McDermott                                                  52
         Colman O'Neill                                                     45
         Derek Scally                                                       55
         Liam Bergin                                                        44

    The following table lists the members of senior management and their positions.

         Name                           Age                                                       Position
         Norbert McDermott              52                                                 Chief Executive
         Colman O'Neill                 45                                                Finance Director
         Derek Scally                   55                                            Development Director
         Joe Baker                      56                                                  President, BBF
         Arthur Barlow                  38                            Vice President, European Development
         Liam Bergin                    44                               Chief Executive, Irish Operations
         Gordon Cunningham              59                                      Managing Director, Ritchie
         Marinus Ditzel                 54                   Managing Director, Vaassen Flexible Packaging
         John Duhig                     64                                     President, Fortune Plastics
         Jim Farrell                    32                                 Chief Financial Officer (Europe)
         Paul Hogan                     39                                   Chief Financial Officer (U.S.)
         Allen Jerman                   58                                  Managing Director, Boxes Group
         John Voetman                   50                                Managing Director, Van der Windt

Board of Directors and Officers

Directors of Clondalkin Group Limited

    Norbert McDermott joined Clondalkin in 1980 and has been a member of the board of directors since 1997. He has been Chief Executive of Clondalkin Group since 1998. Previously he worked in the U.K. and Germany, and he has over eighteen years' experience in operational and development positions. Prior to his appointment as Chief Executive, he was the Development Director at Clondalkin Group. He graduated from University College Dublin with a degree in physics and mathematics. As part of his MBA studies, he attended University College Dublin and the University of Chicago.

    Colman O'Neill has been Finance Director since 1991. He joined Clondalkin Group in 1988 as Group Financial Controller. Previously he worked with Price Waterhouse in Ireland, Italy and the U.S., with specialized experience in initial public offerings, due diligence, acquisitions and in auditing. He is a Fellow of the Institute of Chartered Accountants in Ireland. He holds bachelor of commerce and master of business studies degrees from University College Dublin.

    Derek Scally has been a member of the board of directors since 1991. He joined Clondalkin Group in 1982 as General Manager of the subsidiary Swiftbrook before being appointed Chief Financial Officer of Clondalkin Group's U.S. operations in 1987. As Development Director, he has responsibility for acquisitions and development. Previously he was employed in a food distribution company as financial controller, and gained professional experience in auditing with a firm of chartered accountants. For his MBA, he attended University College Dublin.

    Liam Bergin joined Clondalkin Group in 1986, as Assistant Group Secretary. He became Group Secretary shortly thereafter, and he presently holds the position of Chief Executive of Irish Operations. Prior to this, he gained experience in the company secretarial divisions of Ernst & Young and Touche Ross & Co, and he has been an Associate of the Institute of Chartered Secretaries & Administrators in Ireland since 1985.

Officers

    Joe Baker has been President of BBF since 1985. He started his career at BBF in 1963, and has held a number of positions, including Vice President-Manufacturing, Plant Manager and Production Control Manager. Since 1986, he has held senior professional appointments at IBFI, including Chairman of the Board, Treasurer and Pension Plan Trustee. He holds a degree in business administration and is a member of the board of directors of the Printing Industries of Florida.

    Arthur Barlow has been Vice President for European Development since 1998. Previously, he was General Manager of Brittas Plastics, a subsidiary of Clondalkin Group. He joined Clondalkin Group in 1988 as an acquisition analyst. He holds a bachelor degree in economics and politics, and received his MBA from University College Dublin.

    Gordon Cunningham has been the Managing Director of Ritchie since 1995. Prior to this appointment, he held the position of Group Sales Director from 1991 and held management positions in the firm's racing and football division between 1987 and 1991. He has extensive experience in running businesses in the leisure industry.

    Marinus Ditzel is the Managing Director of Vaassen Flexible Packaging and has held senior management positions at Vaassen since 1984, including Head of Sales and Deputy General Manager. Prior to this, he has held a range of management positions, with a focus on exports and sales. He holds a bachelor of engineering degree.

    John Duhig has been the President of Fortune Plastics since 1987. Prior to that, he was president of the U.S. flexible packaging division of Lawson Mardon, a leading international packaging company. Prior to that he held similar positions in a number of other flexible packaging companies. He holds a bachelor of engineering degree from University College Dublin.

    Jim Farrell has held the position of Chief Financial Officer (Europe) since 1999. He has held various internal audit roles since joining Clondalkin Group in 1996. Prior to this, he worked for Ernst & Young as a Senior Auditor. He holds a bachelor degree in accounting and finance from Dublin City University. He is a member of the Institute of Chartered Accountants in Ireland.

    Paul Hogan has been Chief Financial Officer (U.S.) since 1994, in which capacity he also has responsibility for the development of the U.S. business operations. Previously he was Group Internal Auditor of Clondalkin Group from 1991 and Audit Supervisor for Price Waterhouse from 1988. He holds a degree in business studies from Trinity College Dublin and is a Fellow of the Institute of Chartered Accountants in Ireland.

    Allen Jerman is the Managing Director of the Boxes Group. He was appointed to this position in May 1999. He has worked in the packaging industry for over 30 years and most recently was Managing Director of Lawson Mardon's carton businesses in the U.K.

    John Voetman has been Managing Director of Van der Windt since 1996, prior to which he was Financial Director for five years. He is a registered accountant in the Netherlands and during the 1970s and 1980s he held senior financial positions with departments of the Amsterdam local government, including internal auditing manager and financial manager for the health service.

    The aggregate amount of compensation paid in 2002 by the Clondalkin Group to these directors and officers, including salaries, bonuses and payments to pension plans, was (euro)3,027,000. (2001: (euro)2,967,000).

Board Practices

    Clondalkin Group Holdings Limited's board of directors currently has five members. The articles of association of Clondalkin Group Holdings provide that Clondalkin Group Holdings is required to have a minimum of two directors with no upper limit. Directors are elected by shareholders in general meeting or by the board, although the current directors were appointed pursuant to the Shareholders' Agreement dated September 8, 1999. Directors may be removed without cause by a resolution of the shareholders but otherwise cannot be removed except for cause. Shareholders voting against a resolution to remove an Investor Director are deemed to have three times the votes of a person voting in favor of such a resolution. Such causes include the prohibition by law of a director acting in such capacity, the bankruptcy of a director, mental incapacity or absence from meetings for a period of six months.

    Clondalkin Industries' board of directors currently has three members. The articles of association of Clondalkin Industries provide for a minimum of two directors and a maximum of ten. Directors are elected by shareholders in general meeting or by the board. Directors may be removed without cause by a resolution of the shareholders but otherwise cannot be removed except for cause. Such causes include the prohibition by law of a director acting in such capacity, the bankruptcy of a director, mental incapacity or absence from meetings for a period of six months.

    Edgemead's board of directors currently has three members. The articles of association of Edgemead provide that Edgemead is required to have a minimum of two directors and a maximum of ten. Directors are elected by shareholders in general meeting or by the board. Directors may be removed without cause by a resolution of the shareholders but otherwise cannot be removed except for cause. Such reasons include the prohibition by law of a director acting in such capacity, the bankruptcy of a director, mental incapacity or absence from meetings for a period of six months.

    The Clondalkin Group's board of directors currently has four members. The articles of association of Clondalkin Group (Predecessor) provide that it is required to have a minimum of two directors, with no upper limit. Directors may be removed without cause by resolution of the shareholders but otherwise cannot be removed except for cause. Such reasons include the prohibition by law of a director acting in such capacity, the bankruptcy of a director, mental incapacity or absence from meetings for a period of six months. Directors are elected by a general meeting of shareholders or by the board. The articles of association provide that one-third of the directors is required to resign annually and the annual general meeting of shareholders may elect directors to replace those resigning. There is no limit on the number of times that a director may be re-elected.

Compensation

    For the year ended December 31, 2002, the aggregate compensation of the directors and officers of Clondalkin Industries paid or accrued was
(euro)2,633,000 (2001: (euro)2,762,000). The aggregate amount set aside or accrued by the Group for the year ended December 31, 2002 to provide pension, retirement or similar benefits for the directors and officers included in the aggregate compensation was (euro)210,000 (2001: (euro)205,000). Performance related benefits paid or payable to directors and officers also included in the aggregate compensation in 2002 amounted to (euro)184,000 (2001: (euro)159,000).

Employees

    At December 31, 2002, the Group employed 3,982 employees, which was a decrease of 123 employees from December 31, 2001. The average number of employees was 4,047 for the year ended December 31, 2002, 3,989 for the year ended December 31,2001 and 3,787 for the year ended December 31, 2000.

    Most operating subsidiaries maintain employee pension plans, which may be defined benefit plans or defined contribution plans. Defined contribution pension plans predominate and where practicable are being introduced to replace defined benefit arrangements.

    The subsidiaries' defined benefit plans are adequately funded on a current funding level basis.

    Subsidiaries in the U.K., Ireland, Germany and the Netherlands are subject to either industry-wide collective bargaining agreements or national collective agreements. The U.S. subsidiaries are not subject to collective bargaining agreements. In the last three years, no material labor disputes have been experienced and relations with employees are good.

Share Ownership

    There are currently no shares in the Clondalkin Industries PLC held by directors or officers. For a description of the interests of directors and officers in Clondalkin Group Holdings Limited, as well as the option arrangements, see Item 7 - Major Shareholders and Related Party Transactions.

    Under the terms of the offer to option holders made by Clondalkin Group Holdings Limited, options over 520,000 ordinary shares in Clondalkin Group (Predecessor) remain outstanding. Upon exercise, the option holders, and or Clondalkin Group Holdings Limited, have the right to exchange the Clondalkin Group (Predecessor) shares acquired for a total of 617 preference shares in Clondalkin Group Holdings Limited, representing 1.1% of its fully diluted share capital, and a total of (euro)1,928,125 loan notes in Clondalkin Group Holdings Limited.


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    The issued share capital of Clondalkin Industries consists of 38,095 ordinary shares of (euro)1.00 each. Two shares of Clondalkin Industries are fully paid up with the remaining issued shares paid up as to (euro)0.25 per share. All shares are held by Clondalkin Group Holdings Limited. The authorized share capital of Clondalkin Group Holdings Limited consists of 14,054 ordinary shares of (euro)0.01 each and 45,556 preferred ordinary shares of (euro)0.01 each. Clondalkin Group Holdings Limited has issued 10,000 ordinary shares and 41,571 preferred ordinary shares, all of which are fully paid up. The unissued preferred ordinary share capital is reserved to meet the subscription rights of holders of certain options. These subscription rights arise under arrangements concluded for holders of existing Clondalkin Group (Predecessor) share options in connection with the acquisition. Subscription rights will be exercisable upon exit, or earlier in certain circumstances.

    The following table shows the principal shareholders in Clondalkin Group Holdings Limited ("CGHL") at December 31, 2002.

                                                                                           Number of
                                                                       Number of           preferred          % of fully
                                                                 ordinary shares     ordinary shares      diluted equity
Principal shareholders                                        of (euro)0.01 each     (euro)0.01 each             of CGHL
-------------------------------------------------------------------------------------------------------------------------
Candover Investments PLC                                                      Nil              3,506                6.16
Candover Partners                                                             Nil             29,225               51.32
Candover (Trustees) Limited                                                   Nil                390                0.68
Standard Life Investment (Private Equity) Limited                             Nil              3,680                6.46
HarbourVest International Private Equity Partners III                         Nil              3,680                6.46
Liam Bergin                                                                   715                 46                1.51
Norbert McDermott                                                           2,000                194                4.34
Colman O'Neill                                                                715                 16                1.46
Other                                                                       6,570                834               14.60
                                                             ------------------------------------------------------------
    Total of Issued Share Capital                                          10,000             41,571               93.00

Reserved for Holders of Options                                               Nil              3,985                7.00
                                                             ------------------------------------------------------------
    Total of Fully Diluted Share Capital                                   10,000             45,556              100.00
                                                             ============================================================

    Candover, is a leading European and U.S. backed arranger and provider of private equity for large European buyouts. Since its formation in 1980, Candover has invested in 115 transactions with an aggregate value in excess of (pound)21 billion. In addition to its status as a publicly quoted investment trust with an audited net asset value at December 31, 2001 of approximately (pound)250 million, Candover Investments, through its wholly owned subsidiary Candover Partners, manages funds invested in various limited partnerships. To date, Candover has managed eight funds totaling (pound)3.0 billion; the most recent of which is the (pound)1.8 billion Candover 2001 fund. Standard Life Investment (Private Equity) Limited and HarbourVest International Private Equity Partners III acquired a 12.70% shareholder interest in Clondalkin Group Holdings Limited from Candover Investments, Candover Partners and Candover Trustees in February 2000 and subsequently increased their holding to 12.92% in April 2001.

Related Party Transactions

    The executive directors and officers and other members of management of Clondalkin Group (Predecessor) either participated directly in the purchase of predecessor company and / or subsequently bought ordinary shares and preference shares in Clondalkin Group Holdings Limited. The total management equity interest in Clondalkin Group Holdings Limited on a fully diluted basis is 28.91%.


ITEM 8 - FINANCIAL INFORMATION

Please see the Company's Consolidated Financial Statements included under Item 17 of this Form 20-F.


ITEM 9 - THE OFFER AND LISTING

The following table sets forth, for the periods and dates indicated, the price history of the notes quoted on the Luxembourg Stock Exchange. The 10.625% fixed interest senior notes due 2010 issued by Clondalkin Industries PLC are traded in the over-the-counter market and there is no active public trading market for such securities.


       Year Ended                          High            Low
       --------------------------------------------------------------
                                          (euro)          (euro)
                                      -------------------------------
       December 31, 2002                   111.0          101.0

       Quarter Ended
       ------------------------------

       March 31, 2002                      108.0          107.0
       June 30, 2002                       111.0          107.0
       September 30, 2002                  108.0          101.5
       December 31, 2002                   108.0          101.0

       Month Ended
       ------------------------------

       October 2002                        103.5          101.0
       November 2002                       107.0          104.5
       December 2002                       108.0          108.0
       January 2003                        109.0          108.0
       February 2003                       110.5          110.0
       March 2003                          111.0          110.5

    Management does not have any reliable information as to the position of the senior notes held in the United States of America or the number of record holders of senior notes in the United States of America.

ITEM 10 - ADDITIONAL INFORMATION

Exchange Controls

    There are currently no Irish foreign exchange control restrictions on the payment of interest on the senior notes or on the conduct of Clondalkin Industries' operations.

    There are also no limitations under the laws of Ireland or under the Memorandum and Articles of Association of the Company restricting the right of persons not resident in Ireland to hold the senior notes.


Taxation

United States Taxation

    The following generally summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of notes by a U.S. Holder, as defined below. This summary deals only with noteholders that will hold notes as capital assets. The discussion does not cover all aspects of U.S. federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting shares of Clondalkin Industries, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the notes as part of straddles, hedging transactions or conversion transactions for U.S. federal tax purposes or investors whose functional currency is not the U.S. dollar).

    As used herein, the term `U.S. Holder' means a beneficial owner of the notes that is (1) a citizen or resident of the U.S. for U.S. federal income tax purposes, (2) business entity organized under laws of the U.S. or any State or District of Columbia and which is treated as a corporation under U.S. tax principles. `Non-U.S. Holder' means a beneficial owner of a note that is (1) a nonresident alien individual, (2) a business entity organized under the laws of a country other than the U.S. and which is treated as a corporation under U.S. tax principles. Partnerships, trust and other various types of fiscally transparent entities may be subject to complex U.S. withholding and reporting rules, and it is recommended those holders of the note who fall into these categories consult U.S. tax specialist for further guidance. Any holder of the note which is a non-incorporated entity must also consider the effect of so called "check-the-box regulations", the entity classification regulations, in order to correctly assess its U.S. tax reporting and withholding certificate requirements. The entity classification under the U.S. tax principles may result in different treatment from the classification under the corporate law or tax law of the host country in which such an entity is organized. It is highly recommended that those note holders which are not natural persons and are organized or formed under non-U.S. law consult U.S. tax advisors.

    This discussion assumes that the notes will be treated as debt for U.S. federal income tax purposes.

    This discussion is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

Payment of Interest

General

    Interest on a note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by Clondalkin Industries on the notes will generally constitute income from sources outside the U.S. and will generally be treated for U.S. foreign tax credit purposes as "passive income," (or "high withholding tax interest" if the applicable tax is imposed at a rate of 5% or more) or, in the case of certain holders, "financial services income." If taxes must be withheld by Clondalkin Industries or paid by the U.S. Holder, Clondalkin Industries would, with certain exceptions, be liable for the payment of additional amounts so that the U.S. Holder would receive the same amounts payable had no such withholding taxes been imposed. If such additional amounts are paid due to the imposition of Irish withholding taxes, the U.S. Holder will be treated as having actually received the amount of Irish taxes withheld by Clondalkin Industries with respect to a note, and as then having paid over such withheld taxes to the Irish taxing authorities. As a result, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received by the U.S. Holder with respect to such payment. Subject to certain limitations, a U.S. Holder would generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Irish withholding taxes withheld by Clondalkin Industries and paid over to the Irish taxing authorities or for any taxes paid directly to the Irish taxing authorities.


Foreign Currency Denominated Interest

    If an interest payment is denominated in, or determined by reference to, a foreign currency, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

    An accrual basis U.S. Holder may determine the amount of income recognized with respect to accrued interest denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be the U.S. dollar value of the accrued interest based on the average rate, being the average of the spot rates, in effect during the interest accrual period (or, with respect of an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year). A spot rate is a rate that is demonstrated to reflect a fair market rate of exchange available to the public for currency under a spot contract in a free market and involving representative amounts.

    Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the spot rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the spot rate in effect on the last day of the part of the period within the taxable year.

    Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may determine the amount of income accrued on the basis of the spot rate in effect on the date of receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service (the "IRS").

    Upon receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a note) denominated in, or determined by reference to, a foreign currency, the U.S. Holder will recognize ordinary income or loss with respect to accrued interest income in an amount equal to the difference between the U.S. dollar value of the payment received (determined using the spot rate in effect on the date such payment is received) in respect of such interest accrual period and the U.S. dollar value of the interest income that has accrued during such interest accrual period (as determined by one of the two above methods) regardless of whether the payment is in fact converted into U.S. dollars.

Purchase, Sale and Retirement of notes

    A U.S. Holder's tax basis in a note will generally be its U.S. dollar cost (as defined below) reduced by (1) the amount of any payments that are not interest payments, and (2) the amount of any amortizable bond premium applied to reduce interest on the note. The U.S. dollar cost of a note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of notes traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

    Except as noted below, a U.S. Holder will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement (other than any amount attributable to accrued interest) and the tax basis of the note. The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of notes traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Except as described in the next paragraph, gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year.

    Gain or loss recognized by a U.S. Holder with respect to the principal amount of a note on the sale or retirement of a note that is attributable to changes in exchange rates will be treated as ordinary income or loss. Such gain or loss will be determined by reference to the difference between the U.S. dollar amount of the principal on the date such principal is received or deemed received, determined using the spot rate on such date, and the U.S. dollar amount of the principal on the date the note was acquired, determined using the spot rate on the date the note was acquired. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

    Gain realized by a U.S. Holder on the sale or retirement of a note generally will be U.S. source income. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisers with regard to their particular situation, as to the foreign tax credit implications of such sale or retirement of notes.

Exchange of Amounts in other than U.S. Dollars

    Foreign currency received as interest on a note or on the sale or retirement of a note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase notes or upon exchange for U.S. dollars) will be ordinary income or loss.

Non-U.S. Holders

    In general, subject to the discussion below of special rules that may apply to certain Non-U.S. Holders and the discussion below of backup withholding, (a) payments of principal, interest and any additional amounts by Clondalkin Industries or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, (b) gain realized by a Non-U.S. Holder on the sale, exchange, redemption, retirement or other disposition of the notes is not subject to U.S. federal income tax or withholding tax and (c) the notes are not subject to U.S. federal estate tax, if beneficially owned by an individual who was a Non-U.S. Holder at the time of his death. Special rules may apply in the case of Non-U.S. Holders (1) that are engaged in a U.S. trade or business, (2) that are former citizens or long-term residents of the U.S., "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations, each within the meaning of the Internal Revenue Code of 1986. Such persons are urged to consult their U.S. tax advisers, with regard to their particular situation, before purchasing notes.

Withholding Certificate and Information Reporting

    The interest income on the note is generally expected to be foreign source, and the interest received by a Non-U.S. Holder is generally not subject to U.S. tax nor U.S. withholding tax, provided that the Non-U.S. Holder provides necessary documentation to prove the `foreign status' as explained below. The interest received by a U.S. Holder is generally subject to a reporting requirement. Under the requirement, each Depository Trust Company participant or indirect participant holding an interest in a note on behalf of a beneficial owner of a note and each paying agent making payment in respect of a note is generally required to provide the IRS with certain information, including such beneficial owner's name, address, taxpayer identification number (either such beneficial owner's Social Security number, its employer identification number or its IRS individual taxpayer identification number, as the case may be), and the aggregate amount of principal, interest, and original issue discount paid to such beneficial owner during the calendar year. These reporting requirement does not apply to interest received by foreign beneficial owners and certain other types of beneficial owners, including corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts. Foreign beneficial owners generally include non-resident alien individuals and corporations and other entities organized under the laws of a country other than the U.S. and which are not fiscally transparent under U.S. tax principles, who receive economic benefit of the interest income. For a foreign beneficial owner to qualify for the exemption from the reporting requirement, the `payer' must be able to identify the beneficial owner as a foreign beneficial owner before the interest is paid by a valid withholding certificate or other appropriate documents in accordance with the standard set under U.S. tax regulations. Therefore, it is recommended that each recipient of the interest income who wishes to claim such an exemption to consult a specialized U.S. tax advisor to determine (1) who is the `beneficial owner' of income for U.S. tax purposes in the particular situation, (2) what is the appropriate withholding certificate (generally Form W-8 BEN) or other documentation to claim the exemption and (3) who is considered to be the `payer' for U.S. withholding tax regulations purposes to determine to whom the documentation should be submitted. A U.S. Holder is required to provide certain information to identify the beneficial owner, including Social Security Number, Employer Identification Number or Other Federal tax identification number on Form W-9 as required by U.S. tax regulations. Failure to provide necessary information may result in a withholding of 31% backup withholding tax.

    In the case a part of the interest income becomes U.S. source because of the change in the activities of the issuer or for other reasons, there could be a substantial increase in the U.S. tax compliance requirement for tax withholding and reporting with respect to the holders other than the U.S Holders.

Irish Taxation

    The following is a brief discussion of applicable current Irish tax law and practice with regard to holders of notes issued under this program. The comments herein regarding taxation are based on the laws currently in force in Ireland which may be subject to change, in particular, if the new EU Withholding Tax Directive is implemented (see below). The comments are not exhaustive and relate only to the position of persons who are the absolute beneficial owners of the notes and may not apply to certain classes of persons such as dealers in securities or charities. Prospective purchasers of notes should be aware that the particular terms of issue of any notes may affect the Irish tax treatment of that series of notes. Prospective purchasers of the notes are advised to consult their own tax advisers concerning the overall tax consequences of their ownership of the notes. The comments are generally based upon the provisions of the Irish tax laws and the Irish Revenue Commissioners' practice as of the date hereof, and such provisions and practice may be repealed, revoked or modified (possibly with retroactive effect) so as to result in Irish tax consequences different from those discussed below.

Withholding Tax

    Principal, interest, discount and premium payable on notes issued in bearer form which are quoted on a recognized stock exchange may be made free of Irish withholding tax where the payments are made by a paying agent outside Ireland on the Company's behalf.

    If the exemption under the preceding paragraph is not available then principal, interest, discount and premium payable on bearer notes which are quoted on a recognized stock exchange may also be made free of Irish withholding tax where the paying agent is within Ireland provided:

    o the notes are held in a recognized clearing system (Euroclear and Clearstream Banking, societe anonyme, Luxembourg); or
    o the person who is the beneficial owner of the notes and who is beneficially entitled to the coupon is not resident in Ireland and has made a declaration in the form prescribed by the Irish Revenue Commissioners. If the form is required, contact Clondalkin Industries.

    Interest, premium and discount payable on any other notes not falling within the categories outlined above including specifically registered notes may be subject to Irish withholding tax at the standard rate (currently 20%) subject to double tax treaty relief. Advance treaty claim is required in this instance.

    In addition, prospective purchasers should note that the appointment of an Irish collection agent may also give rise to Irish withholding tax obligations for that agent in certain circumstances.

Liability to Income Tax

    Interest, discount and premium may be payable on the notes issued by the company. Interest and such other amounts as are Irish source income are within the change to Irish income tax, potentially a health levy and/or potentially social security. Ireland operates a self-assessment system of tax. Subject to double tax treaty relief and full relief in respect of interest which is available to companies resident in countries with which Ireland has a double tax treaty or the EU and which are not tax resident in Ireland, any person, including a non-resident person with Irish source income chargeable to Irish tax comes within its scope. However, in the absence of a withholding tax there is no mechanism for collecting such tax from non-residents. It has been the practice of the Revenue Commissioners not to seek to collect the liabilities from such non-resident persons unless the recipient has any other tax connection with Ireland such as a claim for repayment of Irish tax deducted at source, an Irish agency, branch, trustee or trade.

Tax on Capital Gains

    A holder of notes who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency to which such notes are attributable, is not liable to Irish tax on capital gains arising on the disposal of the notes.

    A holder of notes who is resident or ordinarily resident in Ireland is potentially liable to Irish tax on capital gains arising on the disposal, exchange (subject to specific CGT relief) or redemption of the notes. Capital gains tax is chargeable at the rate of 20% on taxable capital gains with allowances being made for inflation adjusted acquisition costs and enhancement expenditure. The notes are chargeable assets for Irish capital gains tax purposes.

Stamp Duty

    No Irish stamp duty is payable on issue of the notes.

    In the case of bearer notes, no Irish stamp duty is payable on a subsequent transfer of bearer notes where the transfer is effected by physical delivery only. In the case of registered notes, no Irish stamp duty is payable on a subsequent transfer of registered notes where the registered notes have a maturity of less than 30 years, are not issued at a discount of more than 10%, are not convertible into shares, do not carry rights akin to share rights and do not carry a right to a payment linked to an index or indices.

    In all other cases, a subsequent transfer of notes may be subject to Irish stamp duty at a rate of 1%.

Capital Acquisitions Tax

    Bearer notes are regarded for Irish CAT purposes as situate in the country in which the bearer instrument is situate at the date of the gift or inheritance. Thus, so long as the notes are in bearer form, a gift or bequest of notes may give rise to a liability to Irish gift tax or inheritance tax (CAT) in the hands of the donee or successor if, at the date of the disposition, the notes which are the subject of the disposition are located in Ireland.

    A charge to CAT will also arise if the notes are registered in Ireland or if the disposer or beneficiary is resident or ordinarily resident in Ireland.

    Taxable gifts and inheritances received by an individual on or after December 2, 1988 are aggregated and only the excess over a certain tax-free threshold is taxed at a rate of 20%. Gifts and inheritances between spouses are exempt from CAT.

Proposed EU Withholding Directive

    The Directive, as drafted envisaged a 20% withholding tax on cross border interest payments to individuals in another Member State or alternatively the provision of information about such payments to the authorities of the Member State in which the investor is resident. In late 2000 agreement was reached on the substantial content of the Directive. The principal features of the draft Directive are as follows.

    The draft Directive will apply to individuals who are residents of a Member State and who receive in another Member State income in the form of interest payments.

    All Member States will exchange information with each one of the other States seven years after the date on which the Directive enters into force.

    In the intervening transition period, except for Luxembourg, Belgium and Austria, Member States will communicate automatically information on interest payments without reciprocity reservation (that is, even though during the transitional period some member States will withhold tax and not provide information). The scope of the Directive will include interest from debt claims of every kind and in particular income from domestic or international bonds, accrued interest, capitalized interest, zero-coupon bonds and similar products. A grandfathering clause will apply until the end of the transition period in respect of income from certain bonds. Bonds the prospectuses of which have been published by 1 March 2001 or, in the absence of prospectus, bonds issued before that date will not be subject to the Directive during the transition period. The Directive applies at level of the paying agent. Accordingly, it is the financial operator ultimately responsible for implementing the terms of the Directive, whether or not that operator is the debtor. The Council will decide on the adoption and implementation of the Directive no later than December 31, 2002.

ERISA Considerations

    The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain requirements on "employee benefit plans" (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan.

    Section 406 of ERISA and Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction.

    Prohibited transactions within the meaning of Section 406 of ERISA or
Section 4975 of the Code may arise if notes are acquired by a Plan with respect to which Clondalkin Industries or Edgemead or any of their respective affiliates is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire a note and the circumstances under which such decision is made. Included among those exemptions are Prohibited Transaction Class Exemption ("PTCE") 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager"), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 95-60 (relating to investments by insurance company general accounts) and PTCE 96-23 (relating to transactions directed by in-house asset managers). There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the notes. By its purchase of any note, the purchaser thereof will be deemed to have represented and agreed either that (a) it is not an ERISA Plan or other plan, an entity whose underlying assets include the assets of any such ERISA Plan or other plan, or a governmental plan which is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase and holding of a note will not result in a prohibited transaction under
Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental plan, any substantially similar federal, state or local law) for which an exemption is not available.

    Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing any notes.

    Any insurance company proposing to invest assets of its general account in the notes should consider the extent to which such investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent guidance that may be or become available relating to that decision. In particular, such an insurance company should consider the exemptive relief granted by the Department of Labor for transactions involving insurance company general accounts in PTCE 95-60.

    Any Plan fiduciary who proposes to cause a Plan to purchase any notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA.

    The sale of any notes to a Plan is in no respect a representation by us that such an investment meets all relevant requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Regulatory and Environmental Matters

    Clondalkin operates in a large number of jurisdictions and is required to comply with a large number of regulations, including environmental, health and safety and other regulations, such as, for example, the regulations imposed by the U.S. Food and Drug Administration with respect to food packaging in the U.S. In addition, compliance with environmental requirements is a significant factor in the business operations and substantial resources are committed to maintaining compliance and management of environmental risk. Numerous national and local environmental laws, regulations and directives must be complied with, particularly those relating to air and water quality, waste minimization and waste disposal.

    The European packaging operations are subject to the requirements of the EU Directive (94/62/EC). The regulations impose legal obligations on packaging producers to ensure that recovery and recycling targets are achieved. The directive sets out targets for member states and requires that by the end of 2001 between 50% and 65% by weight of all packaging waste be recycled. Companies can either decide whether to comply individually or as part of a wider program. Where companies join a registered compliance program the sponsor undertakes to satisfy the recovery/recycling and certifying obligations on behalf of its members. It is not anticipated that such controls as currently legislated will adversely affect the business.

    Some manufacturing facilities are located on properties with a long history of industrial use including the use, storage and disposal of hazardous materials. If releases of such materials occur or have occurred from these facilities, there may be a requirement to remedy such releases. Environmental assessments have recently been conducted on the majority of the Group's material properties. These assessments have not revealed any material environmental concerns.

Legal Proceedings

    We are, from time to time, involved in contractual disputes, administrative and legal proceedings and investigations of various types arising in the normal course of business. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

    Clondalkin is exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices. The exposure to market risk is managed through regular operating and financing activities and, where appropriate, through the use of derivatives. Derivative transactions are not entered into for speculative purposes.

Interest Rate Risk

    The gross bank and Industrial Revenue bonds borrowings at December 31, 2002 were (euro)195.6 million and (euro)10.5 million respectively (2001: (euro)264.5 million and (euro)12.5 million respectively). The interest rate applicable to these borrowings varies between 1.5% and 3% above inter bank offer rates. In respect of the borrowings, we have generally elected for interest periods with maturities between three and ten months, using a combination of fixed period borrowings and forward rate agreements. The effect of all these arrangements taken together is that Clondalkin's exposure to interest rate volatility is limited mainly to drawings made under the revolver facilities.

    At December 31, 2002 interest and foreign exchange rates, the annual cash interest payments due on the above (euro)206.1 million borrowings and on the
(euro)125 million senior notes issued on January 28, 2000, are estimated at an aggregate of (euro)21.4 million. The estimate comprises bank borrowing interest costs of (euro)8.1 million and (euro)13.3 million senior note interest costs. This compares with actual interest costs in the year ended December 31, 2002 of
(euro)29.6 million on these borrowing sources.

    An increase of 1% in interest rates, after taking account of the interest protection arrangements in place, applied to the year end gross borrowings position, would add approximately (euro)1.9 million to the annual cash interest charges. In addition to the interest protection arrangements described above, we also vary the maturity of our short term borrowing requirements between three to ten months to further limit the Group's exposure to interest rate volatility.

    Management believes that the existing interest rate protection arrangements in place are sufficient to cover the interest exposure in the near term. The directors monitor and review this exposure on an ongoing basis in light of actual and expected interest rate movements.

Foreign Currency Risk

    Clondalkin does not have significant foreign currency transaction risk. However, limited use is made of derivatives to hedge the foreign currency transaction exposures. The primary exposures to currency transaction risk are associated with (1) trading transactions denominated in currencies other than our functional currencies and (2) purchases of aluminum denominated in dollars by non-U.S. subsidiaries, which account for between 3% and 5% of Group sales.

    The derivative instruments used by the Group are mainly foreign currency forward purchase and sale contracts. At December 31, 2002, Clondalkin had
(euro)8.8 million (2001: (euro)20.2 million) of foreign currency purchase and sale contracts outstanding. The fair value of these instruments at December 31, 2002 rates indicates a net unrealized gain of approximately (euro)0.2 million.

    With regard to managing foreign currency translation exposures, Clondalkin drew down the bank borrowings used to part finance the acquisition of Clondalkin Group (Predecessor) in those proportions which, having regard to the total borrowing requirements, aligned the prospective interest and debt repayments to correspond with underlying operating profitability and cash flow by currency. The directors estimated the underlying profitability and cash flow proportions by reference to historical results and expected future operating performance. The intention is that cash flows arising in the various currency denominations will be applied to pay interest and principal payments due in the same currency. Management does not anticipate that significant cross currency repatriations will be necessary in the near term. Also, management expects that the alignment of debt service costs with underlying profitability by currency will reduce Clondalkin's net reported income exposure to changes in foreign currency translation rates going forward.

Quantitative Information about Market Risk

    As at December 31, 2002, Clondalkin had gross bank and other borrowings of
(euro)206.1 million (2001: (euro)277.0 million), (euro)195.6 million (2001:
(euro)264.5 million) of which is drawn under term loan facilities and (euro)10.5 million (2001: (euro)12.5 million) under other facilities. On January 28, 2000, the (euro)120 million mezzanine facility outstanding at December 31, 1999 was refinanced by the issue of (euro)125 million 10.625% fixed rate senior notes maturing in January 2010. At December 31, 2002 Clondalkin also had an intercompany loan from its parent company amounting to (euro)132.2 million (2000: (euro)132.2 million) carrying a 10% interest coupon rate, which is subject to interest and principal payment restrictions under the bank facility agreement and the senior notes indenture agreement.

Interest Rate Sensitivity

    The table below provides information about Clondalkin's debt obligations and interest rate swap arrangements that are sensitive to change in interest rates. For long-term debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The weighted average variable rates are based on the December 31, 2002 rates and forecast inter-bank offer rates.

                                                                                    After                   Fair
At December 31, 2002              2003      2004      2005      2006      2007       2007      Total       Value
                              -----------------------------------------------------------------------------------
                                                   ((euro) thousands, except percentages)
Fixed rate
Long term debt                      --        --        --        --        --    125,000    125,000     135,000
Average interest rate               --        --        --        --        --    10.625%    10.625%

Variable rate (Note 1)
Long term debt                  21,720    25,628    27,796    28,675    61,539     40,695    206,053     206,053
Average interest rate            5.77%     5.76%     5.76%     5.77%     5.49%      6.90%      5.63%

Note 1
The fair value of the Group's variable rate long term debt (including current maturities of long term debt) is approximately its fair value as all such debt is subject to interest at variable rates. The fair value of fixed rate long-term debt is stated at its market value.

    The following table summarizes the Group's principal foreign currency derivative contracts outstanding at December 31, 2002.

                                                                            Average   Fair Value gain or (loss) at
                                                          Notional         Contract         December 31, 2002
 Foreign Currency Forward Exchange Contracts               Amount            Rate           ((euro)thousands)
-------------------------------------------------------------------------------------------------------------------
 Receive Euro and Pay Australian dollars               (euro)210,000        1.8202                 4
 Receive Euro and Pay Danish krona                     (euro)19,000         7.4951                (1)
 Receive Euro and Pay sterling pounds                 (euro)5,321,000       0.6328                145
 Receive Euro and Pay New Zealand dollars              (euro)27,000         2.2514                (3)


 Receive sterling pounds and Pay Euro                 (pound)200,000        0.6504                 --
 Receive Swedish krona and Pay Euro                   SEK 18,861,000        9.6850                113


 Receive U.S. dollars and Pay Euro                     U.S.$ 972,000        1.0054               (40)
 Receive U.S. dollars and Pay sterling pounds           U.S.$ 14,000        1.5505                (1)
 Receive Swiss francs and Pay sterling pounds           CHF 229,000         2.2934                 4

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None

ITEM 15 - CONTROLS AND PROCEDURES

    Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic SEC reports. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

    In addition, the Company reviewed its internal controls, and there have been no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART III

ITEM 17 - FINANCIAL STATEMENTS

    The consolidated financial statements and related notes thereto required by this Item are contained on pages F-1 to F-53 and S-1 hereof. Reference is made to Item 18 for a list of all financial statements included as part of this Annual Report.


ITEM 18 - FINANCIAL STATEMENTS

(a)      Financial Statements

The following financial statements and schedules of the Company together with the auditors' reports thereon are filed as part of this Annual Report:

                                                                         Page
                                                                         ----
Report of Independent Auditors                                            F-1

Consolidated Profit and Loss Accounts                                     F-2

Consolidated Statements of Total Recognized Gains and Losses              F-3

Consolidated Balance Sheets                                               F-4

Consolidated Statements of Change in Shareholders' Funds                  F-5

Consolidated Cashflow Statements                                          F-6

Notes to the Consolidated Financial Statements                            F-7

Schedule II Valuation and Qualifying Accounts                             S-1




ITEM 19 - EXHIBITS

     See the Exhibit Index appearing on page 55 for a list of all exhibits either filed as part of this Form 20-F or incorporated by reference herein.

SIGNATURES


    This Annual Report is prepared to contain the information that would be required in a filing on Form 20-F with the Securities and Exchange Commission. The undersigned has been authorized to sign this Annual Report on behalf of the Company.

For and on behalf of
Clondalkin Industries PLC




By: Colman O'Neill
---------------------------
Finance Director

Date: April 30, 2003

CERTIFICATION

I, Norbert McDermott, Chief Executive Officer of Clondalkin Industries PLC, certify that:

1.       I have reviewed this annual report on Form 20-F of Clondalkin
         Industries PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board or directors (or persons performing the equivalent function):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By: Norbert McDermott
--------------------------
Chief Executive Officer




Date: April 30, 2003

CERTIFICATION

I, Colman O'Neill, Finance Director of Clondalkin Industries PLC, certify that:

1.       I have reviewed this annual report on Form 20-F of Clondalkin
         Industries PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

                  a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board or directors (or persons performing the equivalent function):

                  a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By: Colman O'Neill
-----------------------
Finance Director




Date: April 30, 2003

                                 EXHIBIT INDEX


Number         Description                                       Location
--------------------------------------------------------------------------------------------------------------------
1.1            Memorandum and Articles of Association of         Incorporated by reference from Exhibit 3.1 to the
               Registrant                                        Registrant's Form F-4 Registration Statement filed
                                                                 with the Commission on July 27,2000 (the
                                                                 "Registration Statement")

2.1            Indenture dated January 28, 2000 among            Incorporated by reference from Exhibit 4.1 to the
               Registrant, Edgemead Limited and Bankers Trust    Registration Statement
               Company (New York), relating to the 10.625%
               Senior Notes due 2010 (the "Senior Notes")

2.2            Registration Rights Agreement dated January 28,   Incorporated by reference from Exhibit 4.2 to the
               2000 among Registrant, Edgemead Limited and       Registration Statement
               Lehman Brothers International, relating to the
               Senior Notes

2.3            Note Depositary Deed dated January 28, 2000       Incorporated by reference from Exhibit 4.3 to the
               among Registrant, Bankers Trust Company and       Registration Statement
               Deutsche Bank Luxembourg S.A., relating to the
               Senior Notes

2.4            Agency Agreement dated January 28, 2000 among     Incorporated by reference from Exhibit 4.4 to the
               Registrant, Edgemead Limited, Bankers Trust       Registration Statement
               Company and Deutsche Bank Luxembourg S.A.,
               relating to the Senior Notes

4.1            Intercreditor Deed dated September 8, 1999        Incorporated by reference from Exhibit 10.1 to the
               among Lucorn Limited, Registrant, Edgemead        Registration Statement
               Limited, UBS AG, Allied Irish Banks p.l.c.,
               Lehman Commercial Paper, Inc., various other
               parties named therein and the high-yield bond
               trustee

4.2            Deed of Accession dated January 28, 2000 among    Incorporated by reference from Exhibit 10.2 to the
               the various parties to the Intercreditor Deed     Registration Statement
               and Bankers Trust Company

4.3            Parent Loan Agreement dated September 8, 1999     Incorporated by reference from Exhibit 10.3 to the
               between Lucorn Limited and Registrant             Registration Statement

4.4            Issuer Original Investments Loan Agreement        Incorporated by reference from Exhibit 10.4 to the
               dated September 8, 1999 between Registrant and    Registration Statement
               Edgemead Limited

4.5            Issuer Mezzanine Loan Agreement dated September   Incorporated by reference from Exhibit 10.5 to the
               8, 1999 between Registrant and Edgemead Limited   Registration Statement

4.6            Amendment to the Issuer Mezzanine Loan            Incorporated by reference from Exhibit 10.6 to the
               Agreement dated January 27, 2000 between          Registration Statement
               Registrant and Edgemead Limited


                             EXHIBIT INDEX CONTINUED


Number         Description                                       Location
--------------------------------------------------------------------------------------------------------------------
4.7            The EUR 265,000,000 Term Loan and EUR             Incorporated by reference from Exhibit 10.7 to the
               35,000,000 Revolving Credit Facilities dated      Registration Statement
               September 8, 1999 among Lucorn Limited,
               Registrant, Edgemead Limited, Warburg Dillon
               Read, Allied Irish Banks p.l.c. and UBS AG

4.8            Amendment Agreement to the EUR 265,000,000 Term   Incorporated by reference from Exhibit 10.8 to the
               Loan and EUR 35,000,000 Revolving Credit          Registration Statement
               Facilities dated November 18, 1999 among
               Edgemead Limited, Warburg Dillon Read, Allied
               Irish Banks p.l.c. and various financial
               institutions

4.9            Letter dated January 21, 2000 from Allied Irish   Incorporated by reference from Exhibit 10.9 to the
               Banks p.l.c. to Lucorn Limited, Registrant and    Registration Statement
               Edgemead Limited, relating to the EUR
               265,000,000 Term Loan and EUR 35,000,000
               Revolving Credit Facilities

4.10           Deed of Release dated January 28, 2000 among      Incorporated by reference from Exhibit 10.10 to the
               Allied Irish Banks p.l.c., Edgemead Limited and   Registration Statement
               various continuing and former guarantors under
               the EUR 265,000,000 Term Loan and EUR
               35,000,000 Revolving Credit Facilities

4.11           Deed of Release dated January 28, 2000 between    Incorporated by reference from Exhibit 10.11 to the
               Allied Irish Banks p.l.c. and Lucorn Limited,     Registration Statement
               relating to the EUR 265,000,000 Term Loan and
               EUR 35,000,000 Revolving Credit Facilities

4.12           Deed of Release dated January 28, 2000 between    Incorporated by reference from Exhibit 10.12 to the
               Allied Irish Banks p.l.c. and Registrant,         Registration Statement
               relating to the EUR 265,000,000 Term Loan and
               EUR 35,000,000 Revolving Credit Facilities

4.13           Composite Debenture dated September 8, 1999       Incorporated by reference from Exhibit 10.13 to the
               among Allied Irish Banks p.l.c., Lucorn           Registration Statement
               Limited, Edgemead Limited and Registrant

8.1            List of Subsidiaries of the Registrant            Filed herewith


                            CLONDALKIN INDUSTRIES PLC

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Clondalkin Industries PLC

We have audited the accompanying consolidated balance sheets of Clondalkin Industries PLC and subsidiaries at December 31, 2002 and December 31, 2001 and the related consolidated profit and loss accounts, statement of total recognized gains and losses, changes in shareholders' funds and cashflows for each of the three years in the accounts statements of the period ended December 31, 2002. Our audits also included the financial statement schedule for each of the three years in the period ended December 31, 2002 listed in the index at Item 18. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2002 and December 31, 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Ireland. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As explained in note 2 to the financial statements, the Group has given retroactive effect to the change in accounting for deferred taxes as a result of the adoption of Financial Reporting Standard 19 "Deferred Tax".

Accounting principles generally accepted in Ireland differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the profit/(loss) on ordinary activities after taxation for each of the three years in the period ended December 31, 2002 and the determination of shareholders' funds as at December 31, 2002 and December 31, 2001 to the extent summarized in Note 33 to the consolidated financial statements.

DELOITTE & TOUCHE



Dublin, Ireland
April 30, 2002

                            CLONDALKIN INDUSTRIES PLC
                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                            Restated          Restated
                                                                          Year ended       Year ended        Year ended
                                                                         December 31,      December 31,      December 31,
                                                                             2002             2001              2000
                                                                      -------------------------------------------------------
                                                              Notes            ((euro)thousands, except per share data)

Sales                                                           3           710,458           710,816           639,400
                                                                      ------------------------------------------------------
Continuing operations                                                       710,458           655,257           639,400
Acquisition                                                                      --            55,559                --
                                                                      ------------------------------------------------------
                                                                            710,458           710,816           639,400
Cost of sales                                                              (565,317)         (579,349)         (522,471)
                                                                      ------------------------------------------------------
Gross profit                                                                145,141           131,467           116,929
Net operating costs                                             4           (89,149)          (88,023)          (78,859)
                                                                      ------------------------------------------------------
Continuing operations                                                        55,992            40,030            38,070
Acquisition                                                                      --             3,414                --
                                                                      ------------------------------------------------------
Operating profit                                                3            55,992            43,444            38,070
Exceptional items
  Income from financial assets                                                   --                --             3,426
  Business termination and rationalization costs                                 --                --            (2,085)
                                                                      ------------------------------------------------------
Profit before interest and taxation                                          55,992            43,444            39,411
Net interest payable                                            5           (46,127)          (49,594)          (47,550)
                                                                      ------------------------------------------------------
Profit (loss) on ordinary activities before taxation            6             9,865            (6,150)           (8,139)
Taxation on profit (loss) on ordinary activities                8            (8,018)           (2,002)           (1,939)
                                                                      ------------------------------------------------------
Profit (loss) on ordinary activities after taxation*                          1,847            (8,152)          (10,078)
Dividends                                                                        --                --                --
                                                                      ------------------------------------------------------
Profit (loss) retained for year                                               1,847            (8,152)          (10,078)
                                                                      ======================================================
Earnings (loss) per share                                       9       (euro)48.48     ((euro)213.99)    ((euro)264.55)
                                                                      ======================================================
Diluted earnings (loss) per share                               9       (euro)48.48     ((euro)213.99)    ((euro)264.55)
                                                                      ======================================================


A summary of the significant adjustments to profit/(loss) on ordinary activities after taxation which would be required if generally accepted accounting principles in the United States ("U.S. GAAP") had been applied instead of those generally accepted in the Republic of Ireland ("Irish GAAP") is given in Note 33.

** The 2001 and 2000 comparative figures have been restated for the effect of the adoption of Financial Reporting Standard 19 - Deferred Tax. Under FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.


The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

                            CLONDALKIN INDUSTRIES PLC

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                           Year ended       Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                              2002             2001              2000
                                                                        ----------------------------------------------------
                                                                                           ((euro) thousands)
Profit (loss) on ordinary activities after taxation                           1,847            (8,152)          (10,078)
Movement on currency translation reserve                                       (332)              302                99
                                                                        ----------------------------------------------------
Total recognized gains and losses for the financial year                      1,515            (7,850)           (9,979)
Prior year adjustment - FRS 19 Adoption*                                     (1,978)               --                --
                                                                        ----------------------------------------------------
Total recognized gains and losses                                              (463)           (7,850)           (9,979)
                                                                        ====================================================


* The 2001 and 2000 comparative figures have been restated for the effect of the adoption of FRS 19- Deferred Tax.
Under FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.




























The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

                            CLONDALKIN INDUSTRIES PLC

                           CONSOLIDATED BALANCE SHEETS

                                                                                                             Restated
                                                                                   December 31,             December 31,
                                                                                      2002                      2001
                                                                                  -------------------------------------
                                                                          Notes                 ((euro)thousands)
Fixed assets
Intangible assets                                                           10        229,999                   255,722
Tangible assets                                                             11        195,310                   203,154
Financial assets                                                            12          1,888                     1,888
                                                                                   ----------                 ---------
                                                                                      427,197                   460,764

Current assets
Assets held for disposal                                                    13             --                     6,350
Stocks                                                                      14         70,240                    72,553
Debtors                                                                     15         98,508                   104,633
Bank and cash balances                                                                 42,567                    46,486
                                                                                   ----------                 ---------
                                                                                      211,315                   230,022
Current liabilities
Creditors - amounts falling due within one year                             16        161,033                   160,577
                                                                                   ----------                 ---------
Net current assets                                                                     50,282                    69,445
                                                                                   ----------                 ---------
Total assets less current liabilities                                                 477,479                   530,209
                                                                                   ==========                 =========

Creditors - amounts falling due after more than one year                    18        481,698                   534,831
Provisions for liabilities and charges - deferred taxation                  21         12,733                    13,845
                                                                                   ----------                 ---------
                                                                                      494,431                   548,676
Capital and reserves
Called up share capital                                                     22             38                        38
Currency translation reserve                                                23             69                       401
Profit and loss account                                                               (17,059)                  (18,906)
                                                                                   ----------                 ---------
Shareholders' funds *                                                                 (16,952)                  (18,467)
                                                                                   ----------                 ---------
                                                                                      477,479                   530,209
                                                                                   ==========                 =========





* A summary of the significant adjustments to shareholders' funds which would be required if US GAAP had been applied instead of those Irish GAAP is given in
Note 33.


** The 2001 comparative figures have been restated for the effect of the adoption of FRS 19 - Deferred Tax.

Under FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.






The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

                            CLONDALKIN INDUSTRIES PLC

            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' FUNDS


Clondalkin Industries

                                                                         Called up    Currency    Profit and       Total
                                                                           share     translation     loss      shareholders'
                                                                          capital      reserve      account        funds
                                                                        ------------------------------------------------------
                                                                                            ((euro) thousands)
Balance at December 31, 1999                                                 38            --         636           674
Cumulative effect of FRS 19 adoption                                         --            --      (1,312)       (1,312)
                                                                        ------------------------------------------------------
Balance at December 31, 1999 (restated)                                      38            --        (676)         (638)
Loss for the financial year                                                  --            --     (10,078)      (10,078)
Foreign currency translation reserve                                         --            99          --            99
                                                                        ------------------------------------------------------
Balance at December 31, 2000                                                 38            99     (10,754)      (10,617)
Loss for the financial year                                                  --            --      (8,152)       (8,152)
Foreign currency translation reserve                                         --           302          --           302
                                                                        ------------------------------------------------------
Balance at December 31, 2001                                                 38           401     (18,906)      (18,467)
Profit for the financial year                                                --            --       1,847         1,847
Foreign currency translation reserve                                         --          (332)         --          (332)
                                                                        ------------------------------------------------------
Balance at December 31, 2002                                                 38            69     (17,059)      (16,952)
                                                                        ======================================================


Shareholders' funds comprise equity interests only.







** The comparative figures have been restated for the effect of the adoption of FRS 19 - Deferred Tax.


Under FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.






The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

                            CLONDALKIN INDUSTRIES PLC

                        CONSOLIDATED CASHFLOW STATEMENTS

                                                                           Year ended       Year ended        Year ended
                                                                          December 31,     December 31,       December 31,
                                                                              2002             2001              2000
                                                                        ----------------------------------------------------
                                                                 Notes                      ((euro)thousands)
Cash flow from operating activities                               24          92,098            82,395           79,645
                                                                        ----------------------------------------------------
Returns on investment and servicing of finance
Interest received                                                                599               637              934
Interest paid                                                                (30,527)          (36,494)         (30,169)
Income from financial assets                                                      --                --            3,426
                                                                        ----------------------------------------------------
                                                                             (29,928)          (35,857)         (25,809)
                                                                        ----------------------------------------------------
Taxation paid                                                                 (3,983)           (3,136)          (7,606)
                                                                        ----------------------------------------------------
Net cash outflow from capital expenditure and
 Financial investment
Purchase of tangible fixed assets                                            (17,555)          (19,977)         (11,054)
Sale of assets held for disposal                                               6,475                --           18,094
Sale of tangible fixed assets                                                  1,722             1,469            2,866
Business termination and rationalization costs                                    --                --           (2,085)
                                                                        ----------------------------------------------------
                                                                              (9,358)          (18,508)           7,821
Subsidiaries acquired                                             25          (2,054)          (48,836)
                                                                                                                     --
Payments of amounts due on acquisition of Clondalkin Group                        --              (346)         (12,117)
(Predecessor)
Payment of deferred acquisition consideration                                   (330)             (608)          (8,143)
                                                                        ----------------------------------------------------
                                                                             (11,742)          (68,298)         (12,439)
                                                                        ----------------------------------------------------
Dividends paid                                                                    --                --               --
                                                                        ----------------------------------------------------

Cash inflow (outflow) before Financing                                        46,445           (24,896)          33,791
Increase (decrease) in loans due within one year                  27             125             3,883           (7,636)
Payment of fees related to Acquisition Financing                                                  (706)
Decrease in loans due after more than one year                    27         (47,694)           (1,677)         (28,674)
Increase in senior notes                                          26              --                --          125,000
Payment of fees related to issue of senior notes                                  --              (900)          (4,100)
Decrease in mezzanine finance                                     26              --                --         (120,000)
Loan from parent company                                                          --            20,000            2,133
                                                                        ----------------------------------------------------
                                                                             (47,569)           20,600          (33,277)
                                                                        ----------------------------------------------------
(Decrease) increase in cash                                                   (1,124)           (4,296)             514
                                                                        ====================================================

* The 2001 comparative figures have been restated for the effect of the adoption of FRS 19 - Deferred Tax.

Under FRS 19, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.

A summary of the significant adjustments to cash flows, which would be required if U.S.GAAP had been applied instead of Irish GAAP, is given in Note 33 to the Consolidated Financial Statements.




The Notes to the Consolidated Financial Statements are an integral part of these Financial Statements.

                            CLONDALKIN INDUSTRIES PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Operations and Basis of Preparation


Clondalkin Industries ("the Company") was incorporated on July 22, 1999 in the Republic of Ireland. The Company is the holding company of the Group, with direct share, indirect share and loan interests in subsidiaries. The Company is a wholly owned subsidiary of Clondalkin Group Holdings Limited.

Clondalkin Industries and its subsidiaries (collectively, "Clondalkin" or the "Group") form an international group of companies producing flexible and specialist packaging products. The Group has operating subsidiaries in Ireland, the U.K., the Netherlands, Belgium, Germany, Switzerland and the U.S. Clondalkin supplies value-added packaging products to a diversified customer base principally in the food and beverage, consumer products, industrial, healthcare, agricultural/horticultural and services/distribution sectors. The Group manufactures and distributes products through approximately 40 operating companies, all wholly owned subsidiaries, in 41 locations, and employs more than 3,900 employees. Each operating company is managed by its autonomous and experienced management team.

These consolidated financial statements have been prepared in accordance with Irish GAAP and Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992 to show the performance of the Group, from, January 1, 2000, to 31 December 2002.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

2. Accounting Policies

Basis of accounting

The consolidated financial statements of the Company are prepared under the historical cost convention and include the results of operations, account balances and cash flows of the Company and its wholly owned subsidiaries. Consolidation

The consolidated financial statements consolidate the financial statements of the Company and its subsidiaries, made up to each year end. All material intercompany balances have been eliminated. The results of companies acquired during each year are dealt with in the profit and loss account from the date of acquisition.

Revenue recognition

Revenue is derived from product sales to customers.

Revenue is recognized when all of the following criteria are met; persuasive evidence of an arrangement exists; delivery has occurred; vendor's fee is fixed or determinable; and collectibility is reasonably assured.

Accordingly, revenue is recognized where a binding purchase order exists, shipment has occurred and title to product has passed to the customer, net of allowances for estimated future returns, provided no collection uncertainties remain.

Goodwill

Goodwill represents the difference between

(i) the fair value attributable to the net separable assets of undertakings acquired, and;

(ii) the fair value of the acquisition consideration. Goodwill is capitalized and classified as an asset on the balance sheet. Goodwill is amortized on a straight line basis over its useful economic life (not exceeding twenty years), which has been determined by reference to the periods over which the value of the underlying businesses are expected to exceed the values of their identifiable net assets. Reviews are performed regularly to determine whether facts or circumstances exist which indicate that the carrying value of Goodwill is impaired.

                            CLONDALKIN INDUSTRIES PLC

The Company assesses the recoverability of goodwill by comparing the projected undiscounted cash flows of the entity acquired against the respective carrying amount of goodwill. Impairment, if any, is based on the fair value of the goodwill and will result in the carrying value of the goodwill being reduced by the estimated shortfall of cash flows. No impairment has been indicated to date.

Translation of foreign currencies

The functional currency of each of the Group's subsidiaries is the local currency.

Monetary assets and liabilities in foreign currencies are translated into the relevant functional currency at the rate of exchange ruling at the balance sheet date, or forward contract rates where appropriate. Transactions in foreign currencies are translated into the relevant functional currency at the rate of exchange ruling at the date of the transaction or at forward contract rates, where appropriate. Transaction gains and losses are recognized in arriving at operating income.

With effect from January 1, 2002, the results of operations of subsidiaries, whose functional currencies are not euros, are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Prior to January 1, 2002, the results of operations of such subsidiaries were translated at the rates ruling at the balance sheet date. The cumulative effect of exchange rate movements is included in a separate component of other shareholders' funds. The effect of this change has been to increase the reported profit after tax in 2002 by (euro)490,000 compared to what the profit after tax would have been had the balance sheet exchange rate been used. The 2001 and prior year comparatives have not been restated to reflect this change, because the effect on the financial statements is not material.

Depreciation

Depreciation is provided at rates calculated to write-off the cost or valuation of individual tangible assets, by equal annual installments, over their estimated normal lives as follows:

         Freehold and long leasehold buildings                50 years
         Short leasehold buildings                            Lesser of useful life or period of lease
         Plant and machinery                                  5 - 10 years
         Fixtures and fittings                                1 - 5 years

Freehold and long leasehold land is not depreciated.

Leased assets

Assets held under operating leases are not capitalized; the related leasing charges are charged to the profit and loss account as incurred. The Group has no assets held under capital/finance type leases.

Impairment of tangible fixed assets

The Group evaluates the carrying amounts and periods over which long-lived tangible and intangible assets are depreciated or amortized, at each reporting period. An impairment is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying value of the asset.

Stocks

Stocks are stated at the lower of cost and net realizable value on a first-in-first out basis. Cost includes direct costs and applicable production and other relevant overheads. Net realizable value is actual or estimated selling price less trade discounts, all further costs to completion and all costs to be incurred in marketing, selling and distribution.

Deferred taxation

On January 1, 2002 the Group adopted Financial Reporting Standard 19 'Deferred Tax' (FRS 19). Under FRS 19, deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at the balance sheet date that result in an obligation to pay more tax or a right to pay less tax in the future.

                            CLONDALKIN INDUSTRIES PLC

Timing differences are differences between profit as computed for taxation purposes and profit as stated in the financial statements which arise between certain items of income and expenditure in the financial statements which are dealt with in different periods for taxation purposes.

Deferred tax assets are regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to reverse based on tax rates and laws enacted or substantially enacted at the balance sheet date. Deferred tax is measured on a non-discounted basis.

On adoption of FRS 19, the Group has changed its accounting policy in respect of deferred taxation for all years presented and restated prior year results accordingly. The cumulative effect of the adoption of FRS 19 for the years prior to the years presented has been booked directly to equity. The impact of this restatement is set out in Note 21.

Advertising, and promotion expenses

All costs associated with advertising are expensed as incurred.

Product development costs

Product development costs are charged to the profit and loss account, primarily within cost of sales, as incurred.

Finance costs

Costs arising from the issue of fixed term debt are recognized and amortized at a constant rate over the period of the debt. In accordance with the provisions of FRS 4, finance costs are netted against bank loans falling due after more than one year in the balance sheet.

Financial instruments

Interest rate swaps are treated as hedges, and the net interest payable is reflected in the profit and loss account. The receivable or payable associated with the interest rate swaps is reflected in interest payable.

Forward currency contracts, that qualify for Hedge Accounting, are recognized in the profit and loss account in the period in which they settle and are reflected against the related expense being hedged. There is no recognition of any open contracts at the end of the period.

Where raw materials are purchased under forward price agreements to hedge against price movements, the gain or loss on the forward contract is not recorded until closed and then, at that time, any gain or loss is included in the measurement of the related purchased raw materials.

Pensions

Contributions to defined benefit pension schemes are based on the advice of independent professional actuaries and are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives as a level percentage of pensionable pay. Contributions to defined contribution pension schemes are charged on an accruals basis. The Group continues to use SSAP 24 "Accounting for pension costs" to account for pension costs and provides the required disclosures under FRS 17 "Retirement Benefits". This standard replaces the use of actuarial values for assets in a pension scheme in favor of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, interest cost, and expected return on assets. Fluctuations in market values are reflected in the statement of total recognized gains and losses.

Compliance with FRS17 has not given rise to any restatement of figures reported for prior periods, though a restatement in respect of FRS 17 is expected when full compliance is required.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, financial statements and accompanying notes. Actual results could differ from those estimates

                            CLONDALKIN INDUSTRIES PLC

Companies Acts, 1963 to 2001

The financial information relating to the Company and its subsidiaries, included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to the Company's annual return lodged with the Registrar of Companies. The auditors have made reports without qualification under Section 163 of the Companies Act, 1963 in respect of all such financial statements. Copies of statutory financial statements of Clondalkin for the years up to and including the year ended December 31, 2001 have been so annexed to the relevant annual returns.

Reclassifications:

Certain prior year amounts have been reclassified to conform fiscal 2002 presentation. These changes have no impact on previously reported results of operations or shareholders' equity.

                            CLONDALKIN INDUSTRIES PLC

3. Sales and operating profit before goodwill amortization

Sales comprise the amount earned by the Group in the ordinary course of business for goods supplied and for services provided to third parties, net of value added and sales taxes.

                                                                           Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                              2002             2001              2000
                                                                        ----------------------------------------------------
                                                                                         ((euro) thousands)
Analysis of sales by location
Europe                                                                       559,873           541,138          480,730
United States of America                                                     150,585           169,678          158,670
                                                                        ----------------------------------------------------
                                                                             710,458           710,816          639,400
                                                                        ====================================================
Analysis of sales by sector
Flexible Packaging                                                           473,893           463,771          415,636
Specialist Packaging                                                         236,565           247,045          223,764
                                                                        ----------------------------------------------------
                                                                             710,458           710,816          639,400
                                                                        ====================================================
Analysis of operating profit before goodwill amortization by location
Europe                                                                        57,597            44,247           38,670
United States of America                                                      12,503            12,878           11,840
Unallocated goodwill amortization                                            (14,108)          (13,681)         (12,440)
                                                                        ----------------------------------------------------
                                                                              55,992            43,444           38,070
                                                                        ====================================================
Analysis of operating profit before goodwill amortization by sector
Flexible Packaging                                                            53,536            42,274           36,873
Specialist Packaging                                                          16,565            14,851           13,637
Unallocated goodwill amortization                                            (14,108)          (13,681)         (12,440)
                                                                        ----------------------------------------------------
                                                                              55,992            43,444           38,070
                                                                        ====================================================
Analysis of net assets by location
Europe                                                                       196,704           199,269          182,730
United States of America                                                      49,856            53,646           54,069
                                                                        ----------------------------------------------------
                                                                             246,560           252,915          236,799
                                                                        ====================================================

4. Net operating costs

                                                                           Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                              2002             2001              2000
                                                                        ----------------------------------------------------
                                                                                         ((euro) thousands)
Distribution costs                                                            34,879            36,414           32,714
Administrative expenses                                                       41,084            38,741           35,808
Profit on disposal of tangible fixed assets                                     (922)             (813)          (2,103)
Goodwill amortization                                                         14,108            13,681           12,440
                                                                        ----------------------------------------------------
Net operating costs                                                           89,149            88,023           78,859
                                                                        ====================================================

                            CLONDALKIN INDUSTRIES PLC

5. Net interest payable

                                                                           Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                              2002             2001              2000
                                                                        ----------------------------------------------------
                                                                                         ((euro) thousands)
On bank loans and overdrafts
Repayable within five years, otherwise than installments                          --                --            1,044
Repayable within five years, by installments                                      --                --               --
                                                                        ----------------------------------------------------
                                                                                  --                --            1,044
On all other loans                                                            46,124            49,576           46,982
Finance cost amortization                                                        597               669              458
                                                                        ----------------------------------------------------
                                                                              46,721            50,245           48,484
Interest receivable                                                             (594)             (651)            (934)
                                                                        ----------------------------------------------------
                                                                              46,127            49,594           47,550
                                                                        ====================================================

6. Profit/(loss) on ordinary activities before taxation

                                                                           Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                              2002             2001              2000
                                                                        ----------------------------------------------------
                                                                                         ((euro) thousands)
The profit/(loss) on ordinary activities before taxation is stated after
Charging
        Directors' fees                                                           --                --               --
        Other directors emoluments                                               729               739              654
        Pensions - normal                                                         99               105               93
Auditors' remuneration                                                           599               400              316
Depreciation                                                                  23,531            24,416           22,248
Goodwill amortization                                                         14,108            13,681           12,440
Pension amortization                                                             169               169               --
Operating leases -  Premises                                                   1,380             2,112            1,520
Operating leases -  Other                                                      1,329             1,410            1,676
                                                                        ====================================================

                            CLONDALKIN INDUSTRIES PLC

7. Employees and remuneration

                                                                           Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                              2002             2001              2000
                                                                        ----------------------------------------------------
                                                                                         ((euro) thousands)
Wages and salaries                                                           144,749           144,773          128,960
Social welfare costs and other taxes                                          17,925            18,717           16,984
Pension costs                                                                  4,760             4,795            4,551
                                                                        ----------------------------------------------------
                                                                             167,434           168,285          150,495
                                                                        ====================================================
Average number of employees during the period                                  4,047             3,989            3,787
                                                                        ====================================================

8. Taxation on profit (loss) on ordinary activities

                                                                                              Restated          Restated
                                                                           Year ended        Year ended        Year ended
                                                                          December 31,      December 31,      December 31,
                                                                              2002             2001              2000
                                                                       -----------------------------------------------------
                                                                                          ((euro)thousands)
Taxation on the profit (loss) from ordinary activities comprises
Irish
   Corporation taxation                                                         --               100               155
Non - Irish
   Corporation taxation                                                      8,412             2,658               947
Deferred taxation                                                             (394)             (756)              837
                                                                      ------------------------------------------------------
                                                                             8,018             2,002             1,939
                                                                      ======================================================

The adoption of FRS 19 has resulted in an additional deferred taxation credit of
(euro)815,000 being booked in the year ended December 31 2001 and an additional charge of (euro)1,481,000 being booked in the year ended December 31, 2000.

The standard rates of Corporation Tax are 16% (2001: 20%, 2000: 24%) for trading profits and 25% for investment income in the Republic of Ireland. The charge for tax is higher than the standard rates due to higher tax rates on foreign earnings and provision for certain expenses not deductible for tax purposes.

                            CLONDALKIN INDUSTRIES PLC

8. Taxation on profit (loss) on ordinary activities - continued

                                                                                                  Restated        Restated
                                                                               Year ended       Year ended      Year ended
                                                                               December 31,    December 31,    December 31,
                                                                                  2002              2001             2000
                                                                              ----------------------------------------------
                                                                                             ((euro) thousands)
Profit (loss) on ordinary activities before tax                                     9,865          (6,150)          (8,139)
                                                                              ==============================================
Profit (loss) on ordinary activities multiplied by standard rate of
 corporation tax in Ireland of 16% (2001: 20%, 2000: 24%)                           1,578          (1,230)          (1,953)

Factors affecting charge:
Expenses not deducted for tax purposes
     (primarily goodwill amortisation)                                              2,258           2,770            3,096

Capital allowances for period in excess of depreciation                              (392)           (883)            (351)

Other timing differences                                                              286             954               96
Higher tax rates on overseas earnings
                                                                                    4,682           1,525              393
Adjustment to tax charge in respect of previous periods
                                                                                       --            (378)            (179)
                                                                              ----------------------------------------------
Current tax charge for period                                                       8,412           2,758            1,102
                                                                              ==============================================

9. Earnings (loss) per share

                                                                                                Restated          Restated
                                                                           Year ended         Year ended        Year ended
                                                                           December 31,      December 31,      December 31,
                                                                              2002                2001               2000
                                                                          --------------------------------------------------
                                                                                           ((euro) thousands)
Profit (loss) on ordinary activities after taxation                             1,847            (8,152)           (10,078)
                                                                          --------------------------------------------------
Weighted average number of shares in issue (thousands)                           38.1              38.1               38.1
                                                                          --------------------------------------------------
Earnings (loss) per share (in(euro)'s and c's)                            (euro)48.48     ((euro)213.99)     ((euro)264.55)
                                                                          ==================================================
Diluted earnings (loss) per share (in(euro)'s and c's)                    (euro)48.48     ((euro)213.99)     ((euro)264.55)
                                                                          ==================================================

10.   Intangible Assets

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Goodwill
Cost
At January 1                                                                                 283,765            248,759
Subsidiaries acquired                                                                         (2,465)            31,173
Foreign currency translation                                                                 (10,556)             3,833
                                                                                        ------------------------------------
At end of period                                                                             270,744            283,765
                                                                                        ====================================

                            CLONDALKIN INDUSTRIES PLC

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Amortization
At January 1                                                                                (28,043)             14,164
Charge for period                                                                           (14,108)             13,681
Foreign currency translation                                                                  1,406                 198
                                                                                        ------------------------------------
At end of period                                                                            (40,745)             28,043
                                                                                        ====================================
Net book amount
At end of period                                                                            229,999             255,722
                                                                                        ====================================

11. Tangible assets

                                                       Land and         Plant and        Fixtures and
                                                      Buildings         Machinery          Fittings            Total
                                                 ---------------------------------------------------------------------------
                                                                            ((euro) thousands)

Cost
At December 31, 2000                                     87,126            121,081             6,391            214,598
Foreign currency translation                              2,905              1,369                11              4,285
Assets acquired                                             561             14,357               712             15,630
Additions                                                   285             18,515               638             19,438
Disposals                                                   (19)            (3,525)             (113)            (3,657)
                                                 ---------------------------------------------------------------------------
At December 31, 2001                                     90,858            151,797             7,639            250,294
Foreign currency translation                             (4,846)            (6,491)             (201)           (11,538)
Assets acquired                                           1,859              5,781                --              7,640
Additions                                                 1,763             14,660             1,589             18,012
Disposals                                                  (545)            (3,421)             (955)            (4,921)
                                                 ---------------------------------------------------------------------------
At December 31, 2002                                     89,089            162,326             8,072            259,487
                                                 ===========================================================================

Accumulated depreciation
At December 31, 2000                                      1,904             21,464             1,579             24,947
Foreign currency translation                                 42                409                29                480
Charge for period                                         2,603             20,388             1,425             24,416
Disposals                                                   (19)            (2,513)             (171)            (2,703)
                                                 ---------------------------------------------------------------------------
At December 31, 2001                                      4,530             39,748             2,862             47,140
Foreign currency translation                               (248)            (2,088)              (93)            (2,429)
Charge for period                                         1,658             20,331             1,542             23,531
Disposals                                                  (521)            (2,638)             (906)            (4,065)
                                                 ---------------------------------------------------------------------------
At December 31, 2002                                      5,419             55,353             3,405             64,177
                                                 ===========================================================================

Net book amount
At December 31, 2001                                     86,328            112,049             4,777            203,154
                                                 ===========================================================================
At December 31, 2002                                     83,670            106,973             4,667            195,310
                                                 ===========================================================================

12. Financial assets

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Shares in unlisted company at cost                                                            1,888              1,888
                                                                                        ====================================

The shares in unlisted company represent a 16.3% (2001: 16.3%) equity holding in Kelvinside Group Limited on a fully diluted basis. Management has assessed, based on historical and projected financial results, that the value of this investment is realizable.

                            CLONDALKIN INDUSTRIES PLC

13. Assets held for disposal

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Cost
At January 1                                                                                  6,350               6,350
Disposals                                                                                    (6,350)                 --
                                                                                        -----------------   ----------------
At December 31                                                                                   --               6,350
                                                                                        =================   ================

14. Stocks

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Raw materials                                                                                23,195              23,794
Work in progress                                                                             10,644              12,850
Finished goods                                                                               36,401              35,909
                                                                                        -----------------   ----------------
                                                                                             70,240              72,553
                                                                                        =================   ================

The replacement cost of stocks does not differ significantly from the balance sheet amounts.

15. Debtors

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Amounts falling due within one year
Trade debtors                                                                                84,086              94,485
Prepayments and accrued income                                                               12,760               8,317
                                                                                        -----------------   ----------------
                                                                                             96,846             102,802
                                                                                        -----------------   ----------------
Amounts falling due after more than one year
Pension surplus
At January 1                                                                                  1,831               2,000
Amortized                                                                                      (169)               (169)
                                                                                        -----------------   ----------------
At December 31                                                                                1,662               1,831
                                                                                        -----------------   ----------------

                                                                                        -----------------   ----------------
                                                                                             98,508             104,633
                                                                                        =================   ================

Trade debtors are stated after deduction of provisions for bad and doubtful debts of(euro)2,212,000 (2001:(euro)2,395,000).

                            CLONDALKIN INDUSTRIES PLC

16. Creditors - amounts falling due within one year

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Bank loans and overdrafts                                                                     21,720             22,980
Trade creditors and accruals                                                                 116,406            119,910
Taxation creditors (Note 17)                                                                  15,942              9,691
Interest due on bank loans                                                                     6,965              7,387
Deferred acquisition consideration                                                                --                609
                                                                                        -----------------   ----------------
                                                                                             161,033            160,577
                                                                                        =================   ================

17. Taxation creditors

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Corporation tax                                                                                7,988              1,964
Income tax deducted under PAYE (Irish)                                                           128                142
Pay related social insurance (Irish)                                                             135                153
Social security and other taxes                                                                3,786              2,842
Value added and sales taxes                                                                    3,905              4,590
                                                                                        -----------------   ----------------
                                                                                              15,942              9,691
                                                                                        =================   ================

17. Creditors (amounts falling due after more than one year)

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Long term debt (Note 19)                                                                     443,666            513,303
Interest due on loans from parent company                                                     42,413             26,506
                                                                                        -----------------   ----------------
                                                                                             486,079            539,809
Finance costs, net of amortization                                                            (4,381)            (4,978)
                                                                                        -----------------   ----------------
                                                                                             481,698            534,831
                                                                                        =================   ================

18. Long term debt

                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Bank and other loans                                                                         184,333            253,970
Senior notes                                                                                 125,000            125,000
Shareholders' loans                                                                          134,333            134,333
                                                                                        -----------------   ----------------
                                                                                             443,666            513,303
                                                                                        =================   ================

                            CLONDALKIN INDUSTRIES PLC

19.   Long term debt

Bank and other loans

                                                                                           December 31,      December 31,
The bank and other loans due after more than one year mature as follows:                      2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
Between one and two years                                                                     25,628             26,314
Between two and three years                                                                   27,796             31,058
Between three and four years                                                                  28,675             33,711
Between four and five years                                                                   61,539             34,711
Thereafter
   By installment                                                                             30,206            115,694
   Other than by installment                                                                  10,489             12,482
                                                                                        -----------------   ----------------
                                                                                             184,333            253,970
                                                                                        =================   ================

Bank and other loans due after more than one year from December 31, 2002 were
(euro)184,333,000 (2001; (euro)253,970,000). These include term loans of
(euro)173,844,000 drawn under the senior credit facility agreement and
(euro)10,489,000 due under Industrial Development Revenue Bonds, secured by letters of credit issued under the senior credit facility agreement. The term loans were drawn in U.S. dollars, sterling pounds, Swiss francs and Euro to align the Group's total long term debt service requirements with approximate annual cash flows by currency denomination.

The total borrowings available under the term loan facilities have been fully drawn down. Interest is payable on the bank debt at a margin of between 1.5% and 3% above the inter-bank offer rates appropriate to the currency of draw down.

At year end, the Industrial Development Revenue Bonds carried interest at 1.75% as to (euro)5,721,000 of the outstanding debt and 1.56% on the remainder.

In addition to the term loan facilities, revolving credit facilities up to
(euro)35,000,000 may be utilized in connection with short period borrowings of one, three and six months and for letters of credit and lender guarantees and other working capital and foreign exchange requirements. At year end, nothing was drawn under this facility except to cover outstanding foreign exchange contracts and letters of credit.

The Group has provided a combination of first priority fixed and floating charges over most of its tangible and intangible assets as collateral for the bank loans, including the revolving credit facilities. Where such charges were not attached to assets, alternative security enforcement rights such as share pledges have been given. In addition, the security agent for the bank syndicate holds an A ordinary share in Edgemead. This share entitles the agent to withhold consent to proceed with an insolvency procedure for a specified standstill period of 179 days. The senior credit facility agreement also prescribes operating and financial covenants. These include requirements to maintain minimum ratios of earnings to interest charges, cash flow to total debt service requirements, maximum indebtedness conditions and capital expenditure maintenance.

Mezzanine finance replaced with 10.625% senior notes on January 28, 2000

On January 28 2000, (euro)120,000,000 drawn under the mezzanine facility was replaced by the (euro)125,000,000 10.625% fixed interest senior notes due January 2010. The maturity may be accelerated at the option of the note holders in certain limited circumstances, such as change of control of Clondalkin Industries. The annual interest charge on the senior notes is payable in two installments in January and July each year. The senior notes are unsecured obligations of Clondalkin Industries, the issuer. Edgemead has guaranteed the senior notes. The guarantee is a general obligation that becomes due 179 days after a payment default or earlier in limited circumstances and is subordinated to the rights of the lenders under the senior credit facility agreement. The guarantee ranks equally with or senior to any other current or future subordinated indebtedness of Edgemead. Additionally, under the terms of the senior note indenture agreement, the Group has entered into various covenants, which place restrictions on the incurrence of additional indebtedness and dividend and other shareholder payments and liens.

                            CLONDALKIN INDUSTRIES PLC

Shareholders' loans


The shareholders' loans, which mature in 2010, are subordinated to the prior rights of the bank debt and the senior notes and do not qualify for repayment until the bank debt is repaid and while the senior notes are unpaid, significant restrictions on repayment are also applied. The shareholder loan notes carry a coupon interest rate of 10%, payable as to 5%, subject to various restrictions under the senior credit facility and senior note indenture agreements. Interest accrued in the year ended December 31, 2002 and in earlier periods is not payable. Interest not paid is compounded with the principal amount outstanding each year.

20. Derivatives and financial instruments

The principal financial instruments used to fund the operations comprise bank loans, senior notes, shareholders' loans and cash. Other financial instruments such as trade debtors, trade creditors, accruals and provisions also arise from the Group's operations.

The Group does not trade in financial instruments.

The Group enters into forward exchange contracts to hedge against exposures associated with operating activities denominated in currencies other than functional currencies. At December 31 2002, the Group had forward exchange contracts to exchange the currency equivalent of (euro)8,821,000 (2000:
(euro)20,204,000).

The other main risk arising from the Group's financial instruments is interest rate risk. The Group manages its interest maturities by entering into roll-over periods from three to ten months. In prior years the Group also entered into interest rate swaps to hedge part of its interest rate risk.

Interest rate and currency profile

The interest rate and currency profile on the Group's principal financial instruments (excluding short term debtors and creditors) at December 31 2002 and 2001 were as follows:

                                                    Euro        U.S. Dollar         Sterling         Other           Total
                                              ----------------------------------------------------------------------------------
December 31, 2002                                                             ((euro) thousands)
Senior notes                                       125,000              --              --              --          125,000
Weighted average fixed debt interest rates          10.625%                                                          10.625%
Weighted average fixed debt period - years               7                                                                7
Shareholders' loans                                134,333              --              --              --          134,333
Weighted average fixed debt interest rates              10%                                                              10%
Weighted average fixed debt period - years               7                                                                7
Variable rate debt
Bank and other loans                                63,116          89,670          40,661          12,605          206,052
                                              ----------------------------------------------------------------------------------
Total borrowings                                   322,449          89,670          40,661          12,605          465,385
Bank and cash balances - floating rates             28,381           6,518           4,789           2,947           42,635
                                              ----------------------------------------------------------------------------------
Net debt by major currency                         294,068          83,152          35,872           9,658          422,750
                                              ==================================================================================

                            CLONDALKIN INDUSTRIES PLC

                                                    Euro        U.S. Dollar         Sterling         Other           Total
                                              ----------------------------------------------------------------------------------
December 31, 2002                                                             ((euro) thousands)
Fixed rate debt
Bank and other loans                                77,668         112,381          57,958          16,461          264,468
Weighted average fixed debt interest rates            6.20%           7.75%           8.25%           4.49%            7.22%
Weighted average fixed debt period - years            1.09             1.0            0.87            1.04             0.98
Senior notes                                       125,000              --              --              --          125,000
Weighted average fixed debt interest rates          10.625%             --              --              --           10.625%
Weighted average fixed debt period - years               8              --              --              --                8
Shareholders' loans                                134,333              --              --              --          134,333
Weighted average fixed debt interest rates              10%             --              --              --               10%
Weighted average fixed debt period - years               8              --              --              --                8
Variable rate debt
Bank and other loans                                    --          12,482              --              --           12,482
                                              ----------------------------------------------------------------------------------
Total Borrowings                                   337,001         124,863          57,958          16,461          536,283
Bank and cash balances - floating rates            (21,259)        (13,062)         (8,616)         (3,549)         (46,486)
                                              ----------------------------------------------------------------------------------
Net debt by major currency                         315,742         111,801          49,342          12,912          489,797
                                              ==================================================================================

The Group's long term financial liabilities, comprising interest due on shareholders' loans are payable in Euro. The fixed interest rates listed above for bank and other loans reflect the swap of the variable interest rate on this debt for fixed interest rate.

Fair value of financial assets and financial liabilities

The book values and estimated fair values of the financial assets and financial liabilities at December 31, 2002 and 2001 are summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition nor do they indicate the Company's intent or ability to dispose of such financial instruments:

                                                                      December 31, 2002              December 31, 2001
                                                                   Carrying          Fair           Carrying          Fair
                                                                    Amount          Value            Amount          Value
                                                               ---------------------------------------------------------------
                                                                                       ((euro) thousands)
Assets
Bank and cash balances                                              42,635          42,635          46,486           46,486
Accounts receivable and prepayments                                 98,508          98,508         102,802          102,802
Liabilities
Bank loans and overdrafts                                               --              --              --               --
Accounts payable and accrued liabilities                           117,508         117,508         164,103          164,103
Long term debt and Shareholder loans' (including current           422,752         432,752         536,283          546,283
maturities) Off-balance sheet instruments
Forward exchange contracts                                              --             221              --             (326)
Interest rate swaps                                                     --              --              --           (1,375)

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

Bank and cash balances, accounts receivable, accounts payable and accrued liabilities and short term borrowings: The carrying amount reported in the balance sheet approximates fair value due to the short maturity of these instruments.

Long-term debt and shareholders' loans: The carrying amount of variable rate debt reported in the balance sheet approximates fair value. The fair value of the senior notes is their market value which is (euro)135 million compared to its carrying value which is (euro)125 million. The interest rate on long term debt, including current maturities of long term debt varies between 1.25% and 3% above inter bank offer rates, on senior notes the interest rate is 10.625% (2001: 10.625%), and on shareholders' loans the interest rate is 10% (2001:
10%).

                            CLONDALKIN INDUSTRIES PLC

Forward exchange contracts and interest rate swaps: The fair value of these instruments is based on the estimated replacement cost of equivalent instruments at the balance sheet date. The recognition of the unrealized gains/(losses) on the forward exchange contracts and interest rate swaps in the profit and loss account in future periods is dependent on future exchange rates and interest rates which cannot be determined.

21. Provision for liabilities and charges - deferred taxation

                                                                                                               Restated
                                                                                           December 31,      December 31,
                                                                                              2002               2001
                                                                                        ------------------------------------
                                                                                                ((euro) thousands)
All in respect of accelerated capital allowances
At January 1                                                                                  11,867             11,315
Prior year adjustment FRS 19                                                                   1,978              2,793
                                                                                        -----------------   ----------------
At January 1 as restated                                                                      13,845             14,108
Acquired on acquisition                                                                           --                150
Foreign currency translation                                                                    (718)               343
Released to profit for the period                                                               (394)              (756)
                                                                                        -----------------   ----------------
At December 31                                                                                12,733             13,845
                                                                                        =================   ================

The adoption of FRS 19 has resulted in deferred tax assets and liabilities being provided for in full.

The Group does not provide for deferred taxation on the fair value revaluation of land and buildings acquired in a business combination except where there is an intention to dispose of these assets. The amount of deferred tax that would arise on such revaluations if they were all realized would be (euro)8,044,000 (2001: (euro)8,350,000).


22. Called up share capital

                                                         Ordinary shares of (euro)1 each       Ordinary shares of (euro)1each
                                                                     2002                                  2001
                                                       -----------------------------------------------------------------------
                                                              Number             Value            Number             Value
                                                            (thousands)    ((euro) thousands)   (thousands)    ((euro) thousands)
Authorized
At December 31                                                   100             100               100                100
                                                       =======================================================================
Issued
At January 1                                                      38              38                38                 38
Issued                                                            --              --                --                 --
                                                       -----------------------------------------------------------------------
At December 31                                                    38              38                38                 38
                                                       =======================================================================

On November 15, 1999, 38,093 ordinary shares of (euro)1.00 each were issued for cash at par with 25% of the nominal value of each share paid up.

23. Currency translation reserve

                                                                                       December 31,          December 31,
                                                                                         2002                     2001
                                                                                  --------------------------------------------
                                                                                                 ((euro) thousands)
At January 1                                                                              401                          99
Currency translation adjustments                                                        (332)                         302
                                                                                      ------                        -----
At December 31                                                                            69                          401
                                                                                      ======                        =====




                            CLONDALKIN INDUSTRIES PLC

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

24. Cash flow from operating activities


                                                                            Year ended       Year ended       Year ended
                                                                           December 31,     December 31,     December 31,
                                                                               2002             2001             2000
                                                                         ---------------------------------------------------
                                                                                           ((euro) thousands)
Operating profit                                                               55,992           43,444           38,070
Depreciation                                                                   23,531           24,416           22,248
Goodwill amortization                                                          14,108           13,681           12,440
Pension amortization                                                              169              169               --
Profit on disposal of tangible assets                                            (922)            (813)          (2,103)

Decrease in stocks                                                              1,067            2,414            3,801
Decrease in debtors                                                             2,388            2,450            2,646
(Decrease) increase in creditors                                               (4,235)          (3,366)           2,543
                                                                         ---------------------------------------------------
                                                                               92,098           82,395           79,645
                                                                         ===================================================


25.   Subsidiaries acquired

On December 19, 2002, the Group acquired the business and assets of Spiralkote, a flexible packaging company located in Orlando, Florida in the United States for consideration of (euro)2.1 million which was paid from the Group's cash resources.

On April 6, 2001 the Company's wholly owned subsidiary, Clondalkin Holdings BV, acquired 100% of the issued share capital of Frievaart Holding BV, the holding company of European Packaging Holding businesses ("the EPH companies") for consideration of (euro)47.5 million.

The consideration payable was financed as to (euro)20 million with an intercompany loan advanced by the parent, Clondalkin Group Holdings Limited, to Edgemead Limited, funded by newly issued subordinated shareholders' loans due July 2010. The intercompany loan carries a coupon interest rate of 10% per annum, which is non-cash payable and therefore is accrued for on a cumulative basis every year. The balance of the consideration payable was funded by additional bank debt of (euro)30 million drawn by Edgemead under the senior credit facility agreement and is repayable over seven years, maturing December 2007. The intercompany loan advanced to Edgemead is subordinate to the senior notes due January 2010, with respect to interest and principal payments. The intercompany loan and bank debt is Euro denominated.

                                                                          Year ended       Year ended        Year ended
                                                                         December 31,     December 31,       December 31,
                                                                             2002             2001               2000
                                                                        ----------------------------------------------------
                                                                                           ((euro) thousands)

Tangible assets                                                               7,640           15,630                 --
Stocks                                                                        1,231           11,430                 --
Debtors                                                                       1,926           10,439                 --
Creditors                                                                    (6,278)         (19,419)                --
Provisions for liabilities and charges - deferred taxation                       --             (150)                --
                                                                        ----------------------------------------------------
                                                                              4,519           17,930                 --
(Discount on acquisition) Goodwill on acquisition                            (2,465)          31,173                 --
                                                                        ----------------------------------------------------
                                                                              2,054           49,103                 --
                                                                        ====================================================
Satisfied by
Consideration and expenses paid                                               2,054           48,836                 --
Amounts due                                                                      --              267                 --
                                                                        ----------------------------------------------------
                                                                              2,054           49,103                 --
                                                                        ====================================================

                            CLONDALKIN INDUSTRIES PLC

25.   Subsidiaries acquired - continued

Year ended December 31, 2002

                                                                                              Accounting
                                                            Book Value        Fair Value        Policy         Fair value
                                                             Acquired        adjustments       Alignments       acquired
                                                         ----------------------------------------------------------------------
                                                                                     ((euro) thousands)
The fair values attributed to the business were as follows
Tangible fixed assets                                                -            7,640               --         7,640
Stocks                                                           1,469            (238)               --         1,231
Debtors                                                          2,198            (272)               --         1,926
Creditors                                                       (4,131)          (2,147)              --        (6,278)
                                                         ----------------------------------------------------------------------
                                                                 (464)            4,983               --         4,519
                                                         ----------------------------------------------------
Discount on acquisition                                                                                         (2,465)
                                                                                                               -------
                                                                                                                 2,054
                                                                                                               =======
Satisfied by
Consideration paid
                                                                                                                 2,054
                                                                                                               =======

Year ended December 31, 2001

                                                                                                Accounting
                                                            Book Value        Fair Value         Policy         Fair value
                                                             Acquired        adjustments        Alignments       acquired
                                                         ----------------------------------------------------------------------
                                                                                     ((euro) thousands)
The fair values attributed to the business were as follows

Tangible fixed assets                                           18,533            (102)          (2,801)            15,630
Stocks                                                          11,793            (136)            (227)            11,430
Debtors                                                         10,666              --             (227)            10,439
Creditors                                                      (17,082)         (2,337)              --            (19,419)
Provision for liabilities and charges - deferred
   taxation                                                       (150)             --               --               (150)
                                                         ----------------------------------------------------------------------
                                                                23,760          (2,575)          (3,255)            17,930
                                                         ----------------------------------------------------
Goodwill                                                                                                            31,173
                                                                                                                   -------
                                                                                                                    49,103
                                                                                                                   =======
Satisfied by
                                                                                                                   -------
Consideration and expenses paid (including expenses payable of(euro)267,000)                                        49,103
                                                                                                                   =======


26. Movement in net debt

                                                                           Year ended        Year ended       Year ended
                                                                           December 31,      December 31,     December 31,
                                                                               2002             2001             2000
                                                                        ----------------------------------------------------
                                                                                           ((euro) thousands)

(Decrease) increase in cash                                                    (1,124)          (4,296)             514
Decrease (increase) in loans                                                    47,569          (2,206)          36,310
Increase in senior notes                                                           --               --         (125,000)
Decrease in mezzanine finance                                                      --               --          120,000
Foreign currency translation                                                    20,533          (8,187)          (9,369)
                                                                        ----------------------------------------------------
                                                                                66,978         (14,689)          22,455
Net debt at beginning of period                                               (355,464)       (340,775)        (363,230)
                                                                        ----------------------------------------------------
Net debt at end of period                                                     (288,486)       (355,464)        (340,775)
                                                                        ====================================================


                            CLONDALKIN INDUSTRIES PLC

27. Analysis of changes in net debt

                                                           January 1,                          Exchange       December 31,
                                                              2002          Cash flows         Movement           2002
                                                       ---------------------------------------------------------------------
                                                                                  ((euro) thousands)

Cash balances and call deposits                               46,486            (1,124)          (2,795)           42,567
Loans due within one year                                    (22,980)             (125)           1,385           (21,720)
Loans due after one year                                    (378,970)           47,694           21,943          (309,333)
                                                       ---------------------------------------------------------------------
Net debt                                                   (355,464)            46,445           20,553          (288,486)
                                                       =====================================================================

                                                          January 1,                           Exchange       December 31,
                                                             2001             Cash flows       Movement           2001
                                                       ---------------------------------------------------------------------
                                                                                  ((euro) thousands)

Cash balances and call deposits                               49,889            (4,296)             893            46,486
Loans due within one year                                    (18,674)           (3,883)            (423)          (22,980)
Loans due after one year                                    (371,990)            1,677           (8,657)         (378,970)
                                                       ---------------------------------------------------------------------
Net debt                                                    (340,775)           (6,502)          (8,187)         (355,464)
                                                       =====================================================================

                                                           January 1,                          Exchange       December 31,
                                                             2000             Cash flows       Movement           2000
                                                       ---------------------------------------------------------------------
                                                                                  ((euro) thousands)

Cash balances and call deposits                               48,720               514              655            49,889
Loans due within one year                                    (26,149)            7,636             (161)          (18,674)
Loans due after one year                                    (385,801)           23,674           (9,863)         (371,990)
                                                       ---------------------------------------------------------------------
Net debt                                                    (363,230)           31,824           (9,369)         (340,775)
                                                       =====================================================================



The directors consider cash deposits with maturities of less than one year to be liquid resources.

28.   Capital expenditure commitments
At the year end the following capital expenditure commitments authorized by the board of directors have not been provided in the financial statements:

                                                                                   December 31,               December 31,
                                                                                       2002                       2001
                                                                                   --------------------------------------
                                                                                                 ((euro) thousands)
Contracted for                                                                         4,818                     1,483
Not contracted for                                                                     4,260                     2,020
                                                                                    --------                   -------
                                                                                       9,078                     3,503
                                                                                    ========                   =======


29.   Leasing commitments

At December 31 2002, the Group had annual commitments under non-cancelable operating leases which expire as follows:

                                                                                     Premises                  Equipment
                                                                                   --------------------------------------
                                                                                                 ((euro)thousands)
Within one year                                                                           242                         395
One to five years                                                                       1,330                         363
Over five years                                                                           747                          47
                                                                                     --------                       -----
                                                                                        2,555                         805
                                                                                     ========                       =====

                            CLONDALKIN INDUSTRIES PLC

30.   Post Balance Sheet Events

There have been no significant post balance sheet events.

31.   Controlling Parties

The controlling party of the company is Clondalkin Group Holdings Limited, a company registered in the Republic of Ireland. Copies of the consolidated financial statements of Clondalkin Group Holdings Limited will be available from the Companies' Registration Office in Ireland.


32. Pensions

The Group companies contribute to pension benefit arrangements operated in accordance with the local conditions and practices in the jurisdictions in which the companies operate. These arrangements are administered in funded pension schemes held separately from, and managed independently of, the participating companies.

The most common type of pension scheme operated by the participating companies is the defined contribution type of scheme. In these schemes, the employer obligation is to pay agreed annual contributions. In addition, certain group companies based in the Netherlands, in accordance with common practice in that country, contribute to defined benefit schemes operated as part of broadly based industry schemes. In these industry schemes, there is no practical way to separate the pension benefit affairs of the operating companies' beneficiaries from the general membership of these schemes. These industry schemes therefore reflect features more normal to defined contribution schemes than defined benefit schemes. The annual contributions, expressed as a percentage of salary, both to the defined contribution schemes and the industry schemes have not varied significantly in recent years. The charge for the year in respect of the defined contribution schemes was (euro)3.0 million (2001: (euro)3.2m) and the contributions due at 31 December 2002 were (euro)368,000 (2001: (euro)393,000).

Defined benefit type schemes are also operated. In these schemes, the employer obligation is to provide benefits linked to employees' service years. Annual contributions to these schemes are based on advice from independent professional actuaries. Actuarial valuations have been carried out on all these schemes within the last three years, using the projected unit method to determine pension contributions. These valuations are reviewed annually. Qualified independent actuaries perform the actuarial valuations and the annual reviews. The most significant actuarial valuation assumptions are disclosed below. The actuarial value of the assets of these plans was sufficient to cover approximately 103% (2001: 120%) of the benefits that had accrued to members after allowing for expected future increases in salaries and wages and pensions. The charge for the year in respect of these defined benefit schemes was
(euro)1.6 million (2001: (euro)1.6 million) and the contributions prepaid at 31 December 2002 was (euro)184,000(2001: (euro) nil).

The additional disclosures required by FRS 17 - Retirement Benefits for the defined benefit schemes are set out below. The FRS 17 implementation requires additional disclosures in the year ended 31 December 2002. The current year implementation consists of disclosure requirements only in compliance with the requirements of the standard. The full implementation of FRS 17 in the year ended 31 December 2005 is expected to lead to prior period restatement and will impact on the profit and loss account charges and credits recorded.

The market value and expected long term rate of returns on the main assets held by the pension schemes at 31 December 2002, compared to the liability position at that date, were as follows:

                            CLONDALKIN INDUSTRIES PLC

32. Pensions - continued

                                                          Expected     Market value at        Expected     Market value at
                                                       long term rate    December 31,     long term rate    December 31,
                                                       of return 2002        2002          of return 2002      2001
                                                     -------------------------------------------------------------------
                                                               %         (euro)'000                 %        (euro)'000
Equities                                                    7.2%           36,652                7.1%         47,830
Fixed income and indexed linked investments                 4.6%           51,460                5.0%         54,805
Properties                                                  5.4%           17,504                5.4%         16,715
Cash and other                                              2.7%            9,782                3.4%          5,902
                                                                        ---------                           ---------
Total assets                                                              115,398                            125,252
Present value of scheme liabilities                                      (112,249)                          (104,230)
                                                                        ---------                           ---------
Surplus of assets over present value of liabilities                         3,149                             21,022
Surplus restriction                                                        (5,855)                           (16,579)
                                                                        ---------                           ---------
Net (deficit) surplus after restriction                                    (2,706)                             4,443
Related deferred tax asset (liability)                                        759                             (1,247)
                                                                        ---------                           ---------
Net pension (liability) asset                                              (1,947)                             3,196
                                                                        =========                           =========


The movements on the surplus of pension fund assets over the present value of liabilities in the year ended 31 December 2002 were as follows:

                                                                                            For the year
                                                                                               ending
                                                                                          December 31, 2002
                                                                                        -------------------
                                                                                              (euro)'000
Surplus of assets over present value of liabilities at January 1, 2002                          21,022
Movements in the year ended December 31, 2002
    Current service cost                                                                        (2,010)
    Contributions                                                                                1,557
    Past service costs                                                                             (12)
    Other finance income                                                                         1,903
Actuarial loss                                                                                 (19,311)
                                                                                          ------------
Surplus of assets over present value of liabilities at December 31, 2002                         3,149
                                                                                          ============

The experience gains and losses in the year ended December 31, 2002 were as follows:

                                                                                              For the year
                                                                                                ending
                                                                                           December 31, 2002
                                                                                          -------------------
                                                                                              (euro)'000
Shortfall between the actual and expected return on scheme assets                              (14,630)
     Shortfall expressed as percentage of scheme assets as at December 31, 2002                                      12.7%
Experience gain on pension scheme liabilities                                                    1,163
     Gain expressed as percentage of scheme liabilities as at December 31, 2002                                       1.0%
Loss arising from changes in the assumptions used to value liabilities                          (5,844)
     Loss expressed as percentage of scheme liabilities as at December 31, 2002                                       5.2%
                                                                                          ------------
Total actuarial loss                                                                           (19,311)              17.2%
                                                                                          ============

     Total actuarial loss expressed as percentage of scheme liabilities as at December 31, 2002 17.2%.

                            CLONDALKIN INDUSTRIES PLC

32. Pensions - continued

The major assumptions, weighted by reference to the pension scheme liabilities of the participating pension schemes, used by the actuary in presenting the above summary details were as follows:

                                                                        At December 31,            At December 31,
                                                                             2002                        2001
                                                                        ---------------            ---------------
Rate of increase in salaries                                                  2.6%                      2.5%
Rate of increase in pensions in payment                                       1.4%                      1.3%
Discount rate                                                                 5.1%                      5.3%
Inflation assumption                                                          1.8%                      1.8%


                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP


The consolidated financial statements are prepared in accordance with Irish GAAP, which differ in certain respects from U.S. GAAP. These differences relate to the following items and the necessary adjustments are shown in the following tables.

Goodwill

Goodwill under Irish GAAP is amortized over the estimated life (not to exceed twenty years).

Under U.S. GAAP goodwill is accounted for as follows:

Periods ending on or before December 31, 2001

For periods ending on or before December 31, 2001 goodwill was amortized on a straight-line basis over its useful economic life.

Goodwill recognized in respect of each significant business combination was amortized over a period of 20 years on a straight line basis, and was evaluated for impairment when events or changes in circumstances indicated, that in management's judgment, the carrying value of such assets may not be recoverable. Impairments of goodwill were recognized if expected undiscounted cash flows were not sufficient to recover the goodwill. If a material impairment was identified, goodwill was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated by the business, discounted using a rate commensurate with the risks involved.

Periods commencing January 1, 2002

Effective January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets" ("SFAS 142"). This statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. Going forward, the Group will carry out an annual impairment review of goodwill as of the December 31 anniversary date unless any events occur which trigger the need for an earlier impairment review.

The transitional provisions of SFAS 142 require disclosure of reported net income in all periods presented, exclusive of amortization expense recognized in those periods related to goodwill and the effects of other accounting changes pursuant to the adoption of SFAS 142. Those disclosures are set forth below, presented as a reconciliation from net income as stated.


                                                                      Year ended        Year ended       Year ended
                                                                    December 31,      December 31,     December 31,
                                                                            2002              2001             2000
                                                                 ---------------------------------------------------
                                                                                    (euro) thousands

Net income (loss) attributable to shareholders under U.S. GAAP            20,744          (11,884)          (8,524)
Effect on net income had SFS 142 been adopted for all periods
   presented                                                                  --           14,012           12,652
                                                                    ------------      -----------     ------------
Restated net income attributable to
Shareholders under U.S. GAAP                                              20,744            2,128            4,128
                                                                    ============      ===========     ============
Basic and diluted net income per share under U.S. GAAP              (euro)544.53      (euro)55.86     (euro)108.36
                                                                    ============      ===========     ============

                            CLONDALKIN INDUSTRIES PLC

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

33. Summary of significant differences between Irish and U.S. GAAP - continued

There is a difference between the amount recorded as goodwill for Irish GAAP and U.S. GAAP. Upon the original formation in 1999 there were certain items, described below, which resulted in a different goodwill balance under Irish GAAP and U.S. GAAP. Additionally, the acquisition of 2002 resulted in negative goodwill of (euro)2,465,000, which is reflected in the net goodwill balance for Irish GAAP and for U.S. GAAP has reduced tangible fixed assets. These differences have a direct impact on the amortization expense reflected for each period presented. The following amounts were recognized under U.S. GAAP at the date of the original formation: goodwill (euro)233,378,000, pensions surplus
(euro)13,267,000, deferred taxation (euro)23,938,000. The corresponding amounts recognized under Irish GAAP were: goodwill (euro)230,602,000, pension surplus
(euro)2,000,000 and deferred taxation (euro)7,270,000.

Pension costs

Under Irish GAAP, pension costs in respect of defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the pension benefits promised.

Under U.S. GAAP, pension costs are determined in accordance with SFAS 87 "Employers Accounting for Pensions" ("SFAS 87") and SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88").

Differences between the Irish GAAP and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets, the required use of projected benefit unit credit method for costing purposes under U.S.GAAP and a different method of amortizing surpluses or deficits.

Deferred taxation

Under Irish GAAP, deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.

Under U.S. GAAP, deferred tax liabilities relating to temporary timing differences are fully provided for and future benefits are recognized as deferred tax assets to the extent that their realization is more likely than not.

Under Irish GAAP, FRS 19 requires deferred tax to be provided on all liabilities. Deferred tax assets are recognized only to the extent that it is considered more likely than not there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted. In certain circumstances, where it is expected to take some time for tax losses to be relived, it may not be appropriate to recognize the deferred tax assets at all.

Under U.S.GAAP, deferred tax assets and liabilities are recognized for the estimated future consequences of events attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credits forward. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized. This may result in deferred tax assets being recognized for U.S GAAP purposes which do not comply with Irish GAAP criteria. There were no such items in the periods presented.

Under Irish GAAP, deferred tax is not provided on the revaluation of fixed assets. Under U.S. GAAP such a provision is made. The quantitative effect in the difference between the standards is (euro)8,044,000 (2001: (euro)8,350,000).

Under Irish GAAP, deferred tax is provided on the pension surpluses arising on acquisition of companies. Under U.S. GAAP, such a provision is not made. The quantitative effect in the difference between the standards is (euro)1,624,000 (2001: (euro)1,739,000).

Under Irish GAAP, deferred tax is based on tax rates and laws that have been enacted or substantively enacted. For U.S. GAAP, only tax rates and laws that have been enacted have been taken into account. This difference has not resulted in any material difference in 2002, 2001 and 2000.

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

Under Irish GAAP, passing certain criteria, the group may net deferred tax liabilities and assets and present a net balance in the balance sheet, within provisions for liabilities and charges. Additionally, under Irish GAAP the tax rate reconciliation is performed to the current tax charge for the year.

Under U.S. GAAP deferred taxes are classified between current and non-current, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction. Additionally, under U.S. GAAP the tax rate reconciliation is performed to the total tax charge for the year.


The Company has not provided any deferred taxes on the undistributed earnings of its foreign subsidiaries based upon its determination that such earnings will be indefinitely reinvested. As at December 31, 2002, the cumulative undistributed earnings of these subsidiaries were approximately (euro)302.5 million. If such earnings were not considered indefinitely reinvested, deferred Irish and foreign taxes would have been provided, after consideration of foreign tax credits. However, determination of the amount of deferred Irish and foreign taxes is not practical.

Finance costs

Under Irish GAAP the costs incurred in issuing debt instruments are required to be netted against the proceeds received from the debt instrument and amortized over the life of the debt. Thus the debt liability is shown net of finance costs in the balance sheet. Under U.S. GAAP the costs of issuing debt instruments are required to be capitalized as an intangible asset and amortized over the life of the debt. Thus the debt liability is shown gross of finance costs under U.S. GAAP.

Foreign currency translation

The consolidated profit and loss account for the years ended December 31 2000 and 2001 was prepared using year-end exchange rates when translating the income of subsidiaries, as permitted under Irish GAAP. The consolidated profit and loss account for the year ended December 31, 2002 has been prepared using the average exchange rate when translating the income of subsidiaries.

U.S. GAAP requires the use of average exchange rates. As a result of the change in accounting under Irish GAAP there is no longer a difference in this area.

Derivative instruments and hedging activities

SFAS No. 133, Accounting for Derivatives and Hedging Activities ("SFAS 133") became effective for the Company January 1, 2001 SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of derivatives in the balance sheet and the measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings, unless (i) the normal purchase or sale exception or (ii) hedge accounting is elected. The adoption of SFAS 133, effective January 1, 2001, resulted in other comprehensive income, net of tax, of (euro)312,000 being reported as the cumulative effect of adopting an accounting principle.

Accordingly, since adoption changes in the fair value of forward contracts and interest rate swaps are recorded each period in current earnings, as the forward contracts do not qualify as hedges under SFAS 133.

The Group does not have embedded derivatives that would require to be accounted separately in accordance with SFAS 133 for the periods presented in accordance with SFAS 133.

Formation Accounting

Upon the formation of the Group in 1999, there were certain amounts that were accounted for differently under U.S. GAAP and Irish GAAP. These items are as follows:

o Imputed interest

Under U.S. GAAP, interest is required to be imputed on the consideration outstanding from the date on which the offer for Clondalkin Group (Predecessor) by the Company became unconditional, and control passed, to the date on which the consideration was paid. A similar adjustment is not required under Irish GAAP.

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

Formation Accounting - continued

o  Inventory fair value

Under U.S. GAAP the fair values of inventories acquired in a business combination are calculated as the selling price less any future anticipated costs and a reasonable profit allowance for the selling effort of the acquiring company. Under Irish GAAP, the fair values of inventories are determined by the lower of replacement cost and net realizable value, which approximates the carrying value of inventories.

o  Carryover basis in leveraged buyout transactions

Under U.S. GAAP, EITF 88-16 "Basis in Leveraged Buyout Transactions" requires the carryover of management's investment in Clondalkin Group (Predecessor) in determining the value of the consideration paid by the Company and the corresponding reduction in the fair value of the net assets acquired. The application of such carryover basis results in a higher goodwill amount being recorded under U.S. GAAP than under Irish GAAP, which does not require application of this carryover basis.

Each of these items resulted in a difference in the amount of goodwill recorded under Irish GAAP and U.S. GAAP as a result of the acquisition. As noted above, these amounts are being amortized over time as a component of the goodwill adjustment.

Unpaid share capital

Under Irish GAAP called up share capital is recorded at full nominal value, including unpaid amounts. Under U.S. GAAP, called up share capital is recorded as the amount of proceeds received.

Exceptional items

Under Irish GAAP, exceptional items of income and expenditure are separately disclosed after operating profit on the face of the profit and loss account. Under U.S. GAAP, these items would be classified within operating income.

Assets held for disposal

Under Irish GAAP, assets classified as held for disposal under current assets representing primarily land, would not meet the criteria for such classifications under U.S. GAAP as set out in SAB100 "Restructuring and Impairment Changes". Under U.S. GAAP, such assets would be classified as fixed assets.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS. 143, "Accounting for Asset Retirement Obligations" (SFAS. 143). SFAS. 143 requires that the fair value of a liability for asset retirement obligations be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group has assessed the potential impact of the adoption of SFAS No. 143 and concluded that there is no impact.

In April 2002, the FASB issued SFAS. 145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections" (SFAS.
145). The principal change is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS. 4 will no longer be classified as such. The provisions of SFAS. 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Group plans to adopt SFAS. 145 for its fiscal year ending December 31, 2003.

In June 2002, the FASB issued SFAS. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS. 146), which addresses accounting and processing for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)" (Issue 94-3). SFAS 146 requires that a liability for a cost associated with an exit or disposal liability be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS. 146, fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Group is currently evaluating the impact on operations and cash flows of the adoption of SFAS 146.

                            CLONDALKIN INDUSTRIES PLC

In November 2002, the FASB issued Interpretation FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures

33. Summary of significant differences between Irish and U.S. GAAP - continued

New accounting pronouncements - continued

to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Group is assessing, but at this point does not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

In January 2003, the FASB issued FIN. 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Group is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

Additional U.S. GAAP disclosure information

The following is a summary of the significant adjustments that would be required to reconcile profit after taxation (net income) and shareholders' funds from Irish GAAP to U.S. GAAP:

Profit (loss) after taxation attributable to shareholders

                                                                                                   Restated       Restated
                                                                            Year ended           Year ended      Year ended
                                                                           December 31,          December 31,     December
                                                                                2002                 2001         31, 2000
                                                                         --------------------------------------------------
                                                                                           ((euro) thousands)
Profit (loss) after taxation attributable to shareholders under Irish
   GAAP (restated)                                                                1,847             (8,152)        (10,078)
U.S. GAAP adjustments
Goodwill amortization                                                            14,108               (331)           (212)
Pension costs                                                                       819               (418)            682
Deferred taxation                                                                 2,048             (1,558)            969
Foreign currency translation                                                        --                 276             115
Derivative instruments                                                            1,922             (1,701)             --
                                                                         --------------------------------------------------
Net income/(loss) attributable to shareholders under U.S.GAAP                    20,744            (11,884)         (8,524)
                                                                         ==================================================


Basic and diluted net income/(loss) per share under U.S. GAAP              (euro)544.53      ((euro)311.96)  ((euro)223.76)
                                                                         ==================================================


                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued Statement of comprehensive income

SFAS 130 "Reporting Comprehensive Income" ("SFAS 130") requires reporting and display of comprehensive income and its components.

Under U.S. GAAP, other comprehensive income for each period was as follows:

                                                                            Year ended         Year ended          Year ended
                                                                           December 31,       December 31,        December 31,
                                                                               2002               2001               2000
                                                                          ---------------------------------------------------
                                                                                           ((euro) thousands)
Net income/(loss) attributable to ordinary shareholders under U.S.GAAP          20,744          (11,884)            (8,524)
Foreign currency translation adjustment                                           (332)              26                (16)
Cumulative effect of adoption of SFAS 133                                           --              312                 --
Reclassification of gains and losses on derivative instruments                      --             (312)                --
                                                                          ----------------------------------------------------
Comprehensive /income/(loss) under U.S. GAAP                                    20,412          (11,858)            (8,540)
                                                                          ====================================================
Foreign currency translation adjustment
At January 1                                                                        42               16                 32
Arising during the year                                                           (332)              26                (16)
                                                                          ----------------------------------------------------
At December 31                                                                    (290)              42                 16
                                                                          ====================================================


Shareholders' deficiency

                                                                                    December 31,               December 31,
                                                                                        2002                      2001
                                                                                 ---------------------------------------------
                                                                                                ((euro) thousands)
Shareholders' funds under Irish GAAP (restated)                                        (16,952)                    (18,467)
U.S. GAAP adjustments
Goodwill - aggregate amortization                                                       13,467                        (641)
Pension costs                                                                            1,131                         312
Deferred taxation                                                                        2,771                         723
Derivative instruments                                                                     221                      (1,701)
Formation accounting                                                                    (5,844)                     (5,844)
                                                                                     ---------                   ---------
Shareholders' equity under U.S. GAAP                                                    (5,206)                    (25,618)
                                                                                     =========                   =========

Consolidated Statement of Changes in Shareholders' Deficiency in accordance with U.S. GAAP


                                                        Ordinary     Additional     Currency     Net (loss)        Total
                                                         shares        paid-in     translation                 shareholders'
                                                                       Capital       reserve                    deficiency
                                                      ------------------------------------------------------------------------
                                                                                   ((euro) thousands)
Balance at January 1, 2000                                   10            --            32        (5,262)         (5,220)
Net loss                                                     --            --            --        (8,524)         (8,524)
Foreign currency translation reserve                         --            --           (16)           --             (16)
                                                      ------------------------------------------------------------------------
Balance at December 31, 2000                                 10            --            16       (13,786)        (13,760)
Net loss                                                     --            --            --       (11,884)        (11,884)
Foreign currency translation reserve                         --            --            26            --              26
                                                      ------------------------------------------------------------------------
Balance at December 31, 2001                                 10            --            42       (25,670)        (25,618)
Net income                                                   --            --            --        20,744          20,744
Foreign currency translation reserve                         --            --          (332)           --            (332)
                                                      ------------------------------------------------------------------------
Balance at December 31, 2002                                 10                        (290)       (4,926)         (5,206)
                                                      ========================================================================


                            CLONDALKIN INDUSTRIES PLC

Diluted net income/(loss) per share in accordance with U.S. GAAP

                                                                                        Clondalkin Industries


                                                                           Year ended         Year ended         Year ended
                                                                          December 31,       December 31,       December 31,
                                                                              2002               2001               2000
                                                                        ----------------------------------------------------
                                                                              ((euro) thousands, except per share amounts)
Net income/(loss) attributable to ordinary shareholders under U.S.
GAAP - Numerator                                                             20,744            (11,884)            (8,524)
                                                                        =================================================

Weighted average outstanding ordinary shares (in thousands)
                                                                                 38                 38                 38
Effect of dilutive securities - share options                                    --                 --                 --
                                                                        -------------------------------------------------
Denominator                                                                      38                 38                 38
                                                                        -------------------------------------------------
Basic and diluted net income/(loss) per share                          (euro)544.53      ((euro)311.96)     ((euro)223.76)
                                                                        =================================================


Pension costs - Additional Information Required by SFAS 87 and SFAS 132 ("Employers' Disclosures about Pensions and Other Post-Retirement Benefits")

The components of pension expense in respect of defined benefit pension plans under SFAS 87 are estimated to be as follows:

                                                                           Year ended         Year ended         Year ended
                                                                          December 31,       December 31,       December 31,
                                                                              2002               2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)
Service cost                                                                  1,918              1,946              1,388
Interest cost                                                                 5,344              4,388              2,798
Expected return on assets                                                    10,705             (2,574)            (3,279)
Net amortization and deferral                                               (17,973)            (2,448)              (688)
                                                                            ---------------------------------------------
Net pension benefit/(cost)                                                       (6)             1,312                219
                                                                            =============================================

The principal defined benefit plans are in the Republic of Ireland and Continental Europe. The estimated funded status of these plans under SFAS 87, amended by SFAS 132, was as follows:

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

                                                                                             Year ended         Year ended
                                                                                            December 31,       December 31,
                                                                                                2002              2001
                                                                                            -------------------------------
                                                                                                     ((euro) thousands)
Change in benefit obligation
Benefit obligation at beginning of period                                                      100,871             64,214
Service cost                                                                                     1,918              1,946
Interest cost                                                                                    5,344              4,388
Plan participants' contributions                                                                   826                814
Actuarial gains                                                                                  6,906             (1,896)
Benefit paid                                                                                    (5,556)            (4,638)
Acquisitions                                                                                        --             35,120
Translation                                                                                        691                923
                                                                                               --------------------------
Benefit obligation at end of year                                                              111,000            100,871
                                                                                               ==========================
Change in plan assets
Fair value of plan assets at beginning of year                                                 123,653             77,238
Actual return on plan assets                                                                    (9,105)               383
Group contributions                                                                              4,792                741
Plan participants' contributions                                                                   826                814
Benefit paid                                                                                    (5,556)            (4,638)
Acquisitions                                                                                        --             48,080
Translation                                                                                        788              1,035
                                                                                               --------------------------
Fair value of plan assets at end of year                                                       115,398            123,653
                                                                                               ==========================
Funded status of plans                                                                           4,398             22,782
Unrecognized net actuarial loss                                                                 24,592              4,355
                                                                                               --------------------------
Prepaid benefit cost                                                                            28,990             27,137
                                                                                               ==========================

Weighted average assumptions as at December 31

                                                                                               --------------------------
                                                                                                  2002               2001
                                                                                               --------------------------
Discount rates                                                                                    5.1%               5.3%
Rates of increase in compensation                                                                 2.6%               2.6%
Rates of return on assets                                                                         5.5%               6.1%

The plan assets are invested primarily in equities and fixed income securities.

The Group also operates defined contribution plans in Ireland, Britain and the United States of America. The amounts charged to income for those plans was
(euro)3,203,000 in 2002, (euro)3,200,000 in 2001and (euro)2,813,000 in 2000.

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

Consolidated Statement of Cash Flows

The consolidated statement of cash f1ows prepared under Irish GAAP presents substantially the same information as that required under U.S. GAAP by SFAS 95 "Statement of Cash Flows". This standard differs, however, with regard to the classification of items within the statements and as regards the definition of cash. Under U.S. GAAP, cash would not include bank overdrafts. The movements on such overdrafts are required to be included in financing activities under SFAS
95. Under U.S. GAAP, cash and cash equivalents include short term investments with a maturity of three months or less at the date of acquisition. Under Irish GAAP, movements in short term investments are classified as management of liquid resources. Under Irish GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, equity dividends paid, management of liquid resources and financing. U.S. GAAP however, requires only three categories of cash f1ow activity to be reported; operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would be included as operating activities under U.S. GAAP. Cash f1ows from capital expenditure, financial investment and acquisitions and disposals would be included under investing activities under U.S. GAAP. The payment of dividends would be included as a financing activity under U.S. GAAP.

The categories of cash flow activity under U.S. GAAP can be summarized as follows:

                                                                         Year ended           Year ended         Year ended
                                                                        December 31,         December 31,       December 31,
                                                                            2002                 2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)

Cash inflow from operating activities                                       58,187              43,402             44,145
Cash (outflow) from investing activities                                   (11,742)            (68,298)           (10,354)
Cash (outflow)/inflow from financing activities                            (47,569)             20,600            (33,277)
Effect of foreign exchange rates on cash balances                           (2,795)                893                655
                                                                           ----------------------------------------------
                                                                            (3,919)             (3,403)             1,169
Cash and cash equivalents at beginning of period                            46,486              49,889             48,720
                                                                           ----------------------------------------------

Cash and cash equivalents at end of period                                  42,567              46,486             49,889
                                                                           ==============================================

Concentration of credit risk

Potential concentrations of credit risk to the Group consist principally of short-term cash investments and trade receivables. The Group deposits short-term cash surpluses with high credit quality banks and institutions, and, as a matter of policy, limits the amount of credit exposure to any one bank or institution in respect of short-term cash balances. Trade receivables comprise a large, widespread customer base across a range of market sectors and geographic locations. At December 31, 2002, the Group did not consider there to be any significant concentration of credit risk.

                            CLONDALKIN INDUSTRIES PLC

Income taxes

Deferred taxation - The significant components of deferred income tax assets and liabilities and their balance sheet classifications, at December 31, are as follows:

                                                                                     December 31,               December 31,
(Amounts stated in accordance with U.S. GAAP)                                           2002                        2001
                                                                                     ---------------------------------------
                                                                                                 ((euro) thousands)
Deferred tax liabilities
Excess of book value over taxation value of fixed assets                               23,222                       25,053
Other timing differences                                                                4,371                        3,380
                                                                                       ------                       ------
                                                                                       27,593                       28,433
Deferred tax assets
Other timing differences                                                               (5,204)                      (4,509)
                                                                                       ------                       ------
Net deferred tax liability under U.S. GAAP                                             22,389                       23,924
                                                                                       ======                       ======

Current                                                                                 1,199                        2,866
Non-Current                                                                            21,190                       21,058
                                                                                       ------                       ------
                                                                                       22,389                       23,924
                                                                                       ======                       ======

Components of income tax - The components of profit/(loss) before taxation, under Irish GAAP are as follows:

                                                                         Year ended           Year ended         Year ended
                                                                        December 31,         December 31,       December 31,
                                                                            2002                 2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)
Analysis of profit/(loss) before taxation

Republic of Ireland                                                        (6,718)             (9,716)            (7,898)
Overseas                                                                   16,583               3,566               (241)
                                                                           ---------------------------------------------
                                                                            9,865              (6,150)            (8,139)
                                                                           =============================================

                            CLONDALKIN INDUSTRIES PLC

Effective rate reconciliation (Irish GAAP basis) - The following table reconciles the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group obtained by computing the tax charge as a percentage of profit/(loss) before taxation.

                                                                         Year ended           Year ended         Year ended
                                                                        December 31,         December 31,       December 31,
                                                                            2002                 2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)
Irish corporation tax at standard rate                                     16.0%             (20.0%)             (24.0%)
Expenses not deductible for tax purposes (primarily goodwill
amortization)                                                              22.9%              45.0%               38.0%
Higher tax rates on overseas earnings                                      47.5%              24.8%                4.8%
Other                                                                      (5.1%)            (17.2%)               4.8%
                                                                          -----              -----                ----
                                                                           81.3%              32.6%               23.6%
                                                                          =====              =====                ====

Financial instruments with off-balance sheet risk

Forward exchange contracts

Because the Group transacts business in many different currencies, it is exposed to the risks of foreign currency exchange rate movements. To hedge this exposure the Group enters into forward foreign exchange contracts.

Under U.S. GAAP, the fair value of these contracts is recorded as assets or liabilities with changes in the fair value of effective hedges recorded in net income.

The table below summarizes by major currency the contractual amounts of the Group's forward contracts. Foreign currency notional amounts are reported in Euros translated at spot rates as at December 31, 2002 and 2001.

                                 Year ended            Year ended
                                 December 31,          December 31,
                                     2002                 2001
                                 ----------------------------------
                                           ((euro) thousands)
Euro                                5,577                11,721
Swedish Krone                       2,061                 4,304
U.S. dollars                          940                 2,378
Swiss francs                          157                 1,671
Other                                 307                   561
                                    ---------------------------
                                    9,042                20,635
                                    ===========================

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

Interest rate agreements

In order to manage interest rate risk the Group enters into interest rate swaps and fixed rate agreements to receive a fixed rate of interest over a portion of the Group's debt. The fair value of these contracts is recorded as assets or liabilities as appropriate with changes in the fair value recorded in interest payable. Net losses of (euro)1.8 million were recorded in the year ended December 31 2001.

The Group's interest rate swap and fixed rate agreements by major currency at December 31, 2001 were (there were no interest rate swaps outstanding as at December 31, 2002:)


                            Notional (i)                    Weighted
                              Amounts       Termination     average
                            (euro)'000         date      interest rate
                            --------------------------------------------

Euro                          77,668          2002-3          6.20%
U.S. dollars                 112,385          2002-3          7.75%
Pound sterling                57,958          2002-3          8.25%
Other                         16,461          2002-3          4.69%

(i) Notional amounts represent Euro equivalents translated at the spot rate as at December 31, 2001.


Analysis of creditors and accruals

The components of creditors and accruals that constitute 5% or more of the total can be analyzed as follows:

                                         December 31,      December 31,
                                            2002              2001
                                         ------------------------------
                                               (euro) thousands

Trade creditors                             87,015            90,192
Accrued payroll                             11,026            12,505
Other accrued expenses                      18,365            17,213
                                           -------           -------
                                           116,406           119,910
                                           =======           =======

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

Segmental Analysis - Information Required by SFAS 131

Note 3 of the notes to the consolidated financial statements has been prepared under Irish GAAP on a geographical analysis by origin and also by class of business as distinct from segment analysis by the way management makes decisions about the business. SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") defines operating segments as components of the enterprise whose operating results are regularly reviewed by the enterprise's Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance. The geographic information required by SFAS 131 is also presented below.

The Group is an international producer of flexible and specialist packaging products. The Group has identified the reportable segments as being flexible packaging and specialist packaging activities. Prior to 2002, the Group had identified the reportable segments as being flexible packaging, specialist packaging and printing. The change in analysis was prompted by expansion of the Group's specialist packaging activities and the reduction in printing activities. In 2001, the expansion in Specialist Packaging was propelled by the EPH specialist packaging businesses acquisition and by BBF's increasing emphasis on packaging manufacture in substitution for print manufacture. The segmental analyses provided below for the years ended December 31, 2001 and 2000 have been restated to comply with the 2002 format.

Set out below, are segmental analyses of sales, cost of sales, operating costs, reportable net income, segmental assets and capital expenditures. Segmental reportable net income as analyzed below is income before profit or loss on disposal of fixed assets, net interest payable, exceptional items, goodwill amortization and taxation. In the analysis of segmental assets, the assets in the `All Other' column below consist primarily of properties and cash balances held in Group holding companies. Similarly the costs in the "All other" column below consist primarily of costs relating to head office. This is reconciled in the reconciliation table below.

The accounting policies of the segments are the same as those described in note 2 "Accounting policies". Inter-segment sales are not material.

Year ended December 31, 2002

                                              Flexible      Specialist     Segments                   Consolidated
                                             Packaging      Packaging        Total       All Other       Total
                                             ---------------------------------------------------------------------
                                                                        ((euro) thousands)
Sales                                          473,892       236,566        710,458            --        710,458
Cost of sales                                 (378,882)     (186,435)      (565,317)           --       (565,317)
                                              ------------------------------------------------------------------
Gross profit                                    95,010        50.131        145,161            --        145,141
Operating costs                                (39,464)      (33,119)       (72,558)      (16,556)       (89,149)
Non operating costs                                 --            --             --       (46,127)       (46,127)
                                              ------------------------------------------------------------------
Segmental reportable net income                 55,546        17,012         72,558       (62,693)         9,865
                                              ==================================================================
Segment assets                                 232,898       135,900        368,798        39,715        408,513
                                              ==================================================================
Unallocated goodwill                                --            --             --            --        229,999
                                              ==================================================================
Capital expenditure                              9,883         7,672         17,555            --         17,555
                                              ==================================================================

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

Year ended December 31, 2001 (restated)

                                              Flexible      Specialist     Segments                   Consolidated
                                             Packaging      Packaging        Total       All Other       Total
                                             ---------------------------------------------------------------------
                                                                        ((euro) thousands)
Sales                                          463,771       247,045        710,816            --        710,816
Cost of sales                                  380,866       198,403        579,349            --        579,349
                                              ------------------------------------------------------------------
Gross profit                                    82,905        48,562        131,467            --        131,467
Operating costs                                 38,845        33,924         72,769        15,254         88,023
Non operating costs                                 --            --             --        49,594         49,594
                                              ------------------------------------------------------------------
Segmental reportable net income                 44,060        14,638         58,698       (64,848)        (6,150)
                                              ==================================================================
Segment assets                                 233,086       157,541        390,627        44,437        435,064
                                              ==================================================================
Unallocated goodwill                                --            --             --       255,722        255,722
                                              ==================================================================
Capital expenditure                             13,780         6,197         19,977            --         19,977
                                              ==================================================================


Year ended December 31, 2000 (restated)

                                              Flexible      Specialist     Segments                   Consolidated
                                             Packaging      Packaging        Total       All Other       Total
                                             ---------------------------------------------------------------------
                                                                        ((euro) thousands)
Sales                                          415,636       223,764        639,400            --        639,400
Cost of sales                                  346,295       176,176        522,471            --        522,471
                                              ------------------------------------------------------------------
Gross profit                                    69,341        47,588        116,929            --        116,929
Operating costs                                 33,386        32,477         65,863        12,996         78,859
Non operating costs                                 --            --             --        46,209         46,209
                                              ------------------------------------------------------------------
Segmental reportable net income                 35,955        15,111         51,066       (59,205)        (8,139)
                                              ==================================================================
Segment assets                                 210,855       144,838        355,693        49,924        405,617
                                              ==================================================================
Unallocated goodwill                                --            --             --       234,595        234,595
                                              ==================================================================
Capital expenditure                              7,623         3,431         11,054            --         11,054
                                              ==================================================================

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued


The reconciliation of segmental reportable net income to profit (loss) Year ended Year ended Year ended on ordinary activities before taxation is as follows:

                                                                         Year ended           Year ended         Year ended
                                                                        December 31,         December 31,       December 31,
                                                                            2002                 2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)
Segmental reportable net income                                             72,558              58,698             51,066
Unallocated central costs                                                   (3,380)             (2,386)            (2,659)
Profit on asset disposals                                                      922                 813              2,103
Goodwill amortization                                                      (14,108)            (13,681)           (12,440)
Interest expense, net                                                      (46,127)            (49,594)           (47,550)
Exceptional items, net                                                          --                  --              1,341
                                                                           ----------------------------------------------
Profit (loss) on ordinary activities before taxation                         9,865              (6,150)            (8,139)
                                                                           ==============================================

The distribution of net revenue by geographical area based on location of subsidiary operations was as follows:

                                                                         Year ended           Year ended         Year ended
                                                                        December 31,         December 31,       December 31,
                                                                            2002                 2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)
Country of domicile
   Republic of Ireland                                                      46,082              51,383             53,720
Foreign countries
   United Kingdom                                                          124,289             124,210            117,269
   United States                                                           150,585             169,679            158,669
   The Netherlands                                                         284,737             263,729            215,233
   Other                                                                   104,765             101,815             94,509
                                                                           ----------------------------------------------
Total revenues                                                             710,458             710,816            639,400
                                                                           ==============================================


The distribution of long lived assets by geographical area based on location of subsidiary operations was as follows:

                                         December 31,      December 31,
                                             2002              2001
                                         ------------------------------
                                                 ((euro) thousands)
Country of domicile
   Republic of Ireland                       49,749            49,035
Foreign countries
  United Kingdom                             55,762            57,846
  United States of America                   84,967            96,589
  The Netherlands                           185,097           183,022
  Germany                                    56,265            57,990
  Other                                       9,984            16,282
                                            -------           -------
                                            441,824           460,764
                                            =======           =======

                            CLONDALKIN INDUSTRIES PLC

33. Summary of significant differences between Irish and U.S. GAAP - continued

Pro-forma Acquisition Information

As described in Note 25 to the Consolidated Financial Statements, in December 2002 the Company's wholly owned subsidiary, Clondalkin Holdings Inc., acquired the assets and business and business of Spiralkote, a flexible packaging company located in Orlando, Florida in the United States of America for a consideration of (euro)2.1 million, paid from the Group's cash resources. This acquisition had an immaterial effect on the Group's 2002 results, and therefore has not been recognized.

In April 2001, the Group's wholly owned subsidiary, Clondalkin Holdings BV, acquired 100% of the issued share capital of Frievaart Holding BV, the holding company of European Packaging Holding businesses ("the EPH companies") for a consideration of (euro)47.5 million.


The consideration payable was financed as to (euro)20 million with an intercompany loan advanced by Clondalkin Group Holdings Limited to Edgemead Limited, funded by newly issued subordinated shareholders' loans due July 2010. The intercompany loan carries a coupon interest rate of 10% per annum, which is non-cash payable and is accrued for on a cumulative basis every year. The intercompany loan advanced to Edgemead Limited is subordinate to the senior notes due January 2010, with respect to interest and principal payments. The balance of the consideration payable was funded by additional bank debt of
(euro)30 million drawn by Edgemead Limited under the senior credit facility agreement and is repayable over seven years, maturing December 2007. The intercompany loan and bank debt are both Euro denominated.

The acquisitions noted above have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair value as of the respective dates of acquisition. The difference between the purchase price and the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for the acquisitions noted above have been included in the accompanying consolidated financial statements since the respective dates of acquisition.

The following unaudited consolidated pro forma results of operations for the years ended December 31, 2002, 2001 and 2000 give effect to the above noted acquisitions as if such transactions had occurred at the beginning of the period:

                                                                         Year ended           Year ended         Year ended
                                                                        December 31,         December 31,       December 31,
                                                                            2002                 2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)
Pro-forma revenue                                                          710,458             730,948            707,733
Pro-forma net income (loss)                                                  1,847              (8,374)            (6,008)
Pro-forma basic and diluted earnings (loss) per share                  (euro)48.48       ((euro)219.82)     ((euro)157.71)

The unaudited pro forma consolidated financial information does not purport to represent what the Company's financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company's future results of operations.

                            CLONDALKIN INDUSTRIES PLC

Operating Lease Commitments

Irish GAAP require disclosure of annual commitments under non-cancelable operating leases by reference to the year in which the lease expires. Under U.S. GAAP, as required by SFAS 13 "Accounting for Leases", disclosure of future minimum lease payments at December 31, 2002 is required as follows:

Year ending December 31,
                                                              ((euro) thousands)
2003                                                                3,237
2004                                                                2,563
2005                                                                1,141
2007                                                                  963
2006                                                                  868
Thereafter                                                          2,967
                                                                   ------
Total minimum lease payments                                       11,739
                                                                   ======

Product Development Costs

                                                                         Year ended           Year ended         Year ended
                                                                        December 31,         December 31,       December 31,
                                                                            2002                 2001               2000
                                                                        ----------------------------------------------------
                                                                                          ((euro) thousands)
Product development costs                                                   3,647               2,494              2,869
                                                                            ============================================

                            CLONDALKIN INDUSTRIES PLC

34. Consolidating Guarantor and non - Guarantor Information

As described in Note 20 to the Consolidated Financial Statements, the senior notes issued by Clondalkin Industries, are guaranteed by the Company's wholly owned subsidiary, Edgemead Limited.

The following consolidating information presents condensed profit and loss accounts and condensed cash flow statements for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 and condensed balance sheets at December 31, 2002 and 2001 of Clondalkin Industries, and the guarantor subsidiary, Edgemead Limited, and the non-guarantor subsidiaries and the elimination and reclassification entries necessary to arrive at consolidated figures for Clondalkin Industries and its subsidiaries as a whole.

These statements are prepared in accordance with Irish GAAP with the exception that subsidiaries are accounted for as investments under the equity method rather than being consolidated.

The significant differences between Irish and U.S. GAAP as they affect Clondalkin Industries and Clondalkin Group (Predecessor) are set forth in Note 33 of the notes to the consolidated financial statements.

The adjustments relating to imputed interest relate to Clondalkin Industries and Edgemead in proportion to their respective financing of the acquisition of Clondalkin Group (Predecessor). All other adjustments with the exception of goodwill arising on consolidation are in respect of the non-guarantor subsidiaries.

Supplemental condensed consolidated Profit and Loss Account

Year ended December 31, 2002                                                       Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Sales                                                 --              --         710,458              --          710,458
Cost of sales                                         --              --        (565,317)             --         (565,317)
                                                  -----------------------------------------------------------------------
Gross profit                                          --              --         145,141              --          145,141
Net operating expenses                                --              --        (76,787)         (12,362)         (89,149)
                                                  -----------------------------------------------------------------------
Operating profit                                      --              --          68,354         (12,362)          55,992
Exceptional items (net)                               --              --              --              --               --
Profit before interest and tax                        --              --          68,354         (12,362)          55,992
Net interest payable                                             (21,818)        (24,309)             --          (46,127)
Equity in profit before taxation of
   subsidiaries                                    9,865          31,683              --         (41,548)              --
                                                  -----------------------------------------------------------------------
Profit before taxation                             9,865           9,865          44,045         (53,910)           9,865
                                                  -----------------------------------------------------------------------
Taxation                                          (8,018)         (8,018)        (13,473)         21,491           (8,018)
                                                  -----------------------------------------------------------------------
Profit after taxation                              1,847           1,847          30,573         (32,420)           1,847
                                                  -----------------------------------------------------------------------
Dividends declared                                    --              --         (22,000)         22,000               --
                                                  -----------------------------------------------------------------------
Profit retained for the period                     1,847           1,847           8,573         (10,420)           1,847
                                                  =======================================================================

                            CLONDALKIN INDUSTRIES PLC

Year ended December 31, 2001                                                       Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Sales                                                 --              --         710,816              --          710,816
Cost of sales                                         --              --        (579,349)             --         (579,349)
                                                  -----------------------------------------------------------------------
Gross profit                                          --              --         131,467              --          131,467
Net operating expenses                                --            (202)        (74,763)        (13,058)         (88,023)
                                                  -----------------------------------------------------------------------
Operating profit                                      --            (202)         56,704         (13,058)          43,444
Exceptional items (net)                               --              --              --              --               --
                                                  -----------------------------------------------------------------------
(Loss) profit before interest and tax                 --           (202)          56,704         (13,058)          43,444
Net interest payable                                  --         (25,104)        (24,490)             --          (49,594)
Equity in profit before taxation of
   subsidiaries                                   (6,150)         19,156              --         (13,006)              --
                                                  -----------------------------------------------------------------------
(Loss) profit before taxation                     (6,150)         (6,150)         32,214         (26,064)          (6,150)
                                                  -----------------------------------------------------------------------
Taxation                                          (2,002)         (2,002)         (8,329)         10,331           (2,002)
                                                  -----------------------------------------------------------------------
(Loss) profit after taxation                      (8,152)         (8,152)         23,885         (15,733)          (8,152)
                                                  -----------------------------------------------------------------------
Dividends declared                                    --              --         (25,306)         25,306               --
                                                  -----------------------------------------------------------------------
Loss retained for the period                      (8,152)         (8,152)         (1,421)          9,573           (8,152)
                                                  =======================================================================


Year ended December 31, 2000                                                       Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Sales                                                 --              --         639,400              --          639,400
Cost of sales                                         --              --        (522,471)             --         (522,471)
                                                  -----------------------------------------------------------------------
Gross profit                                          --              --         116,929              --          116,929
Net operating expenses                                --              13         (66,432)        (12,440)         (78,859)
                                                  -----------------------------------------------------------------------
Operating profit                                      --              13          50,497         (12,440)          38,070
Exceptional items (net)                               --              --           1,341              --            1,341
                                                  -----------------------------------------------------------------------
Profit before interest and tax                        --              --          51,838         (12,440)          39,411
Net interest payable                                  --         (27,955)        (19,595)             --          (47,550)
Equity in profit before taxation of
   subsidiaries                                   (8,139)         19,803              --         (11,664)              --
                                                  -----------------------------------------------------------------------
(Loss) profit before taxation                     (8,139)         (8,139)         32,243         (24,104)          (8,139)
Taxation                                          (1,939)         (1,939)        (11,100)         13,039           (1,939)
                                                  -----------------------------------------------------------------------
(Loss) profit for the period                     (10,078)        (10,078)         21,143         (11,065)         (10,078)
                                                  =======================================================================

                            CLONDALKIN INDUSTRIES PLC

Supplemental condensed consolidated Balance Sheet

At December 31, 2002                                                              Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Fixed Assets
Tangible assets                                       --              --         186,802           8,508          195,310
Financial assets                                      --              --           1,888              --            1,888
Goodwill                                              --              --          25,891         204,108          229,999
Investment in subsidiaries                       (16,990)        459,243              --        (442,253)              --
                                                 ------------------------------------------------------------------------
Total fixed assets                               (16,990)        459,243         214,581        (229,637)         427,197

Current assets
Stocks                                                --              --          70,240              --           70,240
Debtors                                          359,865         131,455         195,021        (587,833)          98,508
Bank and cash balances                                23           3,715          38,829              --           42,567
                                                 ------------------------------------------------------------------------
Total current assets                             359,888         135,170         304,090        (587,833)         211,315

Current liabilities
Bank loans, overdrafts and other borrowings           --              --          21,720              --           21,720
Accounts payable and accrued liabilities          84,259         152,389         136,615        (233,950)         139,313
                                                  -----------------------------------------------------------------------
Total current liabilities                         84,259         152,389         158,335        (233,950)         161,033
                                                 ------------------------------------------------------------------------
Net current assets/(liabilities)                 275,629         (17,219)        145,755        (353,883)          50,282
                                                 ------------------------------------------------------------------------
Total assets less current liabilities            258,639         442,024         360,336        (583,520)         477,479
                                                 ========================================================================
Creditors: amounts falling due after one
   year
Long-term debt                                   233,178         396,985         160,386        (351,264)         439,285
Other liabilities                                 42,413          42,413              --         (42,413)          42,413
                                                 ------------------------------------------------------------------------
                                                 275,591         439,398         160,386        (393,677)         481,698
Provisions - deferred taxation                        --              --          11,463           1,270           12,733
                                                 ------------------------------------------------------------------------
                                                 275,591         439,398         171,849        (392,407)         494,431
                                                 ------------------------------------------------------------------------
Shareholders' equity
Share capital                                         38              --          13,518         (13,518)              38
Profit and loss account and other reserves       (16,990)          2,626         174,969        (177,595)         (16,990)
                                                 ------------------------------------------------------------------------
Total shareholders' equity                       (16,952)          2,626         188,487        (191,113)         (16,952)
                                                 ------------------------------------------------------------------------
                                                 258,639         442,024         360,336        (583,520)         477,479
                                                 ========================================================================

                            CLONDALKIN INDUSTRIES PLC

Supplemental condensed consolidated Balance Sheet

At December 31, 2001                                                              Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Fixed Assets
Tangible assets                                       --              --         194,924           8,230          203,154
Financial assets                                      --              --           1,888                            1,888
Goodwill                                              --              --          30,104         225,618          255,722
Investment in subsidiaries                       (18,505)        434,401              --        (415,896)              --
                                                 ------------------------------------------------------------------------
Total fixed assets                               (18,505)        434,401         226,916        (182,048)         460,764

Current assets
Assets held for disposal                              --              --           6,350              --            6,350
Stocks                                                --              --          72,553              --           72,553
Debtors                                          287,766         117,815         161,805        (462,753)         104,633
Bank and cash balances                                23             754          45,709                           46,486
                                                 ------------------------------------------------------------------------
Total current assets                             287,789         118,569         286,417        (462,753)         230,022

Current liabilities
Bank loans, overdrafts and other borrowings           --          13,015           9,965              --           22,980
Accounts payable and accrued liabilities          28,067          71,305         245,628        (207,403)         137,597
                                                 ------------------------------------------------------------------------
Total current liabilities                         28,067          84,320         255,593        (207,403)         160,577
                                                 ------------------------------------------------------------------------
Net current assets                               259,722          34,249          30,824        (255,350)          69,445
                                                 ------------------------------------------------------------------------
Total assets less current liabilities            241,217         468,650         257,740        (437,398)         530,209
                                                 ========================================================================
Creditors: amounts falling due after one
   year
Long-term debt                                   233,178         439,245         203,655        (367,753)         508,325
Other liabilities                                 26,506          26,506              --         (26,506)          26,506
                                                 ------------------------------------------------------------------------
                                                 259,684         465,751         203,655        (394,259)         534,831
Provisions - deferred taxation                        --              --          12,575           1,270           13,845
                                                 ------------------------------------------------------------------------
                                                 259,684         465,751         216,230        (392,989)         548,676
                                                 ------------------------------------------------------------------------
Shareholders' equity
Share capital                                         38              --          13,518         (13,518)              38
Profit and loss account and other reserves       (18,505)          2,899          27,992         (30,891)         (18,505)
                                                 ------------------------------------------------------------------------
Total shareholders' equity                       (18,467)          2,899          41,510         (44,409)         (18,467)
                                                 ------------------------------------------------------------------------
                                                 241,217         468,650         257,740        (437,398)         530,209
                                                 ========================================================================

                            CLONDALKIN INDUSTRIES PLC

Supplemental condensed consolidated Cash Flow statement

At December 31, 2002                                                              Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Cash flow from operating activities                   --              --          92,098              --           92,098
                                                 ------------------------------------------------------------------------

Returns on investment and  servicing of finance
Interest received                                     --              --             599              --              599
Interest paid                                                    (21,818)         (8,709)             --          (30,527)
                                                 ------------------------------------------------------------------------
Taxation paid                                         --         (21,818)         (8,110)             --          (29,928)
                                                 ------------------------------------------------------------------------

Net cash outflow from capital expenditure and
  financial investment                                --              --          (3,983)             --           (3,983)
Purchase of tangible fixed assets                     --              --         (17,555)             --          (17,555)
Sale of tangible fixed assets                         --              --           1,722              --            1,722
Sale of assets held for disposal                      --              --           6,475              --            6,475
Subsidiaries acquired                                 --              --          (2,054)             --           (2,054)
Payment of deferred acquisition considerations        --              --            (330)             --             (330)
                                                 ------------------------------------------------------------------------
                                                      --              --         (11,742)             --          (15,725)
                                                 ------------------------------------------------------------------------
Repayments from (advances to) subsidiaries            --          61,470         (61,470)             --               --
                                                 ------------------------------------------------------------------------
Cash inflow before financing                          --          39,652           6,793              --           46,445
Net cash outflow from financing                       --         (12,039)         12,164              --              125
(Decreases) increases in loans due within one
  year                                                --         (24,652)        (23,042)             --          (47,694)
Decreases in loans due after more than one year       --         (36,691)        (10,878)             --          (47,569)
                                                 ------------------------------------------------------------------------
Increase (decrease) in cash                           --           2,961          (4,085)             --           (1,124)
                                                 ========================================================================

                            CLONDALKIN INDUSTRIES PLC

34. Consolidating Guarantor and non - Guarantor Information - continued

Supplemental condensed consolidated Cash Flow statement

At December 31, 2001                                                              Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Cash flow from operating activities                   --              --          82,395              --           82,395
                                                 ------------------------------------------------------------------------

Returns on investment and  servicing of
  finance
Interest received                                     --             259             378              --              637
Interest paid                                         --         (16,418)        (20,076)             --          (36,494)
                                                 ------------------------------------------------------------------------
                                                      --         (16,159)        (19,698)             --          (35,857)
                                                 ------------------------------------------------------------------------
Taxation paid                                         --              --          (3,136)             --           (3,136)
                                                 ------------------------------------------------------------------------

Net cash outflow from capital expenditure
  and financial investment
Purchase of tangible fixed assets                     --              --         (19,977)             --          (19,977)
Sale of tangible fixed assets                         --              --           1,469              --            1,469
Subsidiaries acquired                                 --              --         (48,836)             --          (48,836)
Payment of amount due on acquisition of
Clondalkin Group (predecessor)                        --              --            (346)             --             (346)
Payment of deferred acquisition
  considerations                                      --              --            (608)             --             (608)
                                                 ------------------------------------------------------------------------
                                                      --              --         (68,298)             --          (68,298)
                                                 ------------------------------------------------------------------------
(Advances to) repayments from subsidiaries            --         (26,135)          6,135          20,000               --
                                                 ------------------------------------------------------------------------
Cash outflow before financing                         --         (42,294)         (2,602)         20,000          (24,896)
Net cash inflow from financing
Increases (decreases) in loans due within
  one year                                            --           6,042          (2,159)             --            3,883
Payment of fees related to acquisition
  financing                                           --              --            (706)             --             (706)
Increases (decreases) in loans due after
  more than one year                                  --          10,156         (11,833)             --           (1,677)
Payment of fees related to issue of senior
  notes                                               --              --            (900)             --             (900)
Loan from parent company                              --          20,000          20,000         (20,000)          20,000
                                                 ------------------------------------------------------------------------
                                                      --          36,198           4,402         (20,000)          20,600
                                                 ------------------------------------------------------------------------
(Decrease) increase in cash                           --          (6,096)          1,800              --           (4,296)
                                                 ========================================================================

                            CLONDALKIN INDUSTRIES PLC

At December 31, 2000                                                              Non         Eliminate       Clondalkin
                                               Clondalkin       Guarantor       Guarantor        and         Industries and
                                               Industries       Edgemead      Subsidiaries    Reclassify      Subsidiaries
                                               ----------------------------------------------------------------------------
                                                                              ((euro) thousands)
Cash flow from operating activities                   --              --          79,645              --           79,645
                                                 ------------------------------------------------------------------------

Returns on investment and  servicing of
  finance
Interest received                                     --              --             934              --              934
Interest paid                                     (8,005)        (15,551)         (6,613)             --          (30,169)
Income from financial assets                          --              --           3,426              --            3,426
                                                 ------------------------------------------------------------------------
                                                  (8,005)        (15,551)         (2,253)             --          (25,809)
                                                 ------------------------------------------------------------------------
Taxation paid                                         --              --          (7,606)             --           (7,606)
                                                 ------------------------------------------------------------------------

Net cash outflow from capital expenditure
  and financial investment
Purchase of tangible fixed assets                     --              --         (11,054)             --          (11,054)
Sale of assets held for disposal                      --              --          18,094              --           18,094
Sale of tangible fixed assets                         --              --           2,866              --            2,866
Subsidiaries acquired                                 --         (10,971)         (1,146)             --          (12,117)
Payment of deferred acquisition
  considerations                                      --              --          (8,143)             --           (8,143)
Business termination and rationalization
  costs                                               --              --          (2,085)             --           (2,085)
                                                 ------------------------------------------------------------------------
                                                      --         (10,971)         (1,468)             --          (12,439)
                                                 ------------------------------------------------------------------------
Repayments from (advances to) subsidiaries         6,143          39,385         (45,528)             --               --
                                                 ------------------------------------------------------------------------
Cash (outflow) inflow before financing            (1,862)         12,863          22,790              --           33,791

Net cash inflow (outflow) from financing
Increases (decrease) in loans due within
  one year                                            --           3,474         (11,110)             --           (7,636)
(Decrease) in loans due after more than one
  year                                                --         (21,451)         (7,223)             --          (28,674)
Increase in senior notes                         125,000              --              --              --          125,000
Payment of fees related to issue of senior
  notes                                           (4,100)             --              --              --           (4,100)
Decrease in mezzanine finance                   (120,000)             --              --              --         (120,000)
Loan from parent company                              20              20           2,133             (40)           2,133
                                                 ------------------------------------------------------------------------
Increase (decrease) in cash                           11          (5,094)          5,637             (40)             514
                                                 ========================================================================

                                  Balance at      Charged to                     Charge to                    Balance
                                beginning of        cost and                         other    Translation   at end of
Description                           period        expenses     Deductions       accounts     adjustment      period
                                ------------------------------------------------------------------------------------
                                                                 ((euro) thousands)
Clondalkin Industries PLC                                            (a)            (b)

2002
Doubtful debts                       2,395            447          (576)            --            (54)         2,212
                                   ---------------------------------------------------------------------------------

2001
Doubtful debts                       1,797          1,173          (840)           261              4          2,395
                                   ---------------------------------------------------------------------------------

2000
Doubtful debts                       2,451           (320)         (354)            --             21          1,797
                                   =================================================================================


(a) Amounts written off.

(b) Acquired on acquisitions.